SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 February 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 24 February 2012 re:  Final Results - Part 1
2011 Results
News Release

Lloyds Banking Group plc

24 February 2012

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the year ended 31 December 2011.
The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary statements of annual results must be agreed with the listed company's auditors prior to publication, even though an audit opinion has not yet been issued.  In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditor's report to be included with the annual report and accounts.  Lloyds Banking Group plc confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors' report required to be included with the annual report and accounts for the year ended 31 December 2011.

Statutory basis
Statutory results are set out on pages 162 to 203.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison on a statutory basis of the 2011 results with 2010 is of limited benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•
In order to reflect the impact of the acquisition of HBOS, the amortisation of purchased intangible assets has been excluded; and the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

•
In order to better present business performance the effects of liability management, volatile items and asset sales are shown on a separate line in the combined businesses income statement and 'underlying income' is total income less these effects.  The following items, not related to acquisition accounting, have also been excluded from the combined businesses income statement:

-    integration, simplification and EC mandated retail business disposal costs;
-    volatility arising in insurance businesses;
-    insurance gross up;
-    provision in relation to German insurance business litigation;

-    payment protection insurance provision;
-    customer goodwill payments provision;
-    curtailment gains and losses in respect of the Group's defined benefit pension schemes; and
-    loss on disposal of businesses.

To enable a better understanding of the Group's core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group's risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group's customer strategy.  The EC mandated retail business disposal (Project Verde) is included in core portfolios.
The Group's core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.
The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group's income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.
During 2011, the Group has reassessed its non-core activities and a number of portfolio changes have been made within the Wholesale, Commercial and International portfolios; it is not intended that any further changes will be made to the composition of these non-core portfolios.  The disclosures for the year ended 31 December 2010 have been restated on this basis.
Unless otherwise stated income statement commentaries throughout this document compare the year ended 31 December 2011 to the year ended 31 December 2010, and the balance sheet analysis compares the Group balance sheet as at 31 December 2011 to the Group balance sheet as at 31 December 2010.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits including, without limitation, as a result of the integration of HBOS and the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

'In 2011, we established our longer term strategy for the Group, acted quickly and decisively to mitigate the effects of a challenging environment and put in place the right foundations to deliver on our objectives over the next 3 - 5 years, whilst continuing to support the UK economy.  Using the framework set out in our Strategic Review, we accelerated strengthening our balance sheet, decreasing risk and reducing costs.  The investments we made behind our brands, distribution, customer relationships and people have strengthened our franchise, and created new opportunities which will enable us to realise over time the Group's full potential for growth.'

António Horta-Osório
Group Chief Executive

GOOD PROGRESS AGAINST STRATEGY CREATING NEW OPPORTUNITIES FOR GROWTH

• Balance sheet further strengthened

- Capital position strengthened: Core tier 1 capital ratio of 10.8 per cent, improved by 60 basis points.

- Strong deposit growth: customer deposits (excluding repos) increased 6 per cent to £406 billion.

- Funding position significantly improved: wholesale funding reduced to £251 billion, down 16 per cent.

- Strong progress against term funding objectives with £35 billion of wholesale term issuance.

- Loan to deposit ratio substantially improved to 135 per cent (31 December 2010: 154 per cent).

• Reshaping our business portfolio: reducing risk, focusing on the core, and exiting non-core areas.

- Substantial non-core asset reduction of £53 billion to £141 billion.

- Conservative approach to, and prudent appetite for, risk fully embedded across the business.

- Increased focus on the core business, while substantially decreasing non-core assets.

- Announced exit from operations in seven overseas countries.

• Simplifying the Group: reducing costs and creating a new operational model.

- Integration successfully executed, realising annual run-rate savings of more than £2 billion.

- Strong initial progress on delivery of simplification initiatives, using our proven capabilities from Integration.

- Simplification run-rate cost savings of £242 million at end 2011.

• Invest to be the best bank for our customers: creating new opportunities for growth.

- Successful launch of multibrand strategy, including relaunch of Halifax as a challenger brand.

- Support for Small and Medium-sized Enterprises (SMEs) strengthened: Merlin commitments exceeded, and Commercial loan growth of 3 per cent against UK market down 6 per cent.

- Good bancassurance progress with Retail and Commercial (SME) customers.

- Increased market shares in key, capital-light Wholesale products, facilitated by Arena platform.

- New Wealth propositions developed covering 80 per cent of customers, and processes simplified.

RESILIENT UNDERLYING TRADING PERFORMANCE IN 2011, IN LINE WITH EXPECTATIONS

• Growth initiatives, cost and impairment reductions, and funding mix improvements mitigated the effects of a subdued UK economy, risk and asset reductions, and higher wholesale funding costs.

- Combined businesses profit before tax increased 21 per cent to £2,685 million in 2011.

- Core combined businesses profit before tax increased 3 per cent to £6,349 million.

- Statutory loss before tax was £3,542 million (2010: profit of £281 million), and includes a £3.2 billion non-recurring provision for Payment Protection Insurance (PPI) contact and redress costs.

• Income decreased 10 per cent to £21,123 million, reflecting subdued lending demand and continued customer deleveraging in the core, a smaller non-core portfolio, and a lower margin.

•    Banking net interest margin reduced by 14 basis points to 2.07 per cent, in line with expectations, with increased funding costs partially offset by the benefits of asset repricing and funding mix; core net interest margin declined only 6 basis points to 2.42 per cent given the better funding mix in the core business.

• Total costs fell 4 per cent, primarily driven by Integration and Simplification related savings and lower bonus accruals, partially offset by inflationary pressures and UK bank levy and FSCS costs.

• The impairment charge reduced significantly, by 26 per cent to £9,787 million, with improvements seen across all divisions, reflecting improving portfolio credit quality.

OUTLOOK AND FINANCIAL GUIDANCE

• Expect the external environment to remain challenging in 2012.

• Remain confident that our medium-term financial targets, as set out in our June 2011 Strategic Review are achievable over time.

-   As anticipated in our Q3 2011 Interim Management Statement, now expect the attainment of income related targets, including for other operating income, to be delayed beyond 2014 as a result of the weaker than expected economic outlook.

- As a consequence, also expect the attainment of our return on equity target to be delayed beyond 2014.

- Continue to expect to deliver our balance sheet, cost and impairment targets in 2014, and in some cases sooner.

- In-year cost savings target for 2014 increased by £200 million to £1.7 billion; end 2014 run-rate target increased to £1.9 billion.

- Given expectation of further deposit growth, expect to reach medium-term Group loan-to-deposit ratio target of 130 per cent or below by the end of 2012, two years ahead of plan.

• In 2012, on a combined businesses basis, we expect:

-   Income to be lower than in 2011 given the economic outlook, further non-core asset reductions, subdued demand in the core loan book, higher wholesale funding costs, and interest rates likely to remain at low levels for longer.

-   Full year banking net interest margin to be below 2 per cent in 2012, falling year-on-year by approximately the same amount in 2012 as in 2011, primarily driven by continuing high wholesale funding costs.

- A further reduction in costs, and a similar percentage reduction in Group impairment as seen in 2011, with the largest improvement coming from International.

- The benefit from fair value unwind to reduce to approximately £0.5 billion.

-   To continue to strengthen our balance sheet through: non-core asset reduction of approximately £25 billion, further deposit growth, at least in line with the market, and strengthening our funding position and our core tier 1 ratio.

Further detail on our outlook and financial guidance is given at the end of the Group Chief Executive's statement on page 11.

António Horta-Osório
Group Chief Executive

SUMMARY OF RESULTS

	2011	2010	Change
Results	£m	£m	%

Statutory
Total income, net of insurance claims	20,771	24,956	(17)
Total operating expenses	(16,250)	(13,270)	(22)
Trading surplus	4,521	11,686	(61)
Impairment	(8,094)	(10,952)	26
(Loss) profit before tax	(3,542)	281
Loss attributable to equity shareholders	(2,787)	(320)
Loss per share	(4.1)p	(0.5)p
Combined businesses basis (note 1, page 95)
Total income, net of insurance claims	21,123	23,444	(10)
Total costs	(10,621)	(11,078)	4
Trading surplus	10,502	12,366	(15)
Impairment	(9,787)	(13,181)	26
Profit before tax	2,685	2,212	21

Banking net interest margin	2.07%	2.21%
Banking asset margin	1.46%	1.71%
Banking liability margin	0.98%	0.92%
Impairment as a % of average advances1	1.62%	2.01%
Cost:income ratio2	50.3%	46.6%
Combined businesses basis - core
Total income, net of insurance claims	19,536	20,023	(2)
Total costs	(9,682)	(9,884)	2
Trading surplus	9,854	10,139	(3)
Impairment	(2,887)	(3,612)	20
Profit before tax	6,349	6,152	3

Banking net interest margin	2.42%	2.48%
Impairment as a % of average advances1	0.64%	0.75%
Cost:income ratio	49.6%	49.4%

1	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.
2	Total costs excluding the impairment of tangible fixed assets of £150 million in the year ended 31 December 2010, divided by total income net of insurance claims.

SUMMARY OF RESULTS (continued)
Capital and balance sheet	As at 31 December 2011	As at 31 December 2010	Change %

Statutory
Loans and advances to customers1	£565.6bn	£592.6bn	(5)
Customer deposits2	£413.9bn	£393.6bn	5
Loans and advances to customers excl reverse repurchase agreements (repos)	£548.8bn	£589.5bn	(7)
Customer deposits (excluding repos)	£405.9bn	£382.5bn	6
Total customer balances3	£954.7bn	£972.0bn	(2)
Loan to deposit ratio4	135%	154%
Average interest-earning banking assets	£585.4bn	£625.9bn	(6)
Funds under management5	£182.0bn	£192.0bn	(5)
Wholesale funding (see page 110)	£251.2bn	£298.0bn	(16)
Wholesale funding >1 year maturity	55%	50%
Funded assets (see page 113)	£587.7bn	£655.0bn	(10)
Primary liquidity portfolio (see page 116)	£94.8bn	£97.5bn	(3)
Risk-weighted assets	£352.3bn	£406.4bn	(13)
Core tier 1 capital ratio	10.8%	10.2%
Net tangible assets per share	58.6p	59.2p
Leverage ratio	17 times	17 times

Core
Loans and advances to customers (excluding reverse repos)	£437.0bn	£454.2bn	(4)
Customer deposits (excluding repos)	£401.5bn	£377.0bn	6
Total customer balances	£838.5bn	£831.2bn	1
Loan to deposit ratio4	109%	120%
Total core assets	£829.8bn	£797.9bn	4
Risk-weighted assets	£243.5bn	£262.5bn	(7)

Non-core
Total non-core assets	£140.7bn	£193.7bn	(27)
Risk-weighted assets	£108.8bn	£143.9bn	(24)

1	Includes reverse repos of £16.8 billion (31 December 2010: £3.1 billion).
2	Includes repos of £8.0 billion (31 December 2010: £11.1 billion).
3	Total customer balances are the aggregate of loans and advances to customers excluding reverse repos and customer deposits excluding repos.
4	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
5	Funds under management within Wealth and International division.

GROUP CHIEF EXECUTIVE'S STATEMENT

Summary
In 2011, we established our longer term strategy for the Group, acted quickly and decisively to mitigate the effects of a challenging environment and put in place the right foundations to deliver on our objectives over the next 3 - 5 years, whilst continuing to support the UK economy.  Using the framework set out in our Strategic Review, we accelerated strengthening our balance sheet, decreasing risk and reducing costs.  The investments we made behind our brands, distribution, customer relationships and people have strengthened our franchise, and created new opportunities which will enable us to realise over time the Group's full potential for growth.  We also made good progress on the EC mandated business disposal ('Project Verde'), and saw greater clarity emerge on the future UK regulatory framework following the publication of the Independent Commission on Banking's (ICB's) final report and the Government's response on 19 December 2011.

As a result, in 2011, we delivered a resilient performance and made good progress against the key elements of our strategic plan to become the best bank for our customers, despite a weakening UK economy, ongoing financial market volatility, continued high levels of regulatory scrutiny and competitive markets.  We are now better positioned to adapt to the changing economic environment and to realise over time the full potential of our franchise, brands and capabilities, and therefore to deliver strong, stable and sustainable returns for our shareholders.

2011 results overview
The results reflect our focus on rapidly improving the Group's risk profile and further strengthening the balance sheet, through improving the Group's capital and funding position and making substantial progress on non-core asset reductions, deposit growth, and our funding programme.

While this means that we now have a much more resilient balance sheet, our income performance was affected by these risk and asset reductions, as well as by the subdued UK economic environment.  On a statutory basis, our results were affected by, amongst other things, the responsible position we took on Payment Protection Insurance (PPI), which resulted in a £3.2 billion provision.  In addition, with over £2 billion of run-rate cost savings now realised from integration, we have now commenced the simplification initiatives which will significantly improve our efficiency and are allowing us to invest in growing our core customer business.

In reducing risk and strengthening the balance sheet, our proactive management of the non-core portfolio and of our funding position meant that we reduced non-core assets by £53 billion to £141 billion, against a commitment to decrease the non-core portfolio to less than £90 billion by the end of 2014, and significantly strengthened our funding position, raising £35 billion of total term wholesale funding, around £10 billion more than initially budgeted.

The new pricing management of savings products we introduced in the year and our multi-brand strategy resulted in customer deposit growth (excluding repos) of 6 per cent, significantly above market growth, and without leading the market on rates.  We had a particularly strong performance in our Halifax challenger brand as a result of innovative products launched in the year.  As a consequence of our actions in reducing non-core loans and increasing deposits, we substantially improved our loan to deposit ratio, by 19 percentage points to 135 per cent.

Deposit growth and our progress in funding and non-core asset reductions facilitated further substantial pay-down of government and central bank facilities from £97 billion at the 2010 year end to £24 billion at the end of 2011 (with nothing outstanding under the UK Special Liquidity Scheme).  Non-core asset reductions, which were made broadly in line with book value, were a substantial driver behind the improvement in our core tier 1 capital ratio from 10.2 per cent at the 2010 year end to 10.8 per cent, notwithstanding the impact of the PPI provision of around 60 basis points.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

The Group reported a combined businesses profit before tax of £2,685 million in 2011 (2010: £2,212 million), and excluding the effects of liability management, volatile items and asset sales, profit before tax was £2,022 million (2010: £1,651 million).  The core business delivered a resilient performance, with profit before tax of £6,349 million (2010: £6,152 million), and excluding volatile items, liability management effects and asset sales profit before tax was £5,746 million (2010: £6,101 million).  On a statutory basis, the Group reported a loss before tax of £3,542 million in the year, which includes the PPI related provision.

Subdued markets in the core business and the effect of non-core asset reductions resulted in a reduction in income (excluding volatile items, liability management effects and asset sales, and net of insurance claims) of 10 per cent to £21,197 million.  This was partly offset by a 6 per cent reduction in operating expenses, despite the headwinds of inflation and higher taxes, as a result of the management actions we took during the year, and a 26 per cent reduction in the impairment charge, reflecting improving credit quality in our portfolios.

The benefits from the improvements we achieved in the Group's funding mix, increasing deposit balances and reducing the proportion of wholesale funding, were most clearly evident in our core net interest margin.  This declined by only 6 basis points to 2.42 per cent, despite the impact of higher funding costs, the effect of refinancing a significant amount of government and central bank facilities and lower interest rates in general.  However, our Group net interest margin declined by 14 basis points to 2.07 per cent, in line with guidance, given that it reflected the full impact of these effects on our predominantly wholesale funded non-core business.

Our strategy and action plan to deliver for customers and shareholders
Our strategy, which we set out on 30 June 2011 following an extensive and detailed review of the business, is focused on the UK, where we have distinctive assets and capabilities including our valuable customer franchise and market position, and multiple strong brands.

It is built on being the best bank for our personal, commercial and corporate customers, creating value by investing in initiatives where we can make a real difference for them, and focussing on operating sustainably and responsibly with the objective of delivering strong, stable and sustainable returns for shareholders over time.

While our focus is on restoring the Group to sustainable profitability and delivering returns for all shareholders, we expect the delivery of our strategic targets to provide, over time, an opportunity for the UK Government to dispose of its shareholding in the Group in an orderly manner, and deliver value for taxpayers.

Our strategy will create shareholder value through simplifying processes, systems and products and policies, and investing a proportion of the savings realised from this simplification in growth initiatives targeted at high-return areas of our business, and by ensuring that capital is primarily allocated to core growth businesses.

The four elements of our action plan to deliver our strategy are to:

• Strengthen our balance sheet and liquidity position

• Reshape our business portfolio to fit our assets, capabilities and risk appetite

• Simplify the Group to improve agility, service and efficiency

• Invest to be the best bank for our customers and to grow our core customer businesses

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Good progress against strategic initiatives
We are already making good progress against the key initiatives set out in our strategy.

In reshaping our business portfolio, we have fully embedded across the business a conservative approach to, and prudent appetite for, risk.  We have in place rigorous controls over the risk profile of all new business, as evidenced, for example, in the Retail mortgage book where we have seen impaired loans decreasing but where our coverage ratio has increased, and are managing and successfully reducing our non-core assets in a disciplined manner and broadly in line with book value.  In the core business, the improving quality of our portfolios and their decreasing risk profile, has been reflected in a 7 per cent decrease in risk-weighted assets.  We have also reviewed our existing portfolios and confirmed them as adequately provisioned.

Given our UK-focused strategy to capitalise on the strength of our capabilities in the UK, we have also committed to reduce our international presence from 30 countries to less than 15 by 2014.  To date we have announced the exit from operations in seven countries.

Our integration programme has now delivered single platforms supporting the Halifax, Bank of Scotland and Lloyds TSB brands and, by the end of 2011, had achieved more than £2 billion per annum of run-rate cost synergies and other operating efficiencies.

Simplifying the Group is a cornerstone of our strategy, not only in its delivery of cost savings, but also importantly in simplifying our products and services from the customer's point of view, and allowing us to increase investment in our franchise.  We have now commenced the delivery of the simplification initiatives set out in our strategy, and by the end of 2011 had achieved initial run rate savings of £242 million in the first six months of the programme.  We have also greatly improved our cost management through instituting a rigorous process overseen by a Cost Board, which has helped the Group drive significant reductions in our operating expenses.

A portion of the savings realised from our simplification programme will allow us to further invest to be the best bank for our customers, and to grow our core customer businesses which is at the heart of our strategy.  We commenced the implementation of a number of key initiatives in 2011, with the revitalisation of the Halifax brand and strengthening our support for Small and Medium-sized Enterprises both resulting in a significant outperformance of those business areas against market trends.

We have also begun to invest behind increasing our share of capital-light business in our corporate and commercial businesses.  Key successes included the launch of 'Arena', our online foreign exchange and money market deposit platform and our UK government bond market making operation in our Wholesale business.  In Insurance, our focus on UK customer needs delivered a 23 per cent increase in LP&I UK protection sales (PVNBP), which now account for 22 per cent (2010: 13 per cent) of bancassurance sales.

Further details on the good progress we have made against our strategic initiatives in each business are given in each of the divisional reviews in this document.

Management team changes
On 1 February 2012, we announced changes to the Group's senior management team to ensure we have the right organisational structure to deliver on our strategy and move to the next phase of the Group's transformation.  As a result, five business lines, Retail, Wholesale, Commercial, Wealth and International, and Insurance, now report directly to me and, further to the centralisation of all control functions as part of the Strategic Review, five control and support functions also report to me, namely Group Corporate Functions (into which Human Resources, Legal and Secretariat and Group Audit report), Risk, Finance, Operations, and Corporate Affairs.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Supporting our customers and the UK economy
As part of our strategy to be the best bank for customers, and as a leading financial services provider in the UK, we continue to actively support sustainable growth in the UK economy through the focused range of products and services we provide to our business and personal customers, as well as through partnerships we have built with industry and Government.

The banking industry has faced much criticism in recent years and we recognise that significant work is required to rebuild trust with customers and other stakeholders.  The financial services sector does however have a fundamental role to play in society in supporting both individuals and businesses through the provision of financial and payment services, and can be instrumental in helping the economy prosper and grow.  The industry can help ensure the future strength and economic well being of the UK and its people and given our strategic assets we aim to play an important part in this.

I am pleased to report that during 2011, despite the challenging economic climate, the Group exceeded its full year contribution to the 'Merlin' lending commitments which were agreed in February with the UK Government, both for SMEs and in total.  In the full year we provided £45 billion of committed gross lending to UK businesses, of which £12.5 billion was to SMEs.  In the same period, the Group supported the start-up of 124,000 new SME businesses.  For 2012, we have relaunched our SME Charter in which we have pledged to make at least £12 billion of gross new lending available to SMEs.

SMEs are a particularly important source of job creation and growth in the UK.  Our core Commercial business is focused on serving these customers, and we demonstrated our support for SME customers in 2011 with year on year net lending growth of 3 per cent in this business area.  This compared favourably with the negative growth in SME lending across the industry reported in the latest available market statistics from the Bank of England.  In 2012, we have pledged to make at least £12 billion of gross new lending available to SMEs, with a further pledge to deliver positive net lending growth, to help stimulate economic output and improve confidence in the sector.  As a member of the Business Finance Taskforce, we have led work to improve SME customer relationships through mentoring and a right to appeal and have agreed to contribute £300 million to the Business Growth Fund to provide better access to equity finance.

For our Retail customers, the Group completed £28 billion of new mortgage business in 2011, achieving a market share of approximately 20 per cent of gross new residential mortgage lending.  We are committed to supporting the UK housing market and first-time buyers in particular.  We advanced more than £5.6 billion of new lending to first-time buyers in 2011, helping over 52,000 customers own their first homes.  Our market share of new first-time buyer business was approximately 24 per cent by value in 2011.  In total, we advanced more than £15.5 billion of new mortgages to over 124,000 customers buying their home in the UK in 2011.  Our Halifax brand is a leading lender in the affordable housing sector, with a dedicated product range designed for borrowers seeking shared equity or shared ownership schemes.

Looking forward, as part of our commitment to customers, we will keep the same net number of branches in our network for the next three years, excluding Verde, and we will not close a branch if it is the last one in a community.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

We also committed to reduce the level of FSA reportable complaints we receive, excluding PPI complaints, by 20 per cent in 2011 compared to 2010.  We achieved a 24 per cent reduction, and reduced our banking complaints per 1,000 accounts to 1.5.  We achieved this through initiatives such as our Phone a Friend service, training of our 40,000 front line colleagues, and the roll out in the second half of an externally accredited complaint handling qualification.  This makes us the first financial services organisation to have professionally qualified complaint handlers.  To enable our customers get the right outcome faster, we are extending the opening hours of our specialist complaints teams to 24 hours a day, 7 days a week.  As a result of these initiatives, we are now resolving over 90 per cent of complaints at first touch.  In 2012, we have committed to improving this performance further, by reducing banking complaints to just 1.3 per 1,000 current accounts, and in 2014 to 1.0 per 1,000 current accounts.

Meeting our customers' needs with successful new products and services
Our strategy recognises our customers' needs for product simplicity and transparency, access through multiple channels, and value-for-money products and services.  I am therefore pleased at the success of the new products and services launched in 2011, and the widespread recognition and broad range of external awards achieved across the Group.  In Retail, notable product successes included a number of innovative Halifax savings products, which while not rate-leading, delivered strong deposit growth.  These included, in the first half, the ISA Promise which saw our cash ISA balances grow significantly above our historic share, and, in the second half, the Savers Prize Draw which saw over 450,000 customers registered for the first draw.

We also received a number of external awards recognising the quality and consistency of delivery to our customers.  Within Wholesale, our Corporate Markets area won the Best Bank of the Year award for the seventh consecutive year at the Real FD/CBI Excellence awards, while in Retail we were named 'Best Overall Mortgage Lender' for the tenth year running in the Your Mortgage Magazine Awards and in Insurance we were named as Britain's most popular home insurance provider by the independent market researchers GFK NOP for the tenth year in a row.  In responding to our customers' need for access through multiple channels, in Retail, we launched a suite of Mobile Banking apps, and have now recorded one and a half million downloads.

Our commitment to our employees
Our success depends on our employees, the service they provide for our customers, and the long-term partnerships they build with them.  We are committed to attracting, retaining and developing our people, and in 2011 launched a number of initiatives to identify and develop our future leaders, to simplify the link between performance and reward, and to ensure colleagues have the capabilities to deliver excellent service through learning and development resources such as our Learning Academies, through supporting external qualifications, and by introducing development and review programmes.

While the results of the colleague engagement survey we conducted in the second half of the year reflected both the challenging external environment and the work that remains to be done in ensuring Lloyds Banking Group is a great place to work, the progress we have made during the year reflects the strong capabilities and dedication of our people which will continue to support the delivery of our strategy.

Remuneration is an important issue for our stakeholders and the Group.  We are keen to ensure we recruit and retain the right employees to drive our business forward and deliver on our strategy while ensuring that there is alignment between remuneration and results.  Variable pay is reflective of the performance of the business and total discretionary bonus awards are approximately 30 per cent lower than last year with bonuses above £2,000 subject to deferral and adjustment.  In addition, given the continued challenging economic conditions salary awards have been limited, especially at more senior levels.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

EC mandated business disposal ('Project Verde')
Following our decision early in 2011 to accelerate Project Verde, we have made good progress, and, having reviewed the formal offers for the Verde business, the preferred bidder for the business is The Co-operative Group.  Any final transaction will be subject to regulatory approval and certain other conditions.  The Group will continue to progress an IPO as an alternative to a direct sale.  We remain on track to complete the transfer of the business before the end of 2013.

Equity dividends
The European Commission's restriction on equity dividend payments was part of the conditions of the State Aid restructuring plan which expired in early 2012.  We understand that the absence of dividends has created difficulties for many of our shareholders and we remain committed to recommencing progressive dividend payments as soon as we are able.

It is our intention to do so when the financial position of the Group and market conditions permit, and after regulatory capital requirements are defined and prudently met.  At this time those requirements remain unclear and although we have made good progress against our strategic priorities during the year we are not yet able to forecast when we will be able to resume dividend payments, although we continue to strive to recommence them as soon as possible.

Greater clarity emerging on UK regulatory framework
The publication of the ICB's final report in September and the Government's response to the report in December are significant steps in providing greater clarity on changes to the regulatory framework for the UK banking industry to secure greater financial stability.

On competition, we are pleased that the Verde sale is seen as creating an effective new challenger in our market, and that our proposals, developed with the Payments Council, to make it quicker and simpler for customers to switch accounts, were recommended by the ICB and backed by the Government.

We also welcome the Government's endorsement of the ICB's proposals to ring-fence retail banking operations as part of a wider regulatory framework including capital and liquidity and effective macro- and micro-prudential supervision, which should remove any implicit tax-payers' guarantee for the ring-fenced entities.  Given that we are predominantly a retail and commercial bank, we would expect to be less affected by the implementation of a retail ring-fence, but believe it will be important for any transition period to be flexible in order to minimise any impact on economic growth, and for banks to implement the required structural changes.

The ICB also recommended that ring-fenced banks should hold a capital base of at least 10 per cent to absorb the impact of potential losses or financial crises.  The Government's proposals on capital are consistent with the capital targets we set in our strategic review in 2011 and, although much work remains to be done on the detail of the implementation capital requirements, we are on track to achieve the capital levels the ICB recommends.

We expect the Government to provide further details of its plans in the spring of 2012 and to outline which of the proposals it intends to progress to legislation.  We will continue to work with HM Treasury and our regulators in the coming months ahead of the publication of the final white paper.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Economic outlook
While the outlook for the UK economy remains uncertain, and vulnerable to developments in the Eurozone, we believe the most likely scenario is for further weakness in the first half of 2012 followed by a relatively modest recovery in the second half resulting in broadly flat real GDP for the year as a whole, with further modest recovery in 2013.  As a result, we expect UK base rates to remain at current levels into 2013, and unemployment to rise from current levels to peak at around 9 per cent in 2013.  However, we expect inflation (CPI) to fall from current high levels to below 3 per cent in 2012 and possibly below 2 per cent in 2013.  UK property prices are likely to reflect the weak economic environment, with house prices remaining broadly flat in 2012 and 2013 and commercial property prices likely to be marginally weaker in 2012, and marginally stronger in 2013.

Outlook and financial guidance
We expect the external environment to remain challenging in 2012, with a subdued economy, continued high levels of regulatory scrutiny and political uncertainty relating to the banking sector, and the continued potential for downside effects from financial market volatility and instability in the Eurozone.

Nevertheless, we remain confident that our medium-term financial targets, as set out in our June 2011 Strategic Review are achievable over time, although, as we anticipated in our Q3 2011 Interim Management Statement, we now expect the attainment of our income related targets, including for Other Operating Income, to be delayed as a result of the weaker than expected economic outlook.  As a consequence, we now also expect the attainment of our return on equity target to be delayed beyond 2014.  On the other hand, we continue to expect to deliver our balance sheet, cost and impairment targets in 2014, and in some cases sooner, given the good progress made so far.

In relation to our balance sheet, this progress includes the £53 billion reduction in non-core assets achieved in the year and the 60 basis point increase in our core tier 1 ratio to 10.8 per cent.  As regards our income targets, we have reduced our asset quality ratio (impairment as a percentage of average advances) by 39 basis points to 1.62 per cent, a significant step towards our target of 50 to 60 basis points.  The positive strong momentum of our Simplification programme, with £242 million of run-rate cost savings already achieved at the end of 2011, means that we are now increasing our target cost savings from this programme by £200 million, to £1.9 billion (from £1.7 billion) by the end of 2014, and to £1.7 billion from £1.5 billion in 2014.

Given the economic outlook, in 2012, on a combined businesses basis, we expect income to be lower than in 2011, given further non-core asset reductions, subdued demand in the core loan book, higher wholesale funding costs, and interest rates likely to remain at low levels for longer.  We retain significant capacity to grow core assets subject to demand and to maintaining our prudent appetite for risk.  Our banking net interest margin, as expected, was marginally below 2 per cent in the fourth quarter of 2011.  We expect our full year banking net interest margin to be below 2 per cent in 2012, falling year-on-year by approximately the same amount in 2012 as in 2011, primarily driven by continuing high wholesale funding costs.  We expect the benefit from fair value unwind to reduce to approximately £0.5 billion in 2012.  However, we expect a further reduction in costs, and a similar percentage reduction in Group impairment in 2012 as seen in 2011, as a result of further asset quality improvements across the divisions, with the largest improvement coming from International.

We expect to continue to strengthen our balance sheet in 2012, by a further reduction in non-core assets of approximately £25 billion, through targeting further deposit growth, at least in line with the market, by strengthening our funding position, with approximately 50 per cent of our term wholesale funding target for 2012 already completed, and by further improving our core tier 1 ratio.  Growth in customer deposits remains a key part of our funding strategy, and, assuming a continuation of current trends, we would expect to reach our medium-term Group loan-to-deposit ratio target of 130 per cent or below by the end of 2012, two years ahead of plan.
GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

While we remain mindful of the challenges of the external environment, Lloyds Banking Group is now in a significantly stronger position than it was twelve months ago, and I would like to thank all our people for their contribution to our progress in 2011.  Given we are likely to have lower interest rates for longer and higher regulatory costs along with deleveraging in credit markets, it will be those banks who can create competitive advantage through a lower risk premium combined with best in class efficiency who will achieve superior returns and will capture the opportunities as economic conditions improve.  Absent a material deterioration in the economic environment, we remain confident in our ability to continue to execute against our strategic plan, and therefore continue to believe we are well positioned to realise over time the full potential of our organisation, brands and capabilities, and to achieve strong, stable and sustainable returns for shareholders.

António Horta-Osório
Group Chief Executive

COMBINED BUSINESSES INFORMATION

The analysis and commentary that is set out on pages 14 to 105 is presented on a combined businesses basis.  The basis of preparation of the combined businesses results is set out on page 95.

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT

	2011	2010
	£ million	£ million

Net interest income	12,233	14,143
Other income	9,307	9,936
Effects of liability management, volatile items and asset sales1	(74)	(93)
Total income	21,466	23,986
Insurance claims	(343)	(542)
Total income, net of insurance claims	21,123	23,444
Costs:
Operating expenses	(10,253)	(10,882)
Other costs2	(368)	(196)
	(10,621)	(11,078)
Trading surplus	10,502	12,366
Impairment	(9,787)	(13,181)
Share of results of joint ventures and associates	27	(91)
Profit (loss) before tax and fair value unwind	742	(906)
Fair value unwind	1,943	3,118
Profit before tax - combined businesses	2,685	2,212

The basis of preparation of the combined businesses income statement is set out on the inside front cover.

RECONCILIATION OF COMBINED BUSINESSES PROFIT BEFORE TAX TO
STATUTORY (LOSS) PROFIT BEFORE TAX FOR THE YEAR

	2011	2010
	£ million	£ million

Profit before tax - combined businesses	2,685	2,212
Integration, simplification and EC mandated retail business disposal costs	(1,452)	(1,653)
Volatility arising in insurance businesses (note 7, page 102)	(838)	306
Amortisation of purchased intangibles	(562)	(629)
Provision in relation to German insurance business litigation (note 23, page 194)	(175)	-
Payment protection insurance provision (note 22, page 192)	(3,200)	-
Customer goodwill payments provision	-	(500)
Pension curtailment gain	-	910
Loss on disposal of businesses	-	(365)
(Loss) profit before tax - statutory	(3,542)	281

1
Includes the gains from liability management exercises (see note 3 on page 99), the net effect of banking volatility, changes in the fair valuation of the equity conversion feature of the Group's Enhanced Capital Notes, net derivative valuation adjustments and gains or losses on disposals of assets which are not part of normal business operations.

2	Other costs include FSCS costs and UK bank levy in 2011, and FSCS costs and impairment of tangible fixed assets in 2010.

COMBINED BUSINESSES PROFIT (LOSS) ANALYSIS BY DIVISION

	2011	2010
	£ million	£ million

Retail	3,636	3,986

Wholesale	828	2,514

Commercial1	499	291

Wealth and International	(3,936)	(4,950)

Insurance	1,422	1,326

Group Operations and Central items:
Group Operations	(56)	(52)
Central items	292	(903)
	236	(955)
Profit before tax	2,685	2,212

1	Commercial comprises the Group's SME business and was previously part of Wholesale. Comparatives have been restated accordingly.

COMBINED BUSINESSES HALF-YEAR PROFIT (LOSS) ANALYSIS BY DIVISION

	2011 first half-year	2011 second half-year
	£ million	£ million

Retail	1,907	1,729

Wholesale	1,199	(371)

Commercial	247	252

Wealth and International	(2,138)	(1,798)

Insurance	660	762

Group Operations and Central items:
Group Operations	(62)	6
Central items	(709)	1,001
	(771)	1,007
Profit before tax	1,104	1,581

Banking net interest margin	2.12%	2.01%
Banking asset margin	1.54%	1.38%
Banking liability margin	0.97%	0.98%
Impairment as a % of average advances	1.77%	1.46%

CORE AND NON-CORE INCOME STATEMENT

Core	2011	2010
	£ million	£ million

Net interest income	10,916	11,745
Other income	8,360	8,769
Effects of liability management, volatile items and asset sales	603	51
Total income	19,879	20,565
Insurance claims	(343)	(542)
Total income, net of insurance claims	19,536	20,023
Operating expenses	(9,369)	(9,838)
Other costs1	(313)	(46)
Trading surplus	9,854	10,139
Impairment	(2,887)	(3,612)
Share of results of joint ventures and associates	10	14
Profit before tax and fair value unwind	6,977	6,541
Fair value unwind	(628)	(389)
Profit before tax - core	6,349	6,152

Banking net interest margin	2.42%	2.48%
Impairment as a % of average advances	0.64%	0.75%

Non-core
Net interest income	1,317	2,398
Other income	947	1,167
Effects of liability management, volatile items and asset sales	(677)	(144)
Total income	1,587	3,421
Insurance claims	-	-
Total income, net of insurance claims	1,587	3,421
Operating expenses	(884)	(1,044)
Other costs1	(55)	(150)
Trading surplus	648	2,227
Impairment	(6,900)	(9,569)
Share of results of joint ventures and associates	17	(105)
Loss before tax and fair value unwind	(6,235)	(7,447)
Fair value unwind	2,571	3,507
Loss before tax - non-core	(3,664)	(3,940)

Banking net interest margin	1.01%	1.46%
Impairment as a % of average advances	4.60%	5.56%

Profit before tax - combined businesses	2,685	2,212

1	See footnote 2 on page 14.

The basis of preparation of the core and non-core income statement is set out on the inside front cover.

Non-core portfolios consist of non-relationship assets and liabilities together with assets and liabilities which are outside the Group's current risk appetite.

SUMMARY CONSOLIDATED BALANCE SHEET

	As at 31 December 2011	As at 31 December 2010
Assets	£ million	£ million

Cash and balances at central banks	60,722	38,115
Trading and other financial assets at fair value through profit or loss	139,510	156,191
Derivative financial instruments	66,013	50,777
Loans and receivables:
Loans and advances to customers	565,638	592,597
Loans and advances to banks	32,606	30,272
Debt securities	12,470	25,735
	610,714	648,604
Available-for-sale financial assets	37,406	42,955
Held-to-maturity investments	8,098	7,905
Other assets	48,083	47,027
Total assets	970,546	991,574

Liabilities
Deposits from banks	39,810	50,363
Customer deposits	413,906	393,633
Trading and other financial liabilities at fair value through profit or loss	24,955	26,762
Derivative financial instruments	58,212	42,158
Debt securities in issue	185,059	228,866
Liabilities arising from insurance and investment contracts	128,927	132,735
Subordinated liabilities	35,089	36,232
Other liabilities	37,994	33,923
Total liabilities	923,952	944,672

Total equity	46,594	46,902

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE

Performance in line with our expectations
The Group delivered a combined businesses profit of £2,685 million in 2011 broadly in line with our expectations despite the challenging external environment, with the core business delivering a resilient performance, and non-core results reflecting the substantial reductions in non-core assets achieved in the year.  In line with our strategy, we continued to further reduce the risk in our balance sheet, strengthening our core tier 1 capital ratio, significantly reducing non-core assets and improving our funding position.

Group income and margin reductions partially offset by lower costs and impairments
The Group's 2011 results, which are analysed below on a combined businesses basis (except where stated), were impacted by liability management, volatile items and asset sales when compared to 2010 (see page 21).  Excluding these, income declined by 10 per cent, reflecting a smaller balance sheet (average interest earning assets are down 6 per cent) primarily driven by substantial reductions of non-core assets, and a net interest margin which was 14 basis points lower than in 2010.  The change in margin reflected continued high funding costs, including the costs of refinancing of a significant amount of government and central bank facilities.

Costs reduced 4 per cent, driven by Integration and Simplification related savings and lower bonus accruals, partially offset by inflationary pressures, the new UK bank levy, and FSCS costs.  The impairment charge reduced by 26 per cent, with lower charges seen across all divisions.  These lower charges were principally supported by the continued application of our prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK property prices, partly offset by weakening UK economic growth and rising unemployment.

Profit before tax increased by 21 per cent.  Excluding the effects of liability management, volatile items and asset sales, the combined businesses profit before tax increased by 22 per cent to £2,022 million.  A significant improvement in impairment was partly offset by reductions in income, principally as a result of non-core asset reductions to further strengthen the balance sheet, as well as higher funding costs.

Profit before tax included the unwind of £1,943 million of acquisition-related fair value adjustments, around £250 million lower than previously anticipated as a more cautious outlook for certain US securities resulted in the deferral of positive fair value unwind.  Going forward, over the medium-term, and in line with previous guidance, declining fair value unwind benefits are expected to accrue, with the benefit expected to be approximately £0.5 billion in 2012.

The statutory loss before tax was £3,542 million in 2011 included the £3,200 million PPI provision, which is excluded from the combined businesses results, and which was taken in the first half of 2011.  The statutory result also includes, amongst other things, negative insurance volatility of £838 million (2010: positive volatility of £306 million), and charges totalling £1,452 million (2010: £1,653 million), of which £1,097 million related to integration, £185 million to simplification and £170 million to the EC mandated retail business disposal costs.  After a tax credit of £828 million, and after taking into account the profit attributable to non-controlling interests of £73 million, the loss attributable to equity shareholders was £2,787 million and the loss per share amounted to 4.1 pence.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Further progress in reducing the Group's risk
We continued to further reduce risk in our balance sheet, by increasing customer deposits, and by making excellent progress against our funding objectives and on the continued reduction of non-core assets, thereby achieving a substantial reduction in wholesale funding requirements.  We strengthened our core tier 1 capital ratio to 10.8 per cent (31 December 2010: 10.2 per cent), largely as a result of a reduction in risk-weighted assets of £54 billion principally from the run down of higher risk non-core assets.  This was partially offset by the implementation of CRD III (20 basis points) and the negative impact of the PPI provision (60 basis points).

Our loan to deposit ratio, excluding repos, improved to 135 per cent (31 December 2010: 154 per cent), and to 109 per cent in our core business (31 December 2010: 120 per cent).  Customer deposits excluding repos increased by 6 per cent, reflecting good growth in relationship deposits.

Wholesale funding requirements reduced by £47 billion to £251 billion, of which £138 billion (55 per cent) including bank deposits had a maturity date of more than one year (31 December 2010: £149 billion, 50 per cent).  Primary liquid assets at the year-end were £94.8 billion (31 December 2010: £97.5 billion).

We also continue to closely monitor, control and reduce our exposures to selected European countries.  The Group's aggregate exposure to Greece, Ireland, Italy, Portugal and Spain totalled £25 billion, of which £16 billion relates to Ireland.  Total exposure has reduced by £9 billion since 31 December 2010.  Further information on our exposures to these countries, including to banking groups, asset backed securities, and corporate, retail and other exposures, is given on pages 148 to 154 of this release.

The Group made good progress against its balance sheet reduction plans in the year despite challenging market conditions.  In 2011, we achieved a substantial reduction in the non-core portfolio of £53 billion, resulting in the residual portfolio at 31 December 2011 amounting to £141 billion.  Notable progress was made through treasury asset reductions of £26 billion, UK commercial real estate reductions of £4.5 billion and Irish portfolio reductions of £4.9 billion.  Approximately half of the reduction arose from disposals, primarily treasury assets but pleasingly we also saw gross sales of £0.9 billion in Ireland and around £1.8 billion in Australia.  Asset sales overall were made broadly in line with the net book value at a Group level.

Core and non-core business performance
Detailed financial information on core and non-core business performance, including non-core asset reductions, is given on pages 85 to 94 of this release.

Our core business delivered a resilient performance given the challenging external environment.  The 6 per cent decline in core income excluding liability management, volatile items and asset sales reflected subdued new lending demand and continued customer deleveraging.  The effect on net interest margin of higher wholesale funding costs was mitigated by improved funding mix in the core business as a result of increased customer deposits, resulting in a small decline in net interest margin of 6 basis points.

Operating expenses and other costs in the core business fell by 2 per cent despite absorbing additional FSCS and bank levy costs.  The core impairment charge reduced by 20 per cent, reflecting the general stabilisation of our portfolios, and our continued prudent risk appetite applied to new business.  The 2011 core impairment charge as a percentage of average loans and advances to customers improved to 0.64 per cent.  Core loans and advances to customers generated just 24 per cent of the Group's impaired loans, with a coverage ratio of 39 per cent at 31 December 2011.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Core business profit before tax was £6,349 million compared to £6,152 million in 2010.  Excluding liability management, volatile items and asset sales, core business profit before tax decreased by 6 per cent, principally reflecting higher funding costs and a decline in average interest-earning assets as a result of subdued market conditions.

In the non-core business, the 54 per cent fall in income reflected the loss of income from the significant reductions achieved in the non-core portfolio, and losses on asset disposals of £677 million, including losses on treasury assets of £758 million which were largely offset by a related fair value unwind of £737 million included elsewhere in the income statement.  Excluding the losses on disposals of assets, non-core income decreased by 36 per cent.  Net interest margin fell 45 basis points to 1.01 per cent, principally reflecting higher wholesale funding costs, and higher levels of impaired assets.

Non-core operating expenses and other costs reduced by 21 per cent, reflecting the elimination of certain costs of supporting the non-core portfolios.  The non-core impairment charge reduced, principally as a result of material reductions in the Wholesale and International impairment charges.

Non-core loans and advances to customers generated 76 per cent of the Group's impaired loans reflecting their higher risk profile, with a coverage ratio of 48 per cent at 31 December 2011.

Non-core loss before tax was £3,664 million (2010: loss before tax £3,940 million), with the improvement principally driven by reductions in impairment and costs, partly offset by lower income, and lower fair value unwind.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Income
Total income, net of insurance claims, decreased by 10 per cent to £21,123 million.  The decrease includes the effect of non-core asset reductions, a number of volatile items including banking volatility, changes in the fair valuation of the equity conversion feature of the Group's enhanced capital notes (ECNs), net derivative valuation adjustments and the effect of liability management gains in 2010 and 2011 (together "effects of liability management, volatile items and asset sales").

Combined businesses results summary - income
	2011	2010	Change
	£m	£m	%

Total income	21,466	23,986	(11)
Insurance claims	(343)	(542)	37
Total income, net of insurance claims	21,123	23,444	(10)
Adjustments to exclude:
Liability management gains	(1,295)	(423)
Banking volatility	(3)	(347)
Change in fair valuation of equity conversion feature of ECNs	5	620
Net derivative valuation adjustments	718	42
Gains and losses on asset sales	649	201
	74	93
Total income, net of insurance claims, excluding effects of liability management, volatile items and asset sales	21,197	23,537	(10)

Excluding liability management, volatile items and asset sales, total income, net of insurance claims decreased by 10 per cent, reflecting non-core asset reductions undertaken to strengthen the balance sheet, subdued lending demand, continued customer deleveraging in our core business, a lower banking net interest margin and lower treasury and trading income.  The asset reductions, which resulted in losses of £649 million, were primarily non-core asset sales (including losses on treasury assets of £758 million, which were largely offset by a related fair value unwind, included elsewhere in the income statement).

	2011	2010	Change
	£m	£m	%

Net interest income	12,233	14,143	(14)
Other operating income	9,307	9,936	(6)
Insurance claims	(343)	(542)	37
Total income, net of insurance claims, excluding effects of liability management, volatile items and asset sales	21,197	23,537	(10)

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Net interest income
	2011	2010	Change
	£m	£m	%

Net interest income	12,233	14,143	(14)

Net interest margin	2.07%	2.21%
Average interest-earning banking assets	£585.4bn	£625.9bn	(6)

Group net interest income decreased by £1,910 million, or 14 per cent, to £12,233 million in 2011.  This fall primarily reflects the fall of 6 per cent in average interest earning banking assets in the year, along with the 14 basis points reduction in net interest margin.

The net interest margin in our banking businesses was 2.07 per cent, with the decline from 2.21 per cent in 2010 principally reflecting higher wholesale funding costs, higher deposit rates and the effect of refinancing a significant amount of government and central bank facilities, partially offset by an improvement in customer margins and funding mix.  This fully incorporates the methodology changes outlined in our October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

Other operating income
	2011	2010	Change
	£m	£m	%

Other operating income	9,307	9,936	(6)

Other operating income decreased by 6 per cent to £9,307 million.  The decrease of 6 per cent reflected the targeted reduction in non-core assets, lower core new lending volumes and lower income in Treasury and Trading as a result of market conditions.

Liability management gains
Liability management gains of £1,295 million arose in 2011 on transactions undertaken as part of the Group's management of capital, primarily on the exchange of certain debt securities for other debt instruments.  The gain comprises £696 million recognised in statutory net interest income, reflecting a reduction in the carrying value of certain debt securities as a result of changes in expected cash flows, and £599 million recognised in statutory other operating income relating to the debt securities exchange.  The comparable gain in 2010 was £423 million and was recognised in statutory other operating income.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Comparison of fourth quarter 2011 income with third quarter 2011 income

Three months ended 31 Dec 2011		Three months ended 30 Sept 2011	Change
	£m	£m	%

Total income	5,928	5,162	15
Insurance claims	(58)	(87)	33
Total income, net of insurance claims	5,870	5,075	16
Adjustments to exclude:
Banking volatility	(35)	(145)
Change in fair valuation of equity conversion feature of ECNs	259	(490)
Net derivative valuation adjustments	308	463
Liability management gains	(1,295)	-
Gains and losses on asset sales	(5)	24
	(768)	(148)
Total income, net of insurance claims, excluding effects of liability management, volatile items and asset sales	5,102	4,927	4

Net interest income	2,816	3,051	(8)
Other operating income	2,344	1,963	19
Insurance claims	(58)	(87)	33
Total income, net of insurance claims, excluding effects of liability management, volatile items and asset sales	5,102	4,927	4

Net interest margin	1.97%	2.05%
Average interest-earning banking assets	£567.5bn	£581.3bn	(2)

In the fourth quarter of 2011, total income, net of insurance claims, increased by 16 per cent to £5,870 million when compared to the third quarter of 2011.  Excluding effects of liability management, volatile items and asset sales, income increased by 4 per cent, with a fall in net interest income more than offset by an increase in other operating income.

Net interest income fell 8 per cent to £2,816 million, when compared to the third quarter of 2011.  This principally reflected a 2 per cent reduction in average interest-earning banking assets in the quarter, mainly driven by non-core asset reductions, and an 8 basis point fall in net interest margin to 1.97 per cent.

Other operating income increased by 19 per cent when compared to the third quarter of 2011, reflecting a recovery from poor trading conditions seen in the third quarter, to a level of other income more comparable with that seen in the first half of the year.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Operatingexpenses
During 2011, operating expenses reduced by 6 per cent to £10,253 million.  Total costs decreased by 4 per cent to £10,621 million, mainly as a result of further integration-related savings and a lower bonus accrual, partially offset by increased employers' National Insurance contributions, the bank levy, and Financial Services Compensation Scheme costs.  The bank levy of £189 million was accrued in the final quarter and was lower than initially anticipated due to the improvement in the Group's funding profile.  In the fourth quarter we recognised a charge relating to Financial Services Compensation Scheme costs of £115 million.

Combined businesses results summary - costs
	2011	2010	Change
	£m	£m	%

Operating expenses	10,253	10,882	6
UK bank levy	189	-
Financial Services Compensation Scheme costs	179	46
Impairment of tangible fixed assets	-	150
Total costs	10,621	11,078	4

Integration synergies annual run-rate	2,054	1,379
Simplification savings annual run-rate	242	-

As at 31 December 2011, we had realised annual run-rate savings of £2,054 million from the Integration programme.  A major part of the integration from an IT perspective was the migration of Halifax and Bank of Scotland customer accounts and data to the scaled Lloyds TSB platforms and this was successfully completed in the third quarter.  This was an immense exercise involving the migration of approximately 30 million customer accounts and these platforms will now provide the foundation for the Group's transformation plans.

On 30 June 2011, we announced, as part of our strategy to deliver for customers and shareholders, that we would simplify the Group to improve service and are now targeting the delivery of £1.7 billion of annual savings in 2014 (£1.9 billion of run-rate savings by the end of 2014).  By the end of 2011, after the first six months of this programme, we had achieved run-rate cost savings of £242 million.

Comparison of fourth quarter 2011 costs with third quarter 2011 costs
Total costs increased by 5 per cent to £2,712 million in the fourth quarter compared to the third quarter of 2011 as we recognised costs of the bank levy and Financial Services Compensation Scheme.  These were partially offset by a reduction in bonus accruals in the quarter.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Further reductions in the impairment charge
The Group continued to see reductions in the impairment charge in 2011.  The impairment charge of £9,787 million in 2011 was 26 per cent lower than the £13,181 million charge in 2010, with lower charges seen across all divisions.  These lower charges were principally supported by the continued application of our prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK retail and commercial property prices, partly offset by weakening UK economic growth and rising unemployment.

Impaired loans decreased by 7 per cent compared to December 2010 to £60.3 billion, representing 10.1 per cent of closing advances, driven by a decrease in Retail and Wholesale as a result of asset sales, repayments, and write-offs, partially offset by an increase in impaired loans in Ireland.  The Group's overall coverage ratio was little changed at 46.0 per cent.  Further detail on impaired asset trends and coverage ratios is given in the Credit Risk review commencing on page 118.

Combined businesses results summary - impairment charge
	2011	2010	Change
	£m	£m	%

Retail
Secured	463	292	(59)
Unsecured	1,507	2,455	39
	1,970	2,747	28
Wholesale	2,901	4,064	29
Commercial	303	382	21
Wealth and International
Ireland	3,187	4,264	25
Other	1,423	1,724	17
	4,610	5,988	23
Central items	3	-
Impairment charge	9,787	13,181	26

Retail's impairment charge reduced by 28 per cent, with a reduction in the unsecured charge more than offsetting an increase in the secured charge.  As a percentage of average loans and advances to customers, the impairment charge decreased to 0.54 per cent, from 0.74 per cent in 2010.  Credit performance remained strong with fewer assets entering arrears compared to 2010, in both the secured and unsecured portfolios.  Retail's coverage ratio fell from 31.8 per cent to 30.8 per cent as a result of the smaller unsecured collections portfolio.

During 2011, Retail's secured impairment charge was £463million, in line with expectations, with the increase on 2010 largely reflecting a less certain outlook for house prices, and provisioning against existing credit risks which have longer emergence periods due to current low interest rates.  These factors were partially offset by an improvement in the quality of the secured portfolio.  This resulted in provisions as a percentage of impaired loans increasing from 23.5 per cent at 31 December 2010 to 25.6 per cent at 31 December 2011.  Secured asset quality remained good and the number of customers entering arrears reduced through 2011 compared to 2010.  The stock of properties in repossession remained stable and the sales prices of repossessed properties continued to be at expected values.  The proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent has decreased to 12 per cent benefitting from the regional mix of lending.  The value of the portfolio with an indexed loan-to-value of greater than 100 per cent and more than three months in arrears has been stable at just over £3 billion.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Retail's unsecured impairment charge for 2011 was £1,507 million, a decrease of 39 per cent, compared to the same period in 2010.  This reflected continued improving new business quality and portfolio trends as a result of our conservative risk appetite, with a focus on lending to existing customers.  This focus on improving business quality has resulted in the level of early arrears for accounts acquired since 2009 being at pre-recession levels.  Unsecured impaired loans decreased to £2.4 billion from £3.0 billion at 31 December 2010 as a result of tighter credit policy across the lifecycle, including stronger controls on customer affordability.  Impairment provisions as a percentage of impaired loans in collections increased to 86.5 per cent at 31 December 2011 from 82.5 per cent at 31 December 2010.

The Wholesale impairment charge decreased from £4,064 million in 2010 to £2,901 million in 2011.  The reduction was primarily driven by lower impairment from the corporate real estate and real estate related asset portfolios partly offset by higher impairment on leveraged acquisition finance exposures.  The continued low interest rate environment helped to maintain defaults at a reduced level.  In addition, newly impaired assets, being generally of better quality, are requiring a lower level of provisions once impaired than previously impaired assets.  The impairment charge as a percentage of average loans and advances to customers improved significantly to 1.95 per cent in 2011 compared to 2.23 per cent in 2010.  Impaired loans as a percentage of lending increased slightly to 20.5 per cent from 20.0 per cent but the coverage ratio fell to 41.6 per cent from 46.9 per cent reflecting write-offs of impaired assets with a higher impairment rate, the substantial reductions of poorer quality non-core assets and lower required impairment rates on newly impaired assets.

In Commercial, the impairment charge decreased by £79 million, or 21 per cent, to £303 million in 2011 reflecting the benefits of the low interest rate environment, which has helped maintain defaults at a lower level, and the continued application of our prudent credit risk appetite.  Portfolio metrics including delinquencies and assets under close monitoring remain above benign environment levels.  The impairment charge as a percentage of average loans and advances to customers improved to 1.06 per cent in 2011 compared to 1.24 per cent in 2010 and impairment provisions as a percentage of impaired loans reduced from 34.7 per cent to 30.2 per cent.

In Wealth and International, impairment charges totalled £4,610 million, a decrease of 23 per cent from £5,988 million in 2010.  The reduction predominantly reflects lower impairment charges in our Irish portfolio where the rate of impaired loan migration has slowed.  The impairment charge as a percentage of average loans and advances to customers improved to 7.37 per cent from 8.90 per cent.  Impaired loans increased by £0.4 billion with an increase of £1.9 billion in Ireland partly offset by a reduction in the Australasian book as a result of write-offs and disposals, resulting in 42.8 per cent of the International portfolios (66.0 per cent of the Irish portfolio) being classified as impaired compared with 35.1 per cent in 2010.  Provisions as a percentage of impaired loans in the International portfolios were 61.0 per cent at the end of 2011 (31 December 2010: 52.9 per cent).  Impairment coverage has increased in Ireland to 62.1 per cent from 53.7 per cent, primarily reflecting further falls in the commercial real estate market during 2011, and further vulnerability exists.  Impaired loans accounted for 84.3 per cent of the Irish wholesale portfolio, with a coverage ratio of 61.1 per cent.  Further provisioning has been necessary in the Group's Australasian portfolio primarily reflecting geographical real estate concentrations where market conditions and asset valuations have remained weak in 2011.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Comparison of fourth quarter 2011 impairment charge with third quarter 2011 impairment charge

	Three months ended 31 Dec 2011	Three months ended 30 Sept 2011	Change
	£m	£m	%

Retail	375	422	11
Wholesale	658	686	4
Commercial	97	46
Wealth and International
Ireland	711	697	(2)
Other	565	105
	1,276	802	(59)
Central items	3	-
Impairment charge	2,409	1,956	(23)

As anticipated at the time of our Q3 Interim results Statement on 8 November 2011, the impairment charge increased in the fourth quarter, largely reflecting higher charges in Other International, primarily as a result of further provisioning in the Group's Australasian portfolio.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Balance sheet

Improving capital ratios
	2011	2010	Change %

Risk-weighted assets	£352.3bn	£406.4bn	(13)
Core tier 1 capital ratio	10.8%	10.2%
Tier 1 capital ratio	12.5%	11.6%
Total capital ratio	15.6%	15.2%

Our core tier 1 capital ratio improved significantly to 10.8 per cent at 31 December 2011 (31 December 2010: 10.2 per cent).  The impact of the statutory loss, and an increase in risk-weighted assets of approximately £7 billion from the implementation of CRD lll which reduced core tier 1 capital ratio by approximately 20 basis points, were more than offset by a reduction in risk-weighted assets of £54.1 billion, principally from disposals of higher risk non-core assets. The total capital ratio improved to 15.6 per cent (31 December 2010: 15.2 per cent).

Risk-weighted assets reduced 13 per cent to £352.3 billion in 2011, driven by the run-down of our non-core asset portfolio, which accounted for 65 per cent of the reduction, and weak demand for new lending.  Modelling changes had no material effect on risk-weighted assets.

In line with our strategy, the capital intensity of the balance sheet continues to reduce, with new lending being of better quality than existing portfolios, and thus having a lower average risk-weighting.

Further progress on balance sheet reduction
	2011	2010	Change
	£bn	£bn	%

Funded assets	587.7	655.0	(10)
Non-core assets	140.7	193.7	(27)
Non-core risk-weighted assets	108.8	143.9	(24)

Total Group funded assets decreased to £587.7 billion from £655.0 billion at 31 December 2010, substantially driven by reductions in non-core portfolios across the banking divisions, continued customer deleveraging and de-risking and subdued demand in lending markets.  We are pleased with the progress made on our balance sheet reduction plans in the period, given challenging market conditions.  In 2011, we achieved a substantial reduction in the non-core portfolio of £53 billion, resulting in the portfolio at 31 December 2011 amounting to £141 billion.  This reduction includes more than €2 billion of cash generated from repayments and disposals from the Irish portfolio.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Further strengthening of our liquidity and funding position
	2011	2010	Change %

Customer deposits1	£405.9bn	£382.5bn	6
Wholesale funding	£251.2bn	£298.0bn	(16)
Loan to deposit ratio2	135%	154%
Core business loan to deposit ratio2	109%	120%
Government and central bank facilities	£23.5bn	£96.6bn
Proportion of wholesale funding with maturity of greater than one year	55%	50%
Primary liquid assets	£94.8bn	£97.5bn

1	Excluding repos of £8.0 billion (31 December 2010: £11.1 billion).
2	Excluding repos and reverse repos.

The Group made excellent progress against its funding objectives in 2011 and further enhanced its general funding and liquidity position which is supported by a robust and stable customer deposit base.  Customer deposits excluding repos increased by 6 per cent, reflecting good growth in relationship deposits, and now represent 62 per cent of our deposit and wholesale funding.

By the end of 2011, our loan to deposit ratio, excluding repos and reverse repos, had improved to 135 per cent and we expect this will continue to improve as we reduce our non-core lending balances further.  Our core loan to deposit ratio also improved to 109 per cent from 120 per cent at the end of 2010.

Strong term issuance in 2011 also allowed the Group to further reduce its short-term wholesale funding and extend its maturity profile of wholesale funding with 55 per cent of wholesale funding having a maturity date greater than one year at 31 December 2011 (50 per cent as at 31 December 2010).  Of the funding with maturity less than one year of £113 billion, £24 billion is secured and £23 billion relates to the UK Credit Guarantee Scheme, leaving £66 billion of other unsecured wholesale funding.

Though funding markets remain challenging, we exceeded our 2011 term funding issuance plans with £35 billion of wholesale term issuance.  We announced in our Q3 2011 Interim Management Statement that we had completed our 2011 term funding programme at the end of October.  The wholesale term issuance of £2 billion in November and December was therefore pre-funding for 2012.

As previously outlined we have a £20 billion to £25 billion term funding requirement during 2012 across all public and private issuance programmes.  Given the pre-funding of 2012 requirements achieved in the fourth quarter of 2011, the benefits of the liability management exercise in December 2011, and issuance of £8 billion in January and February 2012, we have already achieved over 50 per cent of this target by the end of February 2012.

At 31 December 2011, the Group had £23 billion of issuance remaining under the UK Credit Guarantee Scheme.  As previously outlined, we expect to repay the remaining facilities in line with their contractual maturity dates, £19 billion in the first half of 2012 and £5 billion in the second half of 2012.

The Group also continues to maintain a strong liquidity position, considerably in excess of current regulatory requirements.  Our primary liquidity portfolio at the end of the year was £94.8 billion, in line with the level at December 2010.  This represents approximately 133 per cent of our money market funding positions as at the end of December 2011 and is approximately 84 per cent of all wholesale funding with a maturity of less than a year, providing a substantial buffer in the event of continued market dislocation.  In addition to this primary liquidity, the Group continues to hold more than £100 billion of secondary liquidity.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Items arising after combined businesses profit

Integration and simplification costs
Integration costs of £1,097 million and simplification costs of £185 million were incurred in 2011.  These costs relate to severance, IT and business costs of implementation.

The Integration programme has now delivered run-rate recurring savings of £2,054 million per annum as at the end of 2011, at an aggregate expensed cost of £3,846 million.  The Simplification programme is well underway and achieved annual run-rate savings of £242 million in 2011.  Further details on the Integration and Simplification programmes are given on pages 99 and 100 of this release.

Verde
The Verde business comprises a network of 632 branches, and the TSB and Intelligent Finance brands, and serves approximately 5.5 million customers.  Our preferred option for the disposal of the Verde business is a direct sale and the preferred bidder for the business is The Co-operative Group.  Any final transaction will be subject to regulatory approval and certain other conditions.  We continue to expect to be in a position to update shareholders on progress towards the end of March 2012 at which time, and if appropriate, we will provide further details on the proposed transaction.  We will continue to progress an IPO as an alternative to a direct sale.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group's insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns compared with less volatile assets over the longer term, the short-term effect of investment market volatility can be significant.  The negative insurance and policyholder interests volatility of £838 million in 2011 reflects lower equity and cash returns compared to long-term expectations.

Provision in relation to German insurance business litigation
As previously disclosed, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany.  The Group has recognised a provision of £175 million in 2011 and management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

Payment protection insurance
Our review of the compliance with applicable sales standards in respect of PPI continues to make good progress and we continue to believe that the provision of £3.2 billion we took in the first half of 2011 in respect of the anticipated costs of contact and/or redress, including administration expenses, is adequate and that we are appropriately provided.  Costs incurred in 2011 against this provision amounted to £1,045 million.

Taxation
The tax credit for 2011 was £828 million.  This reflects a lower effective tax rate than the UK statutory rate primarily due to the effect on deferred tax of the reduction in the UK corporation tax rate to 26 per cent with effect from 1 April 2011 and to 25 per cent with effect from 1 April 2012, offset by the net movement in deferred tax recognised for losses.

Summary of financial progress
During 2011, the Group has continued to make very significant progress in divesting non-core assets and refocusing customer balances (loans and deposits) to meet our prudent risk appetite and to enable reduced wholesale funding with a strong liquidity position.  We have the appropriate momentum that will allow that journey to continue in the medium-term in line with our strategic objectives.  Our customer propositions are now better aligned to our income generating opportunities and, while headline progress is reflective of economic conditions, we are well positioned to continue to respond to customer needs by building income through both lending and advice products.  Both our derisking and customer focus are underpinned by the ongoing reshaping of our cost base, exploiting the experience of delivering the complex integration, with significant investment spend to deliver our strategic priorities.

Tim Tookey
Group Finance Director

COMBINED BUSINESSES SEGMENTAL ANALYSIS

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations and Central items	Group
2011	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,497	2,139	1,251	828	(67)	585	12,233
Other income	1,649	3,335	446	1,197	2,687	(7)	9,307
Effects of liability management, volatile items and asset sales	48	(1,415)	-	-	-	1,293	(74)
Total income	9,194	4,059	1,697	2,025	2,620	1,871	21,466
Insurance claims	-	-	-	-	(343)	-	(343)
Total income, net of insurance claims	9,194	4,059	1,697	2,025	2,277	1,871	21,123
Operating expenses	(4,438)	(2,518)	(948)	(1,537)	(805)	(7)	(10,253)
Other costs1	-	-	-	(11)	(7)	(350)	(368)
Trading surplus	4,756	1,541	749	477	1,465	1,514	10,502
Impairment	(1,970)	(2,901)	(303)	(4,610)	-	(3)	(9,787)
Share of results of joint ventures and associates	11	14	-	3	-	(1)	27
Profit (loss) before tax and fair value unwind	2,797	(1,346)	446	(4,130)	1,465	1,510	742
Fair value unwind2	839	2,174	53	194	(43)	(1,274)	1,943
Profit (loss) before tax	3,636	828	499	(3,936)	1,422	236	2,685

Banking net interest margin3	2.09%	1.56%	4.21%	1.26%			2.07%
Impairment as a % of average advances4	0.54%	1.95%	1.06%	7.37%			1.62%
Cost:income ratio	48.3%	62.0%	55.9%	76.4%	35.7%		50.3%

Key balance sheet and other items
As at 31 December 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers excl reverse repos	352.8	123.3	28.8	43.8		0.1	548.8
Customer deposits excl repos	247.1	84.3	32.1	42.0		0.4	405.9
Total customer balances	599.9	207.6	60.9	85.8		0.5	954.7
Risk-weighted assets	103.2	163.8	25.4	47.3		12.6	352.3

1	See footnote 2 on page 14.
2
The net credit in 2011 of £1,943 million is mainly attributable to a reduction in the impairment charge of £1,693 million as losses reflected in the acquisition balance sheet valuations of the lending and securities portfolios have been incurred.

3	The calculation basis for banking net interest margins is set out in note 2 on page 98.
4	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repurchase transactions, gross of allowance for impairment losses.

COMBINED BUSINESSES SEGMENTAL ANALYSIS (continued)

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations and Central items	Group
2010	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,648	2,847	1,127	1,050	(39)	510	14,143
Other income	1,607	3,974	457	1,123	2,799	(24)	9,936
Effects of liability management, volatile items and asset sales	-	(295)	-	37	15	150	(93)
Total income	10,255	6,526	1,584	2,210	2,775	636	23,986
Insurance claims	-	-	-	-	(542)	-	(542)
Total income, net of insurance claims	10,255	6,526	1,584	2,210	2,233	636	23,444
Operating expenses	(4,598)	(2,752)	(992)	(1,536)	(854)	(150)	(10,882)
Other costs1	(46)	(150)	-	-	-	-	(196)
Trading surplus	5,611	3,624	592	674	1,379	486	12,366
Impairment	(2,747)	(4,064)	(382)	(5,988)	-	-	(13,181)
Share of results of joint ventures and associates	17	(95)	-	(8)	(10)	5	(91)
Profit (loss) before tax and fair value unwind	2,881	(535)	210	(5,322)	1,369	491	(906)
Fair value unwind	1,105	3,049	81	372	(43)	(1,446)	3,118
Profit (loss) before tax	3,986	2,514	291	(4,950)	1,326	(955)	2,212

Banking net interest margin	2.31%	1.59%	3.74%	1.46%			2.21%
Impairment as a % of average advances	0.74%	2.23%	1.24%	8.90%			2.01%
Cost:income ratio2	45.3%	42.2%	62.6%	69.5%	38.2%		46.6%

Key balance sheet and other items
As at 31 December 2010	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers excl reverse repos	363.7	141.5	28.6	55.3		0.4	589.5
Customer deposits excl repos	235.6	82.8	31.3	32.8		-	382.5
Total customer balances	599.3	224.3	59.9	88.1		0.4	972.0
Risk-weighted assets	109.3	196.1	26.6	58.7		15.7	406.4

1	See footnote 2 on page 14.
2	Operating expenses excluding impairment of tangible fixed assets divided by total income net of insurance claims.

As explained in the Group's announcement of 25 October 2011, comparatives for 2010 have been restated to reflect a new approach to the Group's allocation methodologies for funding costs and capital.

THIS PAGE IS INTENTIONALLY LEFT BLANK

DIVISIONAL PERFORMANCE

RETAIL

Key highlights

• Profit before tax decreased by 9 per cent to £3,636 million, driven by higher funding costs and muted demand for credit.

• Total income decreased by 10 per cent:

•    Net interest income was 13 per cent lower, largely as a result of higher funding costs, muted demand for credit, the continued impact from previous de-risking of the lending portfolio with a corresponding reduction in impairments and increased competition for deposits as we continued to reduce our funding gap.

• Other income increased by 3 per cent, principally as a result of higher bancassurance income. Income also includes the gain on the disposal of VISA Inc. shares.

•    Operating expenses and other costs reduced by 4 per cent, benefiting from cost savings from both our integration and simplification programmes partially offset by inflation.  We continue to invest in the Retail business to improve products and services for our customers including in both our digital platforms and our branches.

•    The impairment charge reduced by 28 per cent, primarily driven by a reduced unsecured charge which reflected our continued conservative approach to risk, effective portfolio management, and continued focus on existing customers.

• Fair value unwind decreased by 24 per cent, driven largely by the maturing balances of the pre-acquisition portfolio.

•    Loans and advances to customers decreased by 3 per cent as customers continued to reduce their personal indebtedness particularly in unsecured lending, as non-core balances reduced and as we maintained a conservative risk appetite.  Risk-weighted assets fell 6 per cent, principally reflecting reductions in unsecured balances.

•    Customer deposit growth was 5 per cent, against a market that experienced minimal growth.  This strong performance reflected the compelling customer proposition Retail has developed, and was driven by strong tax-free cash
      ISA balance growth.  This strong deposit growth, in addition to the issuance of debt securities backed by Retail assets, provided ongoing support to the Group funding position.

•    Against its strategic objectives, Retail's strategy remains focused on building deeper customer relationships, driven by superior customer insight, and investment in its multi-brand strategy, new products, multiple channels, and in colleagues.  Retail was notably successful in developing new products to address customer needs, such as the Halifax savers prize draw and ISA promise, and developing new digital technologies, such as mobile banking, to allow  customers multi-channel access.  The majority of integration activity is now complete and Retail has made good progress on products, sourcing, systems and processes.

RETAIL (continued)

	2011	20101	Change
	£m	£m	%

Net interest income	7,497	8,648	(13)
Other income	1,649	1,607	3
Effects of liability management, volatile items and asset sales	48	-
Total income	9,194	10,255	(10)
Costs:
Operating expenses	(4,438)	(4,598)	3
Other costs2	-	(46)
	(4,438)	(4,644)	4
Trading surplus	4,756	5,611	(15)
Impairment	(1,970)	(2,747)	28
Share of results of joint ventures and associates	11	17	(35)
Profit before tax and fair value unwind	2,797	2,881	(3)
Fair value unwind	839	1,105	(24)
Profit before tax	3,636	3,986	(9)

Banking net interest margin	2.09%	2.31%
Impairment as a % of average advances	0.54%	0.74%
Cost:income ratio	48.3%	45.3%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2010.

	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers (excluding repos):
Secured	329.1	337.3	(2)
Unsecured	23.7	26.4	(10)
	352.8	363.7	(3)
Customer deposits (excluding repos):
Savings	206.3	195.3	6
Current accounts	40.8	40.3	1
	247.1	235.6	5
Total customer balances	599.9	599.3

Risk-weighted assets	103.2	109.3	(6)

RETAIL (continued)

Core	2011	20101	Change
	£m	£m	%

Net interest income	7,246	8,112	(11)
Other income	1,628	1,583	3
Effects of liability management, volatile items and asset sales	48	-
Total income	8,922	9,695	(8)
Costs:
Operating expenses	(4,432)	(4,591)	3
Other costs2	-	(46)
	(4,432)	(4,637)	4
Trading surplus	4,490	5,058	(11)
Impairment	(1,796)	(2,629)	32
Share of results of joint ventures and associates	10	17	(41)
Profit before tax and fair value unwind	2,704	2,446	11
Fair value unwind	657	965	(32)
Profit before tax – core	3,361	3,411	(1)

Banking net interest margin	2.20%	2.37%
Impairment as a % of average advances	0.54%	0.77%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2010.

	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers (excluding repos)	325.1	333.7	(3)
Customer deposits (excluding repos)	247.1	235.6	5
Total customer balances	572.2	569.3	1

Risk-weighted assets	92.6	98.0	(6)

RETAIL (continued)

Non-core	2011	20101	Change
	£m	£m	%

Net interest income	251	536	(53)
Other income	21	24	(13)
Effects of liability management, volatile items and asset sales	-	-
Total income	272	560	(51)
Costs:
Operating expenses	(6)	(7)	14
Other costs	-	-
	(6)	(7)	14
Trading surplus	266	553	(52)
Impairment	(174)	(118)	(47)
Share of results of joint ventures and associates	1	-
Profit before tax and fair value unwind	93	435	(79)
Fair value unwind	182	140	30
Profit before tax - non-core	275	575	(52)

Banking net interest margin	0.83%	1.64%
Impairment as a % of average advances	0.59%	0.37%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers (excluding repos)	27.7	30.0	(8)
Customer deposits (excluding repos)	-	-
Total customer balances	27.7	30.0	(8)

Risk-weighted assets	10.6	11.3	(6)

RETAIL (continued)

Strategic focus
Retail's goal is to be the UK's best bank for customers.  This will be achieved by building deep and enduring relationships with our customers which will deliver real value to them, and, by continuing to support the UK economy.  Developing our customer insight and having a deeper understanding of customers and their needs will enable us to better invest in products and services that customers will most value.  In addition by simplifying the business and developing highly efficient and effective processes we will deliver an improved customer experience and increase the flexibility with which the business can respond to changes in the operating environment.  Success for Retail will be reflected in an enhanced customer experience resulting in strong customer advocacy which in turn, we believe, will lead to lower customer acquisition costs, increased share of wallet and improved customer retention.  Retail believes this strategy will drive sustainable long-term value for all stakeholders.

Progress against Strategic Initiatives

Reshaping the business
Retail is reshaping the business in a way that is driven by our customers' needs and refocusing our efforts on building deeper customer relationships.  As part of this we have continued to make good progress at strengthening the balance sheet through strong customer deposit growth and by managing down balances outside our risk appetite.  Retail has also progressed with plans to divest retail assets and liabilities in line with state aid obligations (Project Verde).

Retail is committed to understanding more fully what individual customers want from our products and services.  Retail has a significant asset in the customer information it manages and we are investing to further develop our insight into customer needs.  This will ensure we continue to do more to anticipate and meet customers' financial needs, and help us develop relationships with customers so that they trust us to meet more of their needs, and stay with us for longer, thereby creating more profitability for the Group.

Retail is committed to a multi-brand strategy operating relationship brands for Lloyds TSB and Bank of Scotland with a challenger brand for Halifax and other tactical brands in the portfolio.  Through our strategy, Retail can reach more customers with more distinct and considered proposals and product offerings.

Retail has been successful at developing new challenger propositions that appeal to customers like the savers prize draw in Halifax.  The prize draw offers customers the opportunity to win up to £100,000 and has achieved strong enrolment (with over 450,000 customers registered for the first draw) and improved customer advocacy.  Retail also developed the Halifax ISA promise which delivers a clear service promise that resonates with customers and helped support record new ISA business performance in 2011.  The mortgage offering has also been developed, including the roll-out of a new mortgage sales platform that has improved the processing of mortgage applications and significantly simplified the mortgage application process for both customers and advisors.

Simplifying the Bank
We're taking decisive steps towards becoming a simpler organisation.  Retail has already made good progress with the recent integration which delivered a common banking platform across the majority of customers and accounts, additional details are provided on page 100.  We are now investing in our infrastructure to ensure our systems support future simplification of the business and improve our capabilities.  This includes the further development of Risk and Finance systems to make decision-making more agile and enable us to compete more effectively in our chosen markets.

RETAIL (continued)

Retail continues to simplify its sourcing arrangements and flatten its management structure.  Retail is making good progress at reducing the number of suppliers and improving its demand management.  Reducing the layers of management is delivering stronger and more effective functions and empowering managers and colleagues.

Retail is also working to introduce simpler products, systems and processes for customers.  This includes developing new digital technologies to simplify our customers' interactions with the Group and make banking with us more convenient - in particular services like our award-winning internet banking, mobile banking apps (which have achieved over 1.5 million downloads) and Money Manager.  Retail has seen strong improvement in customer advocacy with those customers who use these services.

Investing to be the best bank for customers
Changing our business to be simpler and more customer-centric will help us to achieve our vision, but we also need to invest in growth to be the best bank for customers.  That means deepening our customer relationships, growing the capabilities and skills of our colleagues, and helping our communities to grow and prosper.

We are committed to support and build stronger relationships with all customers and as part of this are developing the products and services we provide to mass affluent and business connected customers so that we can better meet their needs and form deep and enduring relationships.  This includes investing in training for our advisors and more automated systems, ensuring we help address the more complex financial needs of these customers and improve customer experience.

Retail recognises the importance of the branch for many customers and has made a commitment to maintain the same number of branches for the next three years, including pledging that it will not close a branch if it's the last in a community.  Retail has also commenced a significant investment programme across the Lloyds TSB branch network.  The programme targets upgrading branch interiors, increasing the opening hours in branches, simplifying the advisor role structure and improving the queuing experience.  Pilots of the revised branch design and roles have delivered strong improvements in customer advocacy and new product sales.

We believe investing in our colleagues and deepening the pool of talent in the Group will ensure we continue to be an employer of choice.  This includes investing in training Academies and professional qualifications to support colleagues' development.

Our support for households is vital to the strength of the UK economy.  Through our community investment agenda we aim to make a lasting difference to the country, focusing on key themes such as financial capability and inclusion, and environmental responsibility.

Financial performance
Despite the difficult operating environment Retail delivered a profit before tax in 2011 of £3,636 million which was £350 million, or 9 per cent, lower than 2010.

Profit before tax and fair value unwind decreased to £2,797 million, a reduction of 3 per cent compared to 2010, driven by higher funding costs and the muted demand for credit.

Total income decreased by £1,061 million, or 10 per cent, to £9,194 million.  This was driven by a reduction in net interest income of £1,151 million, while other income increased by £42 million.  Core income trends were consistent with total income performance described below.

RETAIL (continued)

Net interest income reduced by 13 per cent compared to 2010.  One of the main drivers was the increase in wholesale funding costs which were not matched by average customer rates.  Net interest margin in 2011 decreased by 22 basis points to 2.09 per cent.  Income growth was also constrained by muted demand for credit.  Previous de-risking of the lending portfolio, with a resulting reduction in unsecured balances, also contributed to the reduction in income albeit with a proportionately greater reduction in impairment.  Net interest margin, minus impairment rate, remained stable reflecting progress in de-risking the balance sheet.  Finally, increased competition for deposits and strong balance growth resulted in an increase in the average rate paid on customer deposits.

Other income increased by 3 per cent in 2011 to £1,649 million from £1,607 million largely as a result of higher bancassurance income, driven by an increase in the value of protection products sold through the branch network.  Income also includes the gain on the disposal of VISA Inc shares.

Operating expenses and other costs fell by 4 per cent compared to 2010 and the cost:income ratio was 48.3 per cent.  Operating expenses benefited from our integration activities, the start of our simplification programme, and other day-to-day cost management activities to offset inflation.  We continue to invest in the Retail business to improve products and services for our customers including our digital platforms and our branches.  During 2011 Retail successfully completed a major milestone in the Integration programme, the consolidation of its main Retail product systems, which is discussed in greater detail on page 100.  This now creates a solid platform to deliver the simplification programme.

Credit performance across the business continued to be supported by our conservative approach to risk, a continued focus on existing customers and low interest rates.  The impairment charge on loans and advances decreased by £777 million, or 28 per cent, to £1,970 million driven by reductions in the unsecured charge.  The unsecured impairment charge reduced to £1,507 million from £2,455 million in 2010, reflecting the impact of our continued conservative approach to risk (resulting in improved new business quality), effective portfolio management and a reduction in unsecured balances.  The secured impairment charge increased to £463 million from £292 million in 2010 largely reflecting a less certain outlook on house prices and appropriate provisioning against existing credit risks which have longer emergence periods due to current low interest rates.  These factors were partially offset by underlying improvement in the quality of the secured portfolio.

The fair value unwind net credit was £839 million compared with £1,105 million in 2010.  This reduction was driven largely by the maturing balances of the pre-acquisition portfolio.

RETAIL (continued)

Balance sheet progress
Total customer balances remained stable at £599.9 billion as Retail continued to maintain its relationships with customers.  The mix of these balances continued to move towards customer deposits as customers continued to reduce their personal indebtedness and Retail continued to make strong progress in attracting savings balances.  This change in customer balance composition has additionally supported the Group's funding although it has also contributed to a reduction in income and profit.

Loans and advances to customers decreased by £10.9 billion, or 3 per cent, to £352.8 billion, compared to 31 December 2010.  This was driven by reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, non-core lending run off and Retail maintaining a conservative approach to risk.  The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by £2.7 billion, or 10 per cent.  Secured balances reduced by £8.2 billion, or 2 per cent, of which £1.9 billion was a reduction in non-core mortgage balances.  The proportion of mortgages on standard variable rate, or equivalent products, now stands at 56 per cent and is expected to remain broadly stable in 2012.

Retail's gross mortgage lending was £28.0 billion in 2011 which was equivalent to a market share of 20 per cent.  Retail's new mortgage lending continued to be focused on home purchase with 70 per cent of lending being for house purchase rather than re-mortgaging.  Retail remains the UK's largest lender to first time buyers, helping over 52,000 customers buy their first home in 2011.

Risk-weighted assets decreased by £6.1 billion to £103.2 billion compared to 31 December 2010.  This reflected the impact of lower lending balances and the reducing mix of unsecured lending.

Total customer deposits increased by £11.5 billion, or 5 per cent, to £247.1 billion in 2011.  This increase was largely driven by strong growth in tax free cash ISA balances.  Retail continues to perform well in the savings market despite the high levels of competition, with a strong stable of savings brands providing customers with an award winning range of products to meet their savings needs.

Retail continues to make a significant contribution to Group funding both through customer deposit growth and the supply of assets supporting over £64.0 billion of debt securities in external issue.  During the year Retail contributed to £16.4 billion of new issuance.  The majority of these securitisations are backed by mortgages and have a fixed repayment schedule and as such provide a stable source of funding for the Group.

WHOLESALE

Key highlights

•    Profit before tax was £828 million compared to £2,514 million in 2010, with lower income as the balance sheet was materially strengthened through targeted asset reductions, partially offset by reduced impairment and lower costs.  Excluding the impacts of asset sales and derivative valuation adjustments, profit before tax reduced £649 million or 30 per cent, in the context of a challenging economic and market environment.

• Total income decreased 38 per cent (20 per cent excluding losses on asset sales and derivative valuation adjustments)

•    Net interest income decreased by 25 per cent, principally reflecting the substantial reductions in non-core assets, which fell 34 per cent.  Net interest margin fell by three basis points, with the impact of higher funding costs almost fully offset by re-pricing activity and increased deposit margins and volumes.

• Other income decreased by 16 per cent principally reflecting reduced trading income and a lower level of operating lease asset income in Asset Finance.

•    Operating expenses decreased by 9 per cent, with further integration cost savings, reduced operating lease depreciation and lower bonus accruals, partially offset by continued investment in core customer facing resource and systems, in line with the priorities set out in June in the Group's Strategic review.

• The impairment charge decreased by 29 per cent, reflecting continued strong risk management and the low interest rate environment.

•    Fair value unwind decreased by 29 per cent, mainly driven by decreased impairments in the loan book, lower release from the reduced treasury asset portfolio and reduced general release given a more cautious outlook for the value of certain assets, partially offset by favourable exchange rate movements.

•    Assets decreased by 18 per cent, (25 per cent excluding reverse repos), reflecting the targeted reduction in the non-core balance sheet by £35 billion.  Although net lending to core customers (excluding reverse repos) reduced by
      £9 billion as a result of weak demand and continued customer deleveraging as credit facilities matured and were not renewed by customers, gross new committed lending to customers continues to meet our lending commitments.
      Risk-weighted assets reduced by 16 per cent, in line with the reduction in the balance sheet.

• Customer deposits excluding repos were 2 per cent higher, in line with the Group Strategy to increase customer deposits.

•    Against its strategic objectives, Wholesale continued to deepen its customer relationships through a measured build out of products and capabilities in support of the needs of the existing customer base.  With the majority of integration now completed, a new, simpler organisational structure was implemented.  Alongside enhanced product capabilities in areas including debt capital markets, money markets, interest rate management and foreign exchange, a transaction banking transformation programme was initiated in the year, to build an enhanced cash management, payments and trade customer offering.

WHOLESALE(continued)

	2011	20101	Change
	£m	£m	%

Net interest income	2,139	2,847	(25)
Other income	3,335	3,974	(16)
Effects of liability management, volatile items and asset sales	(1,415)	(295)
Total income	4,059	6,526	(38)
Costs:
Operating expenses	(2,518)	(2,752)	9
Other costs2	-	(150)
	(2,518)	(2,902)	13
Trading surplus	1,541	3,624	(57)
Impairment	(2,901)	(4,064)	29
Share of results of joint ventures and associates	14	(95)
Loss before tax and fair value unwind	(1,346)	(535)
Fair value unwind	2,174	3,049	(29)
Profit before tax	828	2,514	(67)

Banking net interest margin	1.56%	1.59%
Impairment as a % of average advances	1.95%	2.23%
Cost:income ratio (excl. impairment of tangible fixed assets)	62.0%	42.2%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include impairment of tangible fixed assets in 2010.

	2011	2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excl reverse repos	123.3	141.5	(13)
Reverse repos	16.8	3.1
Loans and advances to customers	140.1	144.6	(3)
Loans and advances to banks	8.4	12.4	(32)
Debt securities	12.5	25.8	(52)
Available-for-sale financial assets	12.6	29.5	(57)
	173.6	212.3	(18)

Customer deposits excluding repos	84.3	82.8	2
Repos	7.1	10.2	(30)
Customer deposits including repos	91.4	93.0	(2)

Risk-weighted assets	163.8	196.1	(16)

WHOLESALE (continued)

Core	2011	20101	Change
	£m	£m	%

Net interest income	1,566	1,777	(12)
Other income	2,731	3,130	(13)
Effects of liability management, volatile items and asset sales	(738)	(114)
Total income	3,559	4,793	(26)
Costs:
Operating expenses	(2,107)	(2,191)	4
Other costs	-	-
	(2,107)	(2,191)	4
Trading surplus	1,452	2,602	(44)
Impairment	(741)	(576)	(29)
Share of results of joint ventures and associates	-	2
Profit before tax and fair value unwind	711	2,028	(65)
Fair value unwind	(29)	24
Profit before tax - core	682	2,052	(67)

Banking net interest margin	1.80%	1.59%
Impairment as a % of average advances	0.89%	0.57%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

Key balance sheet and other items	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers excl reverse repos	76.5	85.4	(10)
Reverse repos	16.8	3.1
Loans and advances to customers	93.3	88.5	5
Loans and advances to banks	8.1	12.0	(33)
Debt securities	0.2	0.4	(50)
Available-for-sale financial assets	3.2	7.4	(57)
	104.8	108.3	(3)

Customer deposits excluding repos	81.5	78.8	3
Repos	7.1	10.2	(30)
Customer deposits including repos	88.6	89.0

Risk-weighted assets	104.7	112.3	(7)

WHOLESALE (continued)

Non-core	2011	20101	Change
	£ million	£ million	%

Net interest income	573	1,070	(46)
Other income	604	844	(28)
Effects of liability management, volatile items and asset sales	(677)	(181)
Total income	500	1,733	(71)
Costs:
Operating expenses	(411)	(561)	27
Other costs2	-	(150)
	(411)	(711)	42
Trading surplus	89	1,022	(91)
Impairment	(2,160)	(3,488)	38
Share of results of joint ventures and associates	14	(97)
(Loss) before tax and fair value unwind	(2,057)	(2,563)	20
Fair value unwind	2,203	3,025	(27)
Profit before tax - non-core	146	462	(68)

Banking net interest margin	1.28%	1.60%
Impairment as a % of average advances	3.35%	4.37%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include impairment of tangible fixed assets in 2010.

Key balance sheet and other items	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers excl reverse repos	46.8	56.1	(17)
Reverse repos	-	-
Loans and advances to customers	46.8	56.1	(17)
Loans and advances to banks	0.3	0.4	(25)
Debt securities	12.3	25.4	(52)
Available-for-sale financial assets	9.4	22.1	(57)
	68.8	104.0	(34)

Customer deposits	2.8	4.0	(30)
Repos	-	-
Customer deposits including repos	2.8	4.0	(30)

Risk-weighted assets	59.1	83.8	(29)

WHOLESALE (continued)

Strategic focus
Wholesale's strategic goal is to be recognised as the UK's leading, through-the-cycle, partner to UK companies and institutions, with the clear objective of supporting our customers' success.  We will strengthen the franchise by retaining and deepening our recurring, multi-product customer relationships, building on deep insight into our customers' needs and by offering a broad range of lending, deposit, risk management, debt capital market and transaction banking products.  This strategy will enable us to grow our capital light revenues and continue to be a significant provider of financial support to the UK economy.

Progress against strategic initiatives

Reshaping the Business
Against the backdrop of a challenging operating environment, in 2011 Wholesale made significant progress in serving more fully the wider needs of the core customer franchise in a capital and funding efficient way.  Whilst maintaining the through-the-cycle commitment to making lending available, Wholesale is rebalancing the business towards customers' known fee based banking and financing needs.  This growth path for the core business is complemented by a clear mandate to limit or reduce the consumption of capital and funding in non-core areas.

In 2011 Wholesale reduced non-core assets by £35 billion significantly contributing towards the reduction of the Group's wholesale funding requirement.  Whilst this has meant the loss of associated income, it has resulted in a material improvement in the profile of the Group's balance sheet, both in terms of risk and absolute size.  Further, in total, these asset sales were in line with the net book value.

In 2012, the focus will be on strengthening the franchise in those businesses that generate sustainable, predictable returns on equity at the level targeted by the Group Strategic Review while continuing to reduce non-core assets in a capital efficient way.

Simplifying the Bank
To deliver the strategy, a new, simplified, business model has been implemented to ensure more effective co-ordination of Coverage, Product and Support.  Coverage and Product are now more closely integrated to create a single team offering to allow seamless access to the banking and financial markets expertise our customers demand.  The Support functions have been reconfigured and delayered to provide centralised, efficient and client focused processes and activities to inform and drive better business decisions and performance.  This simpler approach will enable easier co-ordination of multi-product solutions on behalf of Wholesale's customers and improve the way we meet their on-going needs.

Investing in our Customer Franchise
The Strategic Review in June confirmed Wholesale's commitment to meet more fully the range of needs of Wholesale's customer base.  In 2011, product capability has been enhanced through the further development of our debt capital markets business and the implementation of Bloomberg e-trading to support trading of bonds and gilts with financial institution clients.  In addition Arena, a scalable online portal for foreign exchange, interest rate management and money market deposits, is now fully operational, and providing efficient, cost effective, market access for customers.  Lloyds also achieved Gilt-Edged Market Maker (GEMM) status, becoming a primary dealer in UK government bonds, creating opportunities to further service a wider group of Financial Institutions.

WHOLESALE (continued)

In 2011, Wholesale initiated a Transaction Banking Transformation Programme, to build an improved, cash management, payments and trade customer offering.  This programme will deliver improved customer services in stages, with the bank's Faster Payments scheme already successfully extended and a service allowing customers to obtain more easily settlement from their European customers introduced.  Lloyds' partnership with London 2012 saw the successful processing of card settlements for Olympic ticketing and Transaction Banking also launched the UK's first contactless prepaid cards for corporate use, with a special range of Visa London 2012 Olympic and Paralympic Games themed Cards.

Awards
In 2011, Wholesale's focus on deepening customer relationships and continued commitment to core businesses was once again recognised by Finance Directors of commercial and corporate companies who voted Lloyds TSB as Bank of the Year in the CBI/Real FD awards for the seventh year running.

Wholesale also achieved double success at Euroweek's Syndicated Loan and Leveraged Finance Awards 2011 winning the 'Best Arranger of UK Loans' and 'Best Arranger of Mid-Cap Loans' awards.  This was the second consecutive year that Lloyds has won these awards, reinforcing the market's recognition of Wholesale's expertise in arranging these transactions, as well as the ongoing commitment that Lloyds have made to our customers.  Further notable successes include the Leveraged Finance House of the Year in the Private Equity News Awards for Excellence in Private Equity, 3 awards at the Project Finance International (PFI) Awards 2011 and in debt capital markets where the bank ranked first in 2011 for sterling corporate UK parent bond issuance (Dealogic).

Financial performance
Profit before tax was £828 million compared to a profit before tax of £2,514 million in 2010.  Income reduced by £2,467 million and fair value unwind fell, partially offset by lower costs and a significant decrease in the impairment charge, and the elimination of losses in joint venture businesses.

The profit performance was significantly impacted by the impact of net derivative valuation adjustments and asset disposals net of associated fair value.  Excluding these effects profit before tax was £1,506 million.

Core profit before tax decreased to £682 million compared to profit before tax of £2,052 million in 2010, largely due to reduced income from a reduced balance sheet as customers deleverage, a challenging trading environment and as a result of net derivative valuation adjustments.  Impairments increased due to certain specific large cases.  Excluding net derivative valuation adjustments core profit before tax was £1,400 million, down 33 per cent on 2010.

Non-core profit before tax was £146 million compared to a profit of £462 million in 2010, reflecting the effect of lower income from the continued downward management of the balance sheet, partially offset by lower costs, a continued significant decrease in impairments net of fair value unwind and elimination of losses in the joint venture businesses.

WHOLESALE (continued)

Income
Wholesale's income performance was significantly impacted by lower asset balances, losses on asset disposals in the year to strengthen the balance sheet and net derivative valuation adjustments.  Net derivative valuation adjustments of £718 million were driven primarily by a large fall in long-term sterling interest rates and significantly higher market credit spreads.  Losses on disposal of £697 million were realised from the disposal of assets and were offset by a related fair value unwind.  Net of these effects, income reduced by £1,347 million or 20 per cent, primarily as a consequence of economic and market conditions, which resulted in customer deleveraging, higher funding costs, and lower trading revenues.

	2011	2010	Change
	£m	£m	%

Total Income	4,059	6,526	(38)
Adjustments to exclude:
Net derivative valuation adjustments	718	42
Gains and losses on asset sales	697	253
Total income net of volatile items and asset sales	5,474	6,821	(20)

Net interest income decreased by £708 million, or 25 per cent, to £2,139 million.  The decrease reflects lower interest-earning asset balances in line with the Group's targeted balance sheet reduction of loans and advances to customers and banks, debt securities and available-for-sale positions.  Net interest income was also adversely affected by higher funding costs.  This was partially offset by an increase in the liability margin resulting from the increased market value of deposits.

The net banking margin decreased by three basis points to 1.56 per cent.  This principally reflects increased wholesale funding costs, partly offset by customer re-pricing and increased deposit margins and volumes.  Asset margins decreased as the benefit of higher customer rates was more than offset by funding costs, whilst liability margins improved.

Other income decreased by £639 million, or 16 per cent, to £3,335 million, mainly reflecting lower income in Asset Finance and reduced trading revenues.  The effect of losses on asset disposals from the continued focus on balance sheet reductions and net derivative valuations adjustments due to the increased market implied credit risk associated with customer derivative balances resulted in losses of £1,415 million, compared to £295 million in 2010.

WHOLESALE (continued)

Core income was £3,559 million compared to £4,793 million in 2010, reflecting the effects of net derivative valuation adjustments and as a consequence of difficult market and economic conditions, reduced lending balances to corporate customers and higher wholesale funding costs.  Excluding derivative valuation adjustments income decreased 12 per cent showing resilience in the challenging environment.

Non-core income decreased to £500 million compared to £1,733 million in 2010, due to losses on asset disposals (offset by a related fair value unwind included elsewhere in the income statement), a significantly lower balance sheet from the continuing successful asset reduction programme, lower margin due to higher wholesale funding costs and reduced income as the non-core Asset Finance businesses were run down or sold.

The core banking net interest margin saw a significant increase of 21 basis points to 1.80 per cent, driven primarily by a lower reliance on wholesale funding as asset balances reduced and deposit balances increased.  The non-core banking margin, which is predominantly asset based, decreased by 32 basis points to 1.28 per cent, largely from increased wholesale funding costs.

Costs
Operating expenses decreased by £234 million, or 9 per cent, to £2,518 million from further savings from the Integration programme, lower operating lease depreciation, lower bonus accruals and other ongoing cost management actions to mitigate the impact of inflationary increases.  This was partially offset by continued investment in customer facing resources and systems.

Impairment and fair value unwind
The impairment charge decreased by £1,163 million, or 29 per cent, to £2,901 million reflecting a sustained decrease since the peak in 2009.  As a percentage of average loans and advances to customers, the impairment charge improved to 1.95 per cent from 2.23 per cent in 2010.  This reflected robust and proactive risk management and lower defaults from continued low interest rates despite a subdued economic environment.

The core impairment charge was £741 million, compared to £576 million in 2010.  The increase is attributable to a few specific large cases reflecting the nature of impairments in a Wholesale portfolio.  The non-core impairment charge decreased by £1,328 million, or 38 per cent, to £2,160 million in 2011.  This was primarily due to lower impairment from non-core corporate real estate and real estate related asset portfolios, reflecting a stabilisation of commercial property prices in 2011.  Non-core impairments in 2010 were significant as a result of the scale and pace of deterioration in the property sector and poorer quality heritage HBOS lending.

The share of results from joint ventures and associates, which are all non-core, comprised a small profit of £14 million, an improvement of £109 million, due to the non-recurrence of losses and impairments taken in 2010.

Fair value unwind decreased £875 million to £2,174 million, reflecting the lower impairments in the loan book, reduced release on the smaller non-core treasury asset book and a risk based approach to release on certain treasury assets given market conditions, partially offset by favourable exchange rate movements.  The fair value unwind predominantly relates to non-core portfolios.

WHOLESALE (continued)

Balance sheet progress
In 2011 Wholesale continued to focus on strengthening the balance sheet by reducing non-core assets.  Assets (comprising loans and advances to customers and banks, debt securities and available-for-sale financial assets) reduced by £38.7 billion, or 18 per cent, to £173.6 billion, primarily reflecting deleveraging by customers and continued active de-risking of the non-core balance sheet by either selling down or reducing holdings in debt securities and available-for-sale assets, as well as disposal of £4.8 billion of non-core commercial real estate customer balances.  The non-core reduction was £35.2 billion, primarily driven by a reduction in treasury assets of £26 billion.  This overall balance sheet reduction was net of an increase in reverse repo balances as liquidity was invested in high quality primary liquid assets on a secured basis.

Loans and advances to customers excluding reverse repos reduced by £18.2 billion, or 13 per cent, to £123.3 billion as demand for new corporate lending and refinancing of existing facilities was more than offset by maturities, reflecting a continued trend of subdued corporate demand for lending, customer deleveraging and asset sales in non-core sectors.  Non-core lending accounted for 51 per cent, of this reduction.  Available-for-sale financial assets balances reduced by £16.9 billion, or 57 per cent, to £12.6 billion and debt securities by £13.3 billion, or 52 per cent, to £12.5 billion.  This was driven by the reduction in the non-core balance sheet through treasury and other asset sales or not replenishing holdings after amortisations and maturities.  The non-core proportion of these reductions was £12.7 billion, or 75 per cent, in the case of available-for-sale assets, and £13.1 billion, or 98 per cent, in the case of debt securities.  Loans and advances to banks reduced by £4.0 billion, or 32 per cent, to £8.4 billion.

Customer deposits excluding repos increased by 2 per cent to £84.3 billion, due to an increase in deposits in line with the Group's funding strategy.  Customer deposits on the core book increased by 3 per cent to £81.5 billion.

Risk-weighted assets decreased by £32.3 billion, or 16 per cent, to £163.8 billion, primarily reflecting balance sheet reductions and run down in other non-core asset portfolios, as well as the impact of changes in the risk profile, partially offset by Basel regulatory changes to market risk.  Non-core risk-weighted assets represent £24.7 billion, or 76 per cent, of this reduction.

WHOLESALE (continued)

Wholesale (excluding Asset Finance)

	2011	20101	Change
	£m	£m	%

Net interest income	1,783	2,430	(27)
Other income	2,212	2,631	(16)
Effects of liability management, volatile items and asset sales	(1,394)	(295)
Total income	2,601	4,766	(45)
Costs:
Operating expenses	(1,534)	(1,636)	6
Impairment of tangible fixed assets	-	(150)
	(1,534)	(1,786)	14
Trading surplus	1,067	2,980	(64)
Impairment	(2,701)	(3,800)	29
Share of results of joint ventures and associates	13	(95)
(Loss) before tax and fair value unwind	(1,621)	(915)	(77)

Impairment as a % of average advances	1.93%	2.22%
Cost:income ratio (excl. impairment of tangible fixed assets)	59.0%	34.3%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	2011	2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excl reverse repos	116.9	132.6	(12)
Reverse repos	16.8	3.1
Loans and advances to customers1	133.7	135.7	(1)
Loans and advances to banks	8.4	12.4	(32)
Debt securities	12.5	25.8	(52)
Available-for-sale financial assets	12.6	29.5	(57)
	167.2	203.4	(18)

Customer deposits2	91.4	93.0	(2)
Risk-weighted assets	155.8	184.1	(15)

1	Of which reverse repos represent £16.8 billion (31 December 2010: £3.1 billion.
2	Of which repos represent £7.1 billion (31 December 2010: £10.2 billion)

Total income decreased by £2,165 million to £2,601 million, mainly driven by a decrease in other operating income.  This principally reflects losses of £676 million on the disposal of assets in 2011, (offset by a related fair value unwind of £737 million, reflected elsewhere in the income statement), net derivative valuation adjustments of £718 million and the effect of a reduced balance sheet.  Excluding asset sales and temporary volatility, income decreased by £1,066 million or 21 per cent, broadly in line with the balance sheet movement.

WHOLESALE (continued)

Net interest income decreased by £647 million, or 27 per cent, to £1,783 million.  The decrease reflects lower interest-earning asset balances in line with the continued focus on balance sheet reduction and strengthening, mainly in loans and advances to customers, debt securities and available-for-sale positions.  Net interest income was also adversely affected by higher wholesale funding costs, which was partially offset by an increase in the liability margin resulting from the increased market value of deposits.

Other income decreased by £419 million, or 16 per cent, to £2,212 million, primarily reflecting the lower trading revenue and reduced fees and commissions.

Operating expenses decreased by £102 million, or 6 per cent, to £1,534 million.  The reduction in operating expenses from integration savings, lower bonus accruals and the continued focus on cost management have been offset by reinvestment into customer facing resources and systems

The impairment charge decreased by £1,099 million to £2,701 million in 2011, reflecting a sustained decrease since the peak in 2009.  As a percentage of average loans and advances to customers, the impairment charge improved to 1.93 per cent in 2011 compared to 2.22 per cent in 2010.  This reflected robust and proactive risk management and lower defaults from continued low interest rates despite a subdued economic environment

The share of results from joint ventures and associates comprised a small profit of £13 million, an improvement of £108 million, due to the non-recurrence of losses and impairments taken in 2010.

Asset Finance
	2011	20101	Change
	£m	£m	%

Net interest income	356	417	(15)
Other income	1,123	1,343	(16)
Effects of liability management, volatile items and asset sales	(21)	-
Total income	1,458	1,760	(17)
Operating expenses	(984)	(1,116)	12
Trading surplus	474	644	(26)
Impairment	(200)	(264)	24
Share of results of joint ventures and associates	1	-
Profit before tax and fair value unwind	275	380	(28)

Impairment as a % of average advances (annualised)	2.33%	2.34%
Cost:income ratio	67.5%	63.4%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	2011	2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	6.4	8.9	(28)
Operating lease assets	2.7	3.0	(10)
Risk-weighted assets	8.0	12.0	(33)

WHOLESALE (continued)

Profit before tax and fair value unwind was £275 million, compared to £380 million in 2010.  The £105 million reduction was largely due to a decrease in income.

Total income decreased by £302 million, or 17 per cent, to £1,458 million as a result of lower business volumes, including assets held under operating leases, the non-recurrence of VAT claims settled in the prior year and a £21 million loss on disposal of Hill Hire plc.  The lower business volumes are in-line with the targeted reduction in this asset class and were partly offset by improved margins.

Operating expenses decreased by £132 million, or 12 per cent, to £984 million.  This reflected an £88 million, or 11 per cent, decrease in depreciation charges on assets held under operating leases largely from a lower fleet size.  Other costs decreased by £44 million, or 13 per cent, reflecting strong cost management and savings achieved from integration.

The impairment charge decreased by £64 million to £200 million, reflecting an improvement in market conditions for both the retail and non-retail consumer finance businesses.  The lower impairment charge has been driven by a reduction in new cases entering arrears, the reduced book size and the improved credit quality of new business.

COMMERCIAL

Key highlights

• Profit before tax increased by 71 per cent, due to higher income, combined with a reduction in impairments and costs.

• Total Income increased by 7 per cent:

•    Net interest income grew by 11 per cent, due largely to the increase in deposit balances, and a higher net interest margin.  This deposit balance growth, the beneficial effect of the consequently larger funding surplus, and a more favourable deposit mix were the key drivers behind the 47 basis point increase in banking net interest margin

•    Other operating income decreased by 2 per cent, reflecting subdued levels of business activity in the early part of the year and reduced levels of money transmission income reflecting the greater use of electronic banking facilities by customers.

• Operating expenses reduced by 4 per cent, primarily as a result of integration cost savings including lower back office staffing requirements.

•    The impairment charge reduced by 21 per cent, due to an overall improvement in the credit quality of the portfolio reflected in a reduction in observed default and delinquency rates.  This is supported by the specialist relationship support, which helps customers facing difficult business conditions.

•    Loans and advances to core customers increased by 3 per cent against a contracting market.  This reflects the continuing support given to small and medium sized businesses, fully offsetting the reduction in non-core assets.

•    Customer deposits grew 3 per cent, reflecting our ongoing success in attracting deposits from new customers, combined with targeted support in key customer segments such as the education and legal sectors.

• Risk-weighted assets decreased by 5 per cent, reflecting the improved mix and risk profile of the portfolio.

•    Against its strategic objectives, Commercial has focused on strengthening its customer relationships and supporting SMEs through the cycle by further developing its understanding and support of individual business requirements.  This is demonstrated by:

• Sustainable franchise growth in supporting 124,000 start up businesses, and achieving positive net switchers from other banks.

• Supporting customers through responsible lending, combined with improving credit quality, balance sheet funding and RWA use.

• Improving cross-sales of Wealth Management, Insurance, and Treasury products leading to additional revenue for other businesses in the Group.

COMMERCIAL (continued)

	2011	20101	Change
	£m	£m	%

Net interest income	1,251	1,127	11
Other income	446	457	(2)
Effects of liability management, volatile items and asset sales	-	-
Total income	1,697	1,584	7
Costs:
Operating expenses	(948)	(992)	4
Other costs	-	-
	(948)	(992)	4
Trading surplus	749	592	27
Impairment	(303)	(382)	21
Profit before tax and fair value unwind	446	210
Fair value unwind	53	81	(34)
Profit before tax	499	291	71

Banking net interest margin	4.21%	3.74%
Impairment as a % of average advances	1.06%	1.24%
Cost:income ratio	55.9%	62.6%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers (excluding repos)	28.8	28.6	1
Customer deposits (excluding repos)	32.1	31.3	3
Total customer balances	60.9	59.9	2

Risk-weighted assets	25.4	26.6	(5)

COMMERCIAL (continued)

Core	2011	20101	Change
	£m	£m	%

Net interest income	1,229	1,088	13
Other income	445	455	(2)
Effects of liability management, volatile items and asset sales	-	-
Total income	1,674	1,543	8
Costs:
Operating expenses	(942)	(984)	4
Other costs	-	-
	(942)	(984)	4
Trading surplus	732	559	31
Impairment	(296)	(381)	22
Profit before tax and fair value unwind	436	178
Fair value unwind	53	81	(34)
Profit before tax - core	489	259	89

Banking net interest margin	4.37%	3.86%
Impairment as a % of average advances	1.09%	1.34%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers (excluding repos)	27.4	26.6	3
Customer deposits (excluding repos)	31.8	31.0	3
Total customer balances	59.2	57.6	3

Risk-weighted assets	23.8	24.5	(3)

COMMERCIAL (continued)

Non-core	2011	20101	Change
	£m	£m	%

Net interest income	22	39	(44)
Other income	1	2	(50)
Effects of liability management, volatile items and asset sales	-	-
Total income	23	41	(44)
Costs:
Operating expenses	(6)	(8)	25
Other costs	-	-
	(6)	(8)	25
Trading surplus	17	33	(48)
Impairment	(7)	(1)
Profit before tax and fair value unwind	10	32	(69)
Fair value unwind	-	-
Profit before tax - non-core	10	32	(69)

Banking net interest margin	1.40%	1.97%
Impairment as a % of average advances	0.41%	0.05%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers (excluding repos)	1.4	2.0	(30)
Customer deposits (excluding repos)	0.3	0.3
Total customer balances	1.7	2.3	(26)

Risk-weighted assets	1.6	2.1	(24)

COMMERCIAL (continued)

Strategic focus
Commercial's goal is to be the best bank for smaller and medium sized businesses.  The main strategic focus is to improve the depth of relationship with SMEs through specialist customer propositions in key markets, by improving relationship management skills and capacity to cross-sell and optimising customer service through efficiencies that also contribute to cost effectiveness targets.

Reshaping the business
The business is being reshaped by investing to improve the customer proposition, leveraging wider Group capabilities, and supporting SMEs through the cycle to help them prosper and develop.  This will be achieved through investment in our Relationship Managers and will be supported by product and system development aligning to customers' wider financial needs.  The number of customer facing industry specialists has increased improving support in key markets.

In support of the SME sector, the Group has exceeded its agreed full year contribution to the aggregate Merlin capacity lending target in respect of SMEs.  The core net lending balance growth of 3 per cent compares favourably with the contraction of SME lending across the industry reported by the Bank of England.

Supporting the full range of customer needs has resulted in balanced growth of deposits and lending, which has strengthened the balance sheet maintaining the funding surplus.  The benefit of close relationship support through the cycle is evidenced in the improvement in credit quality.

Risk-weighted assets have reduced in the context of increased lending, reflecting the improvement in risk profiles as well as the higher mix of secured lending in the book.

Simplifying the Bank
Commercial has made good progress with simplification, with the majority of customers now on a single banking platform.  Simpler organisational structures and processes have been delivered with the benefit of lower back office staffing requirements.

The customer benefits arising from simplification are important with significant progress being made on the re-engineering of the lending process.  A successful pilot of the new process has halved the time taken to fulfil lending to customers.  This will be fully rolled out by the end of 2012.  The product range has also been simplified for customers with the launch of the UK's first range of Monthly Price Plans providing certainty and control over bank charges to SME customers; over 30,000 customers have already signed up to this new product.

Investing in Growth
SMEs are a strategic priority reflecting the Group's commitment to the sector, the competitive advantage entailed in the Group's distribution strengths and relationship expertise, and the potential offered by better co-ordination of the wider range of services across the Group.

The Commercial Finance business, which provides asset backed lending to SMEs, has increased its client base and provided further support to industry sectors including increasing advances to the manufacturing sector by 30 per cent against the prior year.

The Business Support Unit (BSU) is helping businesses in financial difficulties, in line with the commitment to support customers through the economic cycle.  Since 2009 the BSU has restructured facilities for around 10,000 businesses and has protected more than 250,000 UK jobs.

COMMERCIAL (continued)

Commercial's commitments to customers are made in the SME Charter which has been refreshed and extended to encourage enterprise, provide clear and fair pricing, access to finance and support for communities.  As part of this, Commercial has committed to lend £12 billion to customers in 2012.  This will be supported by at least 200 customer networking events which have proved to be a key platform for recruitment and customer support.

Commercial supports businesses across the SME sector and has supported 124,000 start up businesses in 2011 as part of the three year commitment to help 300,000 businesses.  Support to SME customers will be improved through deepening customer relationships, with internal investment resources agreed along with detailed plans to achieve this.

Awards

•    Awarded Bank of the Year (joint award with Wholesale) for the 7th consecutive year on the basis of votes of Finance Directors in the Real FD Excellence  Awards supported by the CBI and the Institute of Chartered
      Accountants .

• Awarded best charity account provider in the Business Moneyfacts Awards.

• Awarded Asset Financer of the Year (January 2011) - Credit Today Awards.

Financial performance
Profit before tax and fair value unwind in 2011 was £446 million compared to a profit of £210 million in 2010.  The improvement of £236 million was largely driven by deposit balance growth and the increased value to the Group's cost of funding from deposits as well as a benefit from a change in the mix of Commercial's deposit balances.  The increase in net interest income is partially offset by other operating income which has decreased £11 million, 2 per cent, due to subdued levels of trading activity in the early part of the year and reduced levels of money transmission income reflecting the greater use of electronic banking facilities by customers.

Operating expenses have decreased £44 million, 4 per cent, primarily as a result of integration cost saving programmes delivering positive results, including lower back office staffing requirements.

Impairment has decreased £79 million, 21 per cent, due to an overall improvement in the credit quality of the portfolio leading to a reduction in observed default and delinquency rates.  Impairment charges as an annualised percentage of average loans and advances to customers has reduced to 1.06 per cent from 1.24 per cent in 2010, an improvement of 18 basis points year-on-year.

The fair value unwind decreased by 34 per cent, reflecting the decrease in impairment charge.

Balance sheet progress
Loans and advances to customers at £28.8 billion, were broadly unchanged from the prior year.  However, core lending increased 3 per cent, where Commercial has been successful in encouraging SME customers to invest and attract switchers requiring term lending and invoice finance facilities.  Significant effort in promoting support has included running nearly 700 customer events in 2011.

Customer deposits increased 3 per cent to £32.1 billion reflecting our ongoing success in attracting new customers, combined with targeted support in key customer segments such as the education and legal sectors.

WEALTH AND INTERNATIONAL

Key highlights

• Loss before tax decreased by 20 per cent, with a fall in impairments partly offset by lower income, fair value unwind and higher operating expenses.

•    Within the core business, profit before tax and fair value unwind increased by 20 per cent, primarily due to a 22 per cent growth in core customer balances and improvement in customer net interest margins partially offset by increased operating expenses reflecting the continued investment in deposit activity in line with our strategy of strengthening the balance sheet and growing our share of the Wealth market.

• Total income decreased by 8 per cent:

•    Net interest income was 21 per cent lower, reflecting lower lending volumes and increased impaired assets, partly offset by the favourable impact of foreign currency movements, particularly the Australian Dollar.  We saw higher deposit balances and margins in our core business where net interest income has increased by 20 per cent.

•    Banking net interest margin reduced by 20 basis points reflecting the increased strains of lost earnings on higher impaired asset balances and higher funding costs.  This was offset by stronger deposit margins in the Wealth businesses and higher deposit balances and margins in our International on-line deposit business, which drove the banking net interest margin in our core business up by 85 basis points to 4.16 per cent.

•    Other income increased by 7 per cent, with foreign exchange benefits in International, partly offset by the impact of lower funds under management in the Wealth businesses driven by market conditions together with a shift in customer investments from funds under management to deposits.

•    Operating expenses increased by 1 per cent, due to higher regulatory costs, investment in growth initiatives and the effect of stronger foreign currency rates, partly offset by benefits from cost saving initiatives across all businesses.

•    The impairment charge reduced by 23 per cent.  Following higher charges in 2010, especially in the fourth quarter as the economic environment in Ireland deteriorated, the rate of impaired loan migration has slowed.  The coverage ratio increased from 53 per cent to 61 per cent reflecting further provisions in the year, particularly in Ireland.

•    Fair value unwind decreased by 48 per cent, reflecting accelerated unwind of fair value adjustments in 2010 in line with actual levels of impairment losses experienced, particularly in Ireland and Australia.

•    Net loans and advances to customers decreased by 21 per cent, largely driven by de-risking of the balance sheet through reducing non-core assets across both Wealth & International.  Risk-weighted assets decreased by
      19 per cent, reflecting lower asset balances and additional impairment provisions, particularly in International.

•    Customer deposits grew by 28 per cent, primarily due to continued strong inflows in the on-line deposit business.  The funding gap has reduced by £20.7 billion to £1.8 billion reflecting continued focus within International on de-risking and right-sizing the balance sheet together with continued strong deposit inflows.

•    Against its strategic objectives, Wealth demonstrated continued strength in client acquisition through the UK franchise with an 8 per cent increase in customer numbers.  To date the division has announced the exit from seven countries, and corporate lending has been refocused around selected customers aligned to UK product and sector plans and the Group's international risk appetite.  International is contributing to a strengthening of the Group's balance sheet through a significant and managed run-down of non-core assets together with diversification of sources of funding through international deposits.

WEALTH AND INTERNATIONAL (continued)

	2011	20101	Change
	£m	£m	%

Net interest income	828	1,050	(21)
Other income	1,197	1,123	7
Effects of liability management, volatile items and asset sales	-	37
Total income	2,025	2,210	(8)
Costs:
Operating expenses	(1,537)	(1,536)
Other costs2	(11)	-
	(1,548)	(1,536)
Trading surplus	477	674	(29)
Impairment	(4,610)	(5,988)	23
Share of results of joint ventures and associates	3	(8)
Loss before tax and fair value unwind	(4,130)	(5,322)	22
Fair value unwind	194	372	(48)
Loss before tax	(3,936)	(4,950)	20

Wealth	189	220	(14)
International	(4,319)	(5,542)	22
Loss before tax and fair value unwind	(4,130)	(5,322)	22

Banking net interest margin	1.26%	1.46%
Impairment as a % of average advances	7.37%	8.90%
Cost:income ratio	76.4%	69.5%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2011.

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers (excluding repos)	43.8	55.3	(21)
Customer deposits (excluding repos)	42.0	32.8	28
Total customer balances	85.8	88.1	(3)

Risk-weighted assets	47.3	58.7	(19)

WEALTH AND INTERNATIONAL (continued)

Core	2011	20101	Change
	£m	£m	%

Net interest income	367	305	20
Other income	1,002	990	1
Effects of liability management, volatile items and asset sales	-	-
Total income	1,369	1,295	6
Costs:
Operating expenses	(1,116)	(1,109)	(1)
Other costs2	(11)	-
	(1,127)	(1,109)	(2)
Trading surplus	242	186	30
Impairment	(51)	(26)	(96)
Share of results of joint ventures and associates	1	-
Profit before tax and fair value unwind	192	160	20
Fair value unwind	8	30	(73)
Profit before tax - core	200	190	5

Banking net interest margin	4.16%	3.31%
Impairment as a % of average advances	0.63%	0.31%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2011.

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers (excluding repos)	7.9	8.1	(2)
Customer deposits (excluding repos)	40.7	31.6	29
Total customer balances	48.6	39.7	22

Risk-weighted assets	9.8	12.0	(18)

WEALTH AND INTERNATIONAL (continued)

Non-core	2011	20101	Change
	£m	£m	%

Net interest income	461	745	(38)
Other income	195	133	47
Effects of liability management, volatile items and asset sales	-	37
Total income	656	915	(28)
Costs:
Operating expenses	(421)	(427)	1
Other costs	-	-	-
	(421)	(427)	1
Trading surplus	235	488	(52)
Impairment	(4,559)	(5,962)	24
Share of results of joint ventures and associates	2	(8)
(Loss) before tax and fair value unwind	(4,322)	(5,482)	21
Fair value unwind	186	342	(46)
(Loss) before tax - non-core	(4,136)	(5,140)	20

Banking net interest margin	0.80%	1.18%
Impairment as a % of average advances	8.39%	10.15%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers (excluding repos)	35.9	47.2	(24)
Customer deposits (excluding repos)	1.3	1.2	8
Total customer balances	37.2	48.4	(23)

Risk-weighted assets	37.5	46.7	(20)

WEALTH AND INTERNATIONAL (continued)

Strategic focus
Wealth provides strong growth opportunities for the Group and, through deepening the relationships with existing Group clients alongside targeted customer acquisition, the goal is to be recognised as the primary Wealth advisor to the UK mass affluent, affluent and high net worth customers together with UK expatriates and others with UK connections.

In the International businesses, the priority is to maximise value in the medium term.  The immediate focus is on close management of the lending portfolios, particularly in Ireland, and reducing assets where appropriate.  At the same time, International is delivering operational efficiencies and rightsizing the cost base to fit the reshaped business models.

Progress against strategic initiatives
As with the wider Group, Wealth and International's strategic focus has been on:

Reshaping the business to better fit the Group's risk appetite
Focus remains on maximising value and aligning with the Group's risk appetite through close management of the lending portfolio, continuing disciplined reduction of non-core assets, diversifying sources of funding and rationalisation of our international presence.

Wealth and International have reduced non-core loans and advances to customers by £11.3 billion in 2011 through a mixture of repayments and selected asset disposals (in addition to foreign exchange and impairments as outlined below), including the sale of £1 billion (gross) of commercial real estate assets in Australia and New Zealand.  Our International on-line deposit business continued to grow strongly with customer balances as at December 2011 of £13.8 billion.  The division has also made good progress towards reducing its International presence.

Simplifying the division to right-size cost base and deliver operational efficiencies
The Group-wide Simplification initiative is well underway, the focus of which is on simplifying operations and processes, delayering management structures, consolidating supplier relationships and increasing the efficiency of distribution channels.  Wealth & International is in the process of realising additional efficiencies and cost savings through its initiatives to develop a single customer platform across all International Wealth businesses, streamlining of operating models and creation of a shared support infrastructure.

In 2011, the UK Private Banking and High Net Worth businesses have been successfully integrated to form 'One Private Bank', with a simplified management structure and aligned business models across the heritage brands.  During the second half of the year, around 60,000 UK Wealth accounts have been migrated onto a single operating platform.

Developing a more focused business and Investing in growth
The division will focus on serving customers both within the UK and also those with UK connections.  In International, corporate lending has been refocused around selected customers aligned to UK product and sector plans and the Group's international risk appetite.  In Wealth, the focus of propositions will be within the existing UK customer franchise in addition to customers with UK connections in Commonwealth countries, Europe, Middle East, and on the Indian Subcontinent.

WEALTH AND INTERNATIONAL (continued)

Significant investment is being made towards growing market share in what is viewed as a key growth opportunity for the Group - UK and International Wealth.  The investment is geared towards developing compelling propositions for mass affluent, affluent and high net worth customers; this will address a key gap for the Group in the mass affluent market and will enhance our investment management offering in the affluent and high net worth segments.  Underpinning this, we are consolidating our platforms and simplifying the operating model to deliver a better customer experience in a more efficient manner, thereby improving customer onboarding, retention and value capture through cross sales.

Financial performance
Loss before tax and fair value unwind reduced by 22 per cent to £4,130 million due to a lower impairment charge, predominantly in Ireland, more than offset by lower income and higher costs.

Total income decreased by 8 per cent to £2,025 million.

Net interest income decreased by 21 per cent, or 25 per cent in constant currency terms.  Higher funding costs and the increased strain of impaired assets, reflected in a 33 per cent reduction in net lending margins together with lower lending volumes impacting net interest income are partially offset by the impact of the stronger Australian dollar in International.  Deposit margins increased by 14 per cent reflecting changing product mix predominantly as a result of continued deposit inflows in the on-line deposit business at higher margins together with improving margins across the Wealth businesses.

Other income increased by 7 per cent, mainly due to foreign exchange benefits in International.  Excluding the impact of foreign exchange, other income decreased by 1 per cent.

Operating expenses and other costs increased by 1 per cent, due to increased investment in the International deposit business, the impact of the stronger Australian dollar and Swiss franc and additional regulatory costs in Wealth.  On a constant currency basis, operating expenses reduced by 1 per cent.  Despite increased investment in International deposit gathering, the cost: income ratio overall improved by 3 per cent in our core business.

The impairment charge reduced by 23 per cent to £4,610 million.  Following increased charges in the last quarter of 2010, driven by the significant deterioration in the economic environment in Ireland, the rate of impaired loan migration has slowed in 2011.

Balance sheet progress
Net loans and advances to customers decreased by £11.5 billion to £43.8 billion, as we continued to focus management action on de-risking the balance sheet.  The reduction of £11.5 billion reflects net repayments (including asset sales) of £6.0 billion, additional impairment provisions of £4.6 billion mainly within the International businesses and foreign exchange movements of £0.9 billion.

Risk-weighted assets decreased by £11.4 billion to £47.3 billion, reflecting lower asset balances and increased impairment provisions, particularly in the non-core portfolios.

Customer deposits increased by £9.2 billion to £42.0 billion mainly due to continued strong deposit inflows in the on-line deposit businesses.

WEALTH AND INTERNATIONAL (continued)

Wealth

	2011	20101	Change
	£m	£m	%

Net interest income	354	296	20
Other income	990	981	1
Effects of liability management, volatile items and asset sales	-	37
Total income	1,344	1,314	2
Costs:
Operating expenses	(1,044)	(1,047)
Other costs2	(11)	-
	(1,055)	(1,047)	(1)
Trading surplus	289	267	8
Impairment	(100)	(46)	(117)
Share of results of joint ventures and associates	-	(1)
Profit before tax and fair value unwind	189	220	(14)

Impairment as a % of average advances	1.10%	0.48%
Cost:income ratio	78.5%	79.7%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2011.

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	8.5	9.1	(7)
Customer deposits	27.2	26.8	1
Total customer balances	35.7	35.9	(1)

Risk-weighted assets	7.8	10.4	(25)

In Wealth, our key focus has been to grow our market share in UK and International Wealth primarily through growing the total amount of deposits and funds under management that we manage on behalf of franchise customers, whilst improving margins and operating efficiency.  Although funds under management within Private and International Banking decreased by 5 per cent to £12.8 billion, this primarily reflected market movements and a consequent shift of customer appetite away from investment products.

Profit before tax and fair value unwind decreased by 14 per cent to £189 million mainly due to increased impairment losses partly offset by higher income.  Excluding non-recurring gains on sale of non-core businesses of £36 million which were recognised in the first half of 2010, profit before tax and fair value unwind increased by 3 per cent.

Total income increased by 2 per cent to £1,344 million.  Excluding non-recurring gains on sale, which were recognised in the first half of 2010, income increased by 5 per cent.

Net interest income increased by 20 per cent, reflecting improving deposit margins across the Wealth business.

WEALTH AND INTERNATIONAL (continued)

Operating expenses and other costs increased by 1 per cent to £1,055 million.  Benefits from cost saving initiatives across the Wealth businesses have been offset by increased regulatory and one-off costs and the impact of the stronger Swiss Franc in the International Wealth business.  Excluding the impact of foreign exchange and one-off costs, operating expenses reduced by 3 per cent.

The impairment charge increased to £100 million primarily due to increased charges in the Group's Spanish mortgage book reflecting deterioration in the local property markets and economic outlook in Spain.

Balance sheet progress
Net loans and advances to customers decreased by £0.6 billion or 7 per cent, to £8.5 billion due to net repayments of £0.7 billion and increased impairment provisions across the non-core portfolios and foreign exchange movements of £0.1 billion.

Risk-weighted assets decreased by £2.6 billion or 25 per cent, to £7.8 billion reflecting lower lending volumes and improved use of collateral.

Customer deposits increased by £0.4 billion, or 1 per cent, to £27.2 billion.

WEALTH AND INTERNATIONAL (continued)

Funds under management

		As at 31 December 2011	As at 31 December 2010
		£bn	£bn

	Scottish Widows Investment Partnership (SWIP)
	Internal	116.8	118.2
	External	23.1	28.0
		139.9	146.2
	Other Wealth:
	St James's Place	28.5	27.0
	Invista Real Estate	0.8	5.3
	Private and International Banking	12.8	13.5
	Closing funds under management	182.0	192.0

		2011	2010
		£bn	£bn

	Opening funds under management	192.0	184.1
	Inflows:
SWIP	- internal	2.7	2.0
	- external	1.5	8.9
	Other	8.5	6.7
		12.7	17.6
	Outflows:
SWIP	- internal	(4.5)	(5.6)
	- external	(5.3)	(13.3)
	Other	(10.1)	(5.1)
		(19.9)	(24.0)
	Investment return, expenses and commission	(2.8)	15.1
	Net operating increase (decrease) in funds	(10.0)	8.7
	Sale of Bank of Scotland Portfolio Management Service	-	(0.8)
	Closing funds under management	182.0	192.0

Funds under management reduced by £10.0 billion to £182.0 billion.  Net outflows of £19.9 billion reflect expected attrition on insurance funds within SWIP, the market backdrop in the second half of 2011 and fund outflows within Invista Real Estate reflecting both transfers to SWIP during the year and the wind down of Invista Real Estate business.  SWIP's inflows include £2.4 billion of funds previously managed by Invista Real Estate.  Reductions in global equity values contributed towards investment return, expenses and commission of funds under management by £2.8 billion.  This together with the general market backdrop contributed to a shift in customer investments in our Wealth businesses away from funds towards Wealth and Retail deposits.

WEALTH AND INTERNATIONAL (continued)

International

	2011	20101	Change
	£m	£m	%

Net interest income	474	754	(37)
Other income	207	142	46
Effects of liability management, volatile items and asset sales	-	-
Total income	681	896	(24)
Costs:
Operating expenses	(493)	(489)	(1)
Other costs	-	-
	(493)	(489)	(1)
Trading surplus	188	407	(54)
Impairment	(4,510)	(5,942)	24
Share of results of joint ventures and associates	3	(7)
Loss before tax and fair value unwind	(4,319)	(5,542)	22

Impairment as a % of average advances	8.43%	10.30%
Cost:income ratio	72.4%	54.6%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

	As at 31 Dec 2011	As at 31 Dec 2010	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	35.3	46.2	(24)
Customer deposits	14.8	6.0
Total customer deposits	50.1	52.2	(4)

Risk-weighted assets	39.5	48.3	(18)

Within International, our key focus has been to strengthen the balance sheet through material and targeted reductions in non-core assets and diversifying sources of funding through international deposit raising.  Loans and advances to customers reduced by 24 per cent (including £5.2 billion of net repayments and asset sales) and customer deposits increased by 147 per cent to £14.8 billion.

Loss before tax and fair value unwind reduced by £1,223 million to £4,319 million mainly as a result of a lower impairment charge, reflecting a reduction of £1,077 million in Ireland and £328 million in Australia.

Total income decreased by 24 per cent, but was 38 per cent lower in constant currency, reflecting lower interest-earning assets and the increased strain of lost earnings on higher impaired assets.

Operating expenses increased by 1 per cent.  On constant currency terms, operating expenses reduced by 4 per cent reflecting cost saving initiatives across the International business, partly offset by the continued investment in International's on-line deposit business.

WEALTH AND INTERNATIONAL (continued)

The impairment charge and loans and advances to customers are summarised by key geography in the following table.

	Impairment charges		Loans and advances to customers
	2011	2010	2011	2010
	£m	£m	£bn	£bn

Ireland	3,187	4,264	14.7	19.6
Australia	1,034	1,362	8.1	12.3
Wholesale Europe	204	210	5.9	6.9
Latin America/Middle East	64	97	0.4	0.6
Netherlands	21	9	6.2	6.8
	4,510	5,942	35.3	46.2

The impairment charge reduced by £1,432 million, or 24 per cent, to £4,510 million due to reduced impairment charges in Ireland and Australia.

Balance sheet progress
Net loans and advances to customers decreased by £10.9 billion or 24 per cent, to £35.3 billion due to net repayments of £5.2 billion across all businesses (including the sale of £1 billion of commercial real estate assets in Australia and New Zealand),  further impairment provisions and foreign exchange movements of £0.8 billion.  The division is focused on de-risking and right-sizing the balance sheet, focusing on key Group relationships, as well as reducing concentrations in Commercial Real Estate.

Risk weighted assets decreased by £8.8 billion or 18 per cent, to £39.5 billion reflecting lower asset balances and further impairment provisions and foreign exchange rate movements.  This is partly offset by an increase in risk weighted assets to cover further deterioration in the Irish housing market and other credit risk model changes which impact risk weighted assets.

Customer deposits increased by £8.8 billion to £14.8 billion driven by continued strong performance within our International on-line deposit business.

THIS PAGE IS INTENTIONALLY LEFT BLANK

INSURANCE

Key highlights
·
Profit before tax increased by 7 per cent.  In 2010 income was reduced by a non-recurring charge of £70 million in respect of the Group's decision to cease writing new payment protection insurance (PPI) business.  Excluding this charge profit before tax and fair value unwind increased by 2 per cent in 2011.

·
Total income, net of insurance claims, increased by 2 per cent, (reduction of 1 per cent excluding the £70 million charge in 2010).  This is attributable to strong sales of corporate pensions through the intermediary channel and the continued change in new business mix within Life, Pensions and Investments UK (LP&I UK) towards more profitable protection business reflecting a focus on meeting customer needs in an area where there is a general level of under provision in the UK.  Improved claims experience within General Insurance which has been offset by lower PPI related income is also a significant contributor to this.

·
Operating expenses and other costs decreased by 5 per cent due mainly to a continued focus on cost management and delivery of integration cost savings, partly offset by an additional charge in relation to an industry wide Financial Services Compensation Scheme (FSCS) levy in 2011.

·
LP&I UK EEV new business margin increased to 4.2 per cent from 3.7 per cent in 2010.  The improvement reflects the growth in protection sales and the business ceasing to write certain low margin products in 2010.  The Internal Rate of Return (IRR) on new business remains in excess of 16 per cent.

·
LP&I UK sales of £10,219 million (PVNBP) reduced by 1 per cent, partly reflecting the continuing change in mix towards protection products to meet customer protection needs, which generate a lower PVNBP compared to investments but generate a higher new business profit.  Sales through our Intermediary channel have increased by 20 per cent to £6,415 million reflecting strong sales of Corporate Pensions.

·
General Insurance profits increased by 21 per cent to £497 million primarily due to lower freeze and unemployment claims year on year offset by lower income resulting from the Group ceasing to write new PPI business in 2010.

·
Capital management initiatives in 2011 have resulted in £2.3 billion mitigation of the potential impact of Capital Requirements Directive 4 (CRD lV).  The capital position of the UK life insurance group under the Insurance Groups Directive (IGD) remains strong with an estimated capital surplus of £3.7 billion.

·
Scottish Widows was awarded Defined Contribution (Bundled Services) Provider of the Year in the Pension and Investment Provider Awards 2011 and Best Group Pension Provider in the Corporate Adviser Awards 2012.

·
Against its strategic objectives, Insurance has focused on removing duplication to simplify the business and is improving customer insight to support responsiveness to changing customer needs.  LP&I (UK) has built upon successful sales force integration and single bancassurance proposition launch to deliver a number of further improvements to its operations and capability.  General Insurance has improved customer experience by the introduction of a single telephony and e-commerce platform across all brands.

INSURANCE (continued)

	2011	20101	Change
	£m	£m	%

Net interest income	(67)	(39)	(72)
Other income	2,687	2,799	(4)
Effects of liability management, volatile items and asset sales	-	15
Total income	2,620	2,775	(6)
Insurance claims	(343)	(542)	37
Total income, net of insurance claims	2,277	2,233	2
Costs:
Operating expenses	(805)	(854)	6
Other costs2	(7)	-
	(812)	(854)	5
Share of results of joint ventures and associates	-	(10)
Profit before tax and fair value unwind	1,465	1,369	7
Fair value unwind	(43)	(43)
Profit before tax	1,422	1,326	7

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments:
UK business	886	830	7
European business	82	127	(35)
General Insurance	497	412	21
Profit before tax and fair value unwind	1,465	1,369	7

EEV new business margin	4.0%	3.5%
Life, Pensions and Investments sales (PVNBP)	10,662	10,828	(2)

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2011.

INSURANCE (continued)

Core	2011	20101	Change
	£m	£m	%

Net interest income	(77)	(47)	(64)
Other income	2,561	2,635	(3)
Effects of liability management, volatile items and asset sales	-	15
Total income	2,484	2,603	(5)
Insurance claims	(343)	(542)	37
Total income, net of insurance claims	2,141	2,061	4
Costs:
Operating expenses	(765)	(813)	6
Other costs2	(7)	-
	(772)	(813)	5
Share of results of joint ventures and associates	-	(10)
Profit before tax and fair value unwind	1,369	1,238	11
Fair value unwind	(43)	(43)
Profit before tax - core	1,326	1,195	11

Non-core	2011	20101	Change
	£m	£m	%

Net interest income	10	8	25
Other income	126	164	(23)
Effects of liability management, volatile items and asset sales	-	-
Total income	136	172	(21)
Costs:
Operating expenses	(40)	(41)	2
Other costs2	-	-
	(40)	(41)	2
Trading surplus	96	131	(27)
Impairment	-	-
Profit before tax and fair value unwind	96	131	(27)
Fair value unwind	-	-
Profit before tax - non-core	96	131	(27)

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs in 2011.

INSURANCE(continued)

Strategic Focus
Insurance is a relationship business focused on helping our customers to protect themselves today whilst preparing for a secure financial future.  Having renewed its strategic vision Insurance confirmed its objective to be the best Insurance business for customers.

Progress against strategic initiatives

Reshaping the business
In 2012, Insurance is being reshaped to run as one insurance business with a customer focused corporate and management structure.  By operating as one business and actively managing the combined capital, Insurance expects to leverage significant benefits from risk diversification which will give further competitive advantage.  Insurance continues to progress well with the implementation of Solvency II requirements.

The business continues to make good progress in improving the profitability of the customer focused product set.  In 2011, the Life, Pensions and Investments EEV new business margin improved to 4.0 per cent (from 3.5 per cent in 2010) and the focus on value over volume will continue as Insurance grows a business that is focused on developing long-term relationships with customers.  The General Insurance business also focuses on generating value with a targeted participation and underwriting strategy in attractive market segments and efficient and effective management of claims.  This value is demonstrated by a combined ratio of 69 per cent in 2011.

Capital management initiatives in 2011 have resulted in £2.3 billion mitigation of the potential impact of CRD lV.  This includes capital restructuring within the business that occurred in July 2011 which reduced the Group's estimated total core tier 1 impact of CRD lV by over £2 billion.  Since 1 January 2010, the mitigation of the potential impact of CRD lV is estimated to be £4.6 billion in total.

In 2011 LP&I (UK) built upon the successful sales force integration and proposition launch to deliver a number of further improvements to its operational capability and cost effectiveness.  These include in-sourcing life and pensions policies from a third party, the further consolidation of locations, delivery of new eCommerce capability for intermediaries and enhanced investment accounting capabilities through a single outsourced arrangement.

Within General Insurance significant improvements have been delivered in improving the customer experience through the delivery of combined claims and administration platforms.

Simplification
Insurance continues to focus on cost reduction with costs decreasing by 5 per cent in 2011.  Efficiencies have been achieved without compromising the quality of customer service and customer satisfaction ratings have remained robust across the division.

The Simplification programme will deliver further improvements through the provision of simpler systems and processes.

Investing in growth
There is a focus on growth across the Insurance business to support our multi-brand strategy and to deliver sustainable growth in key markets.

A Group Strategic Initiative is investing in building lasting relationships with our bancassurance customers through the introduction of new advice models, enhanced products and access to new direct channels.

INSURANCE(continued)

Selective participation in the important Intermediary and Direct channels will be supported by investment in new and enhanced product propositions and improved channels to market.

In General Insurance, the strategy is focused around protecting and growing home insurance business whilst seeking to expand its role in other markets.

Strong and enduring relationships with distributors are essential to the success of the business.  The business is working collaboratively with our colleagues across the Group to design and deliver value adding propositions aligned to channel customers' insurance needs.  In the intermediary channel, it continues to support Independent Financial Advisers (IFAs) in their preparation for the Retail Distribution Review (RDR).  Inevitably, as a result of RDR, some IFAs will choose to exit markets and therefore some customers will no longer receive advice from their IFAs.  The business is committed to providing a direct proposition to maintain a high quality of service to these customers.

Life, Pensions and Investments

UK Business

		2011	20101	Change
		£m	£m	%

	Net interest income	(62)	(48)	(29)
	Other income	1,458	1,408	4
	Total income	1,396	1,360	3
	Operating expenses	(510)	(530)	4
	Profit before tax and fair value unwind	886	830	7

	Profit before tax and fair value unwind by business unit
New business profit	- insurance business2	382	332	15
	- investment business2	(51)	(65)	22
	Total new business profit	331	267	24
	Existing business profit	539	611	(12)
	Experience and assumption changes	16	(48)
	Profit before tax and fair value unwind	886	830	7

	EEV new business margin (UK)	4.2%	3.7%
	Life, Pensions and Investments sales (PVNBP)	10,219	10,316	(1)

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2
As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained.  For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of income and expenses.  Consequently the recognition of profit from investment contracts is deferred relative to insurance contracts.

Life, Pensions and Investments (LP&I UK) delivered profit growth, before tax and fair value unwind, of £56 million, or 7 per cent.  In 2010 income was reduced by a non-recurring charge of £70 million in respect of the Group's decision to cease writing new payment protection insurance (PPI) business which, although a General Insurance product, impacted LP&I as a result of the life cover contained within PPI contracts.  Excluding this charge profit before tax and fair value unwind decreased by 2 per cent in 2011.

INSURANCE (continued)

Total new business profit increased by £64 million, or 24 per cent, to £331 million.  The increase is primarily attributable to strong sales of corporate pensions through the intermediary channel, the continued growth of our protection business in the bancassurance channel as we help more customers and address the sizeable protection gap that exists in the UK and reduction in lower margin business following the launch of the integrated bancassurance proposition in June 2010.

LP&I UK margin on an EEV basis increased to 4.2 per cent in 2011 from 3.7 per cent in 2010.  The improved margin reflects the strategic choices made in respect of product and channel propositions.  The Internal Rate of Return (IRR) on new business remains in excess of 16 per cent.

Existing business profit has decreased by £72 million, or 12 per cent, to £539 million.  The decrease predominantly reflects higher interest payments following capital restructuring initiatives, a reduction in the assumed rate of return, and lower levels of shareholder net assets following capital repatriation initiatives in 2010.

The net impact of experience variances and assumption changes has increased to a credit of £16 million in 2011 from a charge of £48 million in 2010.  The benefit mainly reflects the absence of the £70 million charge taken in 2010 from the Group's decision to cease writing new PPI business.

The capital position of the UK life insurance companies remains robust.  Following the legal entity reorganisation of the Insurance division in July 2011, there is now one insurance group reporting under the Insurance Groups Directive (IGD) with an estimated capital surplus of £3.7 billion.  This compares with £1.3 billion and £1.6 billion for the Scottish Widows and HBOS Insurance groups, respectively, at the end of 2010.

European business
Profit before tax decreased by £45 million, 35 per cent, to £82 million.  The reduction is driven largely by a non-recurring charge following clarification by the German regulator (BaFin) surrounding the deduction of tax and policy-holder distributions and experience and assumption charges.

The strategy is to secure value in the existing business, building on the relationship with its key distributor.

INSURANCE (continued)

New business
An analysis of the present value of new business premiums for business written by the Insurance division, split between the UK and European Life, Pensions and Investments Businesses is given below:

Present Value of New Business Premiums (PVNBP)

			2011			2010
Analysis by product	UK	Europe	Total	UK	Europe	Total	Change
	£m	£m	£m	£m	£m	£m	%

Protection	708	53	761	574	56	630	21
Payment protection	21	-	21	70	-	70	(70)
Savings and investments	1,133	246	1,379	1,617	315	1,932	(29)
Individual pensions	1,480	144	1,624	1,606	141	1,747	(7)
Corporate and other pensions	4,423	-	4,423	2,750	-	2,750	61
Retirement income	747	-	747	889	-	889	(16)
Managed fund business	116	-	116	177	-	177	(34)
Life and pensions	8,628	443	9,071	7,683	512	8,195	11
OEICs	1,591	-	1,591	2,633	-	2,633	(40)
Total	10,219	443	10,662	10,316	512	10,828	(2)

Analysis by channel
Intermediary	6,415	443	6,858	5,365	512	5,877	17
Bancassurance	3,216	-	3,216	4,432	-	4,432	(27)
Direct	588	-	588	519	-	519	13
Total	10,219	443	10,662	10,316	512	10,828	(2)

Total sales (PVNBP) have reduced by 2 per cent to £10,662 million.  New business margins have improved to 4.0 per cent in 2011 from 3.5 per cent in 2010.  This partly reflects the launch of the integrated bancassurance proposition in June 2010 which has resulted in a change in mix away from higher single premium savings products towards lower premium, higher margin, protection business.

Despite the reduction in sales total new business profit within LP&I UK increased by £64 million, or 24 per cent, to £331 million.

Sales (PVNBP), excluding OEICs have increased by 11 per cent, and although OEIC sales have decreased by 40 per cent the new business margin on these sales has increased, reflecting the focus on value over volume.

Within the intermediary channel the increase in sales of £981 million, or 17 per cent, mainly reflects strong sales of corporate pensions in LP&I UK.  The increase in sales has been achieved whilst maintaining the new business margin on corporate pension business.

In the bancassurance channel the reduction in sales reflects a change in mix away from savings products which generate a higher PVNBP towards protection business, which although more profitable, generates lower PVNBP.  Sales of savings products have been particularly affected by recent stock market turbulence and lower consumer confidence, particularly in the second half of the year.  Despite the reduction in PVNBP there was an increase in new business profit largely as a result of the increase in protection sales reflecting success in helping customers address their protection needs.  As previously communicated in the Group Strategic review the business will continue to focus on meeting the insurance and investment needs of the Group's existing customers.

INSURANCE (continued)

The direct channel, although relatively small at this time, is performing well and is being developed for future growth.  This channel will become even more important following the introduction of RDR.

Funds under management
The table below shows the funds of the Life, Pensions and Investment companies within the Insurance division.  These funds are predominantly managed within the Group by the Wealth and International division.

	2011	2010
	£bn	£bn

Opening funds under management	133.1	122.1

UK business
Premiums	10.1	11.2
Claims and surrenders	(14.6)	(14.9)
Net outflow of business	(4.5)	(3.7)
Investment return, expenses and commission	(0.2)	10.5
Other movements1	-	4.3
Net movement	(4.7)	11.1

European business
Net movement	(0.5)	0.4

Dividends and capital repatriation	(0.3)	(0.5)
Closing funds under management	127.6	133.1

Managed by the Group	103.4	109.3
Managed by third parties	24.2	23.8
Closing funds under management	127.6	133.1

1	Other movements in funds under management incorporates alignment changes and the inclusion of managed pension funds.

The net outflow of business is primarily a result of the move in sales away from savings products which generate large single premiums, caused in part by more difficult economic conditions for long-term savings and the run-off of the in-force book.

The key drivers of investment return are equity and gilt movements.  In the year UK equity markets fell 3 per cent and European markets fell 15 per cent while gilt markets increased by 16 per cent.  In 2010 both equities and gilts performed strongly, creating large investment gains.

INSURANCE (continued)

Maturity profile of in-force business
The table below shows the profile of the Value of In-Force (VIF) asset recognised on the IFRS balance sheet based on the date when the profit is expected to emerge.

	VIF	VIF emergence in years (%)
	Total £m	0-5	6-10	11-15	16-20	> 20
2011	5,247	37	24	16	10	13

2010	5,898	36	23	16	10	15

The total VIF has decreased from 2010 to 2011.  The increase in VIF from new business has been more than offset by a combination of the expected run-off in VIF on in-force business, the reduction in VIF from market volatility (particularly on equities) and the change in assumptions used in the calculation of the VIF over the year.

The profile of the emergence of VIF in future years show that almost 40 per cent of the VIF is expected to be released within 5 years, with nearly 80 per cent expected to be released within 15 years.

 General Insurance

	2011	20101	Change
	£m	£m	%

Home insurance	857	862	(1)
Payment protection insurance	125	253	(51)
Other	53	70	(24)
Net operating income	1,035	1,185	(13)
Claims paid on insurance contracts (net of reinsurance)	(343)	(542)	37
Operating income, net of claims	692	643	8
Operating expenses	(195)	(221)	12
Share of results of joint ventures and associates	-	(10)
Profit before tax and fair value unwind	497	412	21

Combined ratio	69%	79%

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).

Profit before tax and fair value unwind from General Insurance increased by 21 per cent to £497 million.  The increase was primarily due to improved PPI claims experience from the run off of this business line, the absence of severe weather related claims as experienced in 2010 and lower expenses.  As a result of these factors the combined ratio has improved to 69 per cent.

Total income for home insurance was broadly unchanged from 2010 at £857 million and reflects the maturity and competitiveness of the market.

Claims of £343 million were 37 per cent lower than in 2010, mainly due to improved claims experience as a result of the run off of the PPI business and lower unemployment claims and lower property claims following the freeze events that impacted January and December 2010.

Operating expenses decreased by £26 million, or 12 per cent, to £195 million primarily as a result of further delivery of integration savings and a continued focus on cost management.

GROUP OPERATIONS

	2011	20101	,2	Change
	£m	£m		%

Total income	42	(12)

Direct costs:
Information technology	(1,031)	(1,204)		14
Operations	(596)	(656)		9
Property	(909)	(966)		6
Sourcing	(56)	(58)		3
Support functions	(73)	(89)		18
	(2,665)	(2,973)		10
Result before recharges to divisions	(2,623)	(2,985)		12
Total net recharges to divisions	2,567	2,930		(12)
Share of results of joint ventures and associates	-	3
Loss before tax	(56)	(52)		(8)

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2
2010 comparative figures have also been amended to reflect the centralisation of operations across the Group as part of the integration programme.  To ensure a fair comparison of 2011 performance, 2010 direct costs have been changed with an equivalent offsetting adjustment in recharges to divisions.

Strategy
Group Operations aim is to be a world class operations business whilst ensuring value through cost and process efficiency.  This will be achieved by providing excellent technology and effective process to support the businesses; driving simplification, automation and continuous improvement; developing world class operations, leadership and capability; and maintaining strong controls to protect the Group.

The success of the Integration programme in delivering a platform and single set of processes now enables the Group to commence its Simplification programme as part of the Group Strategic transformational journey.  The Simplification programme is well underway and is now targeting cost savings of £1.7 billion in 2014 as well as improving service and the customer experience.  Group Operations will play a major part in the whole programme but particularly through sourcing, end to end processes, and property initiatives.

Sourcing: we will optimise our demand management, simplify specifications and further strengthen our supplier relationships, reducing the number of suppliers to the Group from around 18,000 to under 10,000, and further focus on a core group of lead suppliers to achieve approximately a 15 per cent saving on addressable spend.

End to end processes: we will conduct an end-to-end redesign of our processes, which will include significant process automation, simplifying processes for our staff, increasing accuracy, and reducing complaints.  This will result in more time to serve customers, generate sales, and create an improved customer experience.

Property: we will further consolidate the Group's property portfolio, enabled by the delivery of process and efficiency savings from the Simplification programme.

Group Operations will also play a key role in delivering the technical expertise and support for the other Group Strategic initiatives.

GROUP OPERATIONS (continued)

Financial performance
2011 direct costs decreased by £308 million, or 10 per cent, to £2,665 million reflecting the continued focus on cost management and the delivery of integration synergy savings and Simplification benefits.

Information Technology costs decreased by 14 per cent, with integration savings offsetting inflationary rises.

Operations costs decreased by 9 per cent, through the continuing rationalisation of our major Operations functions.  Operations includes Banking Operations, Collections and Recoveries, and Payments and Business Services

Group Property costs decreased by 6 per cent, with the continuing consolidation of the heritage property portfolios delivering further integration benefits.

Sourcing includes the cost of running the department and certain centrally managed contracts.  Costs have decreased by 3 per cent and Sourcing has also played a major part in helping to deliver Group-wide sourcing synergies.

Support functions (includes Group Security & Fraud and Group Change Management) costs decreased by 18 per cent through the delivery of integration synergy savings and Simplification benefits.

CENTRAL ITEMS

	2011	20101
	£m	£m

Net interest income	585	571
Other income	(49)	(73)
Effects of liability management, volatile items and asset sales	1,293	150
Total income	1,829	648
Operating expenses and other costs2	(259)	(107)
Trading surplus	1,570	541
Impairment	(3)	-
Share of results of joint ventures and associates	(1)	2
Profit before tax and fair value unwind	1,566	543
Fair value unwind	(1,274)	(1,446)
Profit (loss) before tax	292	(903)

1	Incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).
2	Other costs include FSCS costs and UK bank levy in 2011.

Central items include income and expenditure not recharged to the divisions, including the costs of certain central and head office functions and the financial impact of banking volatility taken centrally.

Total income increased by £1,181 million to £1,829 million primarily due to a £1,143 million increase in volatility and liability management effects.  These included a £872 million increase in liability management gains.  In addition, there was a £615 million reduction in the mark-to-market losses arising from the equity conversion feature of the Group's Enhanced Capital Notes, partly offset by a £344 million adverse movement on banking volatility, which is attributed to ineffectiveness in hedge accounting relationships and banking book derivatives not mitigated through hedge accounting.

Liability management gains arose on transactions undertaken as part of the Group's management of capital, largely the exchange of certain debt securities for other debt instruments or, for 2010 only, ordinary shares.  These transactions resulted in a gain of £1,295 million in 2011, which comprises £696 million recognised in statutory net interest income, reflecting a reduction in the carrying value of certain debt securities as a result of changes in expected cash flows, and £599 million recognised in statutory other income relating to the exchange of existing securities into new securities.  The gain in 2010 (£423 million) was recognised in statutory other income.

In 2011, volatile items comprised changes in fair valuation of the equity conversion feature of the Group's Enhanced Capital Notes of £(5) million (2010: £(620) million) and banking volatility of £3 million (2010: £347 million).  There were no asset sales in either 2011 or 2010 taken in Central items.

Operating expenses and other costs increased by £152 million to £259 million primarily due to Financial Services Compensation Scheme costs of £161 million (Group total: £179 million) and bank levy costs of £189 million, £55 million of which has been attributed to non-core, partly offset by lower pension costs held centrally.

Fair value unwind decreased by £172 million to a charge of £1,274 million primarily due to deal maturities leading to reduced amortisation.

CORE AND NON-CORE BUSINESS

2011	Income, net of insurance claims	Impairment charge	Loans and advances to customers1	Risk- weighted assets	Customer deposits1
	£m	£m	£bn	£bn	£bn

Core portfolios
Retail	8,922	1,796	325.1	92.6	247.1
Wholesale	3,559	741	93.3	104.7	88.6
Commercial	1,674	296	27.4	23.8	31.8
Wealth and International	1,369	51	7.9	9.8	40.7
Insurance	2,141	-	-	-	-
Group Operations & Central items	1,871	3	0.1	12.6	1.3
	19,536	2,887	453.8	243.5	409.5
Non-core portfolios
Retail	272	174	27.7	10.6	-
Wholesale	500	2,160	46.8	59.1	2.8
Commercial	23	7	1.4	1.6	0.3
Wealth and International	656	4,559	35.9	37.5	1.3
Insurance	136	-	-	-	-
	1,587	6,900	111.8	108.8	4.4
Total Group	21,123	9,787	565.6	352.3	413.9

	%	%	%	%	%
Core portfolios	92	30	80	69	99
Non-core portfolios	8	70	20	31	1

2010	Income, net of insurance claims	Impairment charge	Loans and advances to customers1	Risk- weighted assets	Customer deposits1
	£m	£m	£bn	£bn	£bn
Core portfolios
Retail	9,695	2,629	333.7	98.0	235.6
Wholesale	4,793	576	88.5	112.3	89.0
Commercial	1,543	381	26.6	24.5	31.0
Wealth and International	1,295	26	8.1	12.0	31.6
Insurance	2,061	–	–	–	–
Group Operations & Central items	636	–	0.4	15.7	0.9
	20,023	3,612	457.3	262.5	388.1
Non-core portfolios
Retail	560	118	30.0	11.3	–
Wholesale	1,733	3,488	56.1	83.8	4.0
Commercial	41	1	2.0	2.1	0.3
Wealth and International	915	5,962	47.2	46.7	1.2
Insurance	172	–	–	–	–
	3,421	9,569	135.3	143.9	5.5
Total Group	23,444	13,181	592.6	406.4	393.6

	%	%	%	%	%
Core portfolios	85	27	77	65	99
Non-core portfolios	15	73	23	35	1

1	Includes reverse repos and repos
CORE BUSINESS

Core	2011	2010	Change
	£ million	£ million	%

Net interest income	10,916	11,745	(7)
Other income	8,360	8,769	(5)
Effects of liability management, volatile items and asset sales	603	51
Total income	19,879	20,565	(3)
Insurance claims	(343)	(542)	37
Total income, net of insurance claims	19,536	20,023	(2)
Costs:
Operating expenses	(9,369)	(9,838)	5
Other costs	(313)	(46)
	(9,682)	(9,884)	2
Trading surplus	9,854	10,139	(3)
Impairment	(2,887)	(3,612)	20
Share of results of joint ventures and associates	10	14	(29)
Profit before tax and fair value unwind	6,977	6,541	7
Fair value unwind	(628)	(389)	(61)
Profit before tax - core	6,349	6,152	3

Banking net interest margin	2.42%	2.48%
Impairment as a % of average advances	0.64%	0.75%

Key balance sheet items	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers (excluding reverse repos)	437.0	454.2	(4)
Reverse repos	16.8	3.1
Loans and advances to banks	32.0	29.9	7
Debt securities held as loans and receivables	0.2	0.3	(33)
Available-for-sale financial assets	27.9	20.9	33
Other assets:
Derivative financial instruments	66.0	50.7	30
Trading and other financial assets at fair value through profit and loss	138.8	154.6	(10)
Other	111.1	84.2	32
	315.9	289.5	9
Total core assets	829.8	797.9	4

Risk-weighted assets	243.5	262.5	(7)
Customer deposits (excluding repos)	401.5	377.0	6
Repos	8.0	11.1	(28)

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT - CORE

2011	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,246	1,566	1,229	367	(77)	585	10,916
Other income	1,628	2,731	445	1,002	2,561	(7)	8,360
Effects of liability management, volatile items and asset sales	48	(738)	-	-	-	1,293	603
Total income	8,922	3,559	1,674	1,369	2,484	1,871	19,879
Insurance claims	-	-	-	-	(343)	-	(343)
Total income, net of insurance claims	8,922	3,559	1,674	1,369	2,141	1,871	19,536
Operating expenses	(4,432)	(2,107)	(942)	(1,116)	(765)	(7)	(9,369)
Other costs	-	-	-	(11)	(7)	(295)	(313)
Trading surplus	4,490	1,452	732	242	1,369	1,569	9,854
Impairment	(1,796)	(741)	(296)	(51)	-	(3)	(2,887)
Share of results of joint ventures and associates	10	-	-	1	-	(1)	10
Profit before tax and fair value unwind	2,704	711	436	192	1,369	1,565	6,977
Fair value unwind	657	(29)	53	8	(43)	(1,274)	(628)
Profit before tax - core	3,361	682	489	200	1,326	291	6,349

Banking net interest margin	2.20%	1.80%	4.37%	4.16%			2.42%
Impairment as a % of average advances	0.54%	0.89%	1.09%	0.63%			0.64%

Key balance sheet and other items	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to customers excl reverse repos	325.1	76.5	27.4	7.9		0.1	437.0
Customer deposits excluding repos	247.1	81.5	31.8	40.7		0.4	401.5
Risk-weighted assets	92.6	104.7	23.8	9.8		12.6	243.5

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT - CORE (continued)

2010	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,112	1,777	1,088	305	(47)	510	11,745
Other income	1,583	3,130	455	990	2,635	(24)	8,769
Effects of liability management, volatile items and asset sales	-	(114)	-	-	15	150	51
Total income	9,695	4,793	1,543	1,295	2,603	636	20,565
Insurance claims	-	-	-	-	(542)	-	(542)
Total income, net of insurance claims	9,695	4,793	1,543	1,295	2,061	636	20,023
Operating expenses	(4,591)	(2,191)	(984)	(1,109)	(813)	(150)	(9,838)
Other costs	(46)	-	-	-	-	-	(46)
Trading surplus	5,058	2,602	559	186	1,248	486	10,139
Impairment	(2,629)	(576)	(381)	(26)	-	-	(3,612)
Share of results of joint ventures and associates	17	2	-	-	(10)	5	14
Profit before tax and fair value unwind	2,446	2,028	178	160	1,238	491	6,541
Fair value unwind	965	24	81	30	(43)	(1,446)	(389)
Profit before tax - core	3,411	2,052	259	190	1,195	(955)	6,152

Banking net interest margin	2.37%	1.59%	3.86%	3.31%			2.48%
Impairment as a % of average advances	0.77%	0.57%	1.34%	0.31%			0.75%

Key balance sheet and other items	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to customers excl reverse repos	333.7	85.4	26.6	8.1		0.4	454.2
Customer deposits excluding repos	235.6	78.8	31.0	31.6		-	377.0
Risk-weighted assets	98.0	112.3	24.5	12.0		15.7	262.5

NON-CORE BUSINESS

Non-core	2011	2010	Change
	£ million	£ million	%

Net interest income	1,317	2,398	(45)
Other income	947	1,167	(19)
Effects of liability management, volatile items and asset sales	(677)	(144)
Total income	1,587	3,421	(54)
Insurance claims	-	-
Total income, net of insurance claims	1,587	3,421	(54)
Costs:
Operating expenses	(884)	(1,044)	15
Other costs	(55)	(150)
	(939)	(1,194)	21
Trading surplus	648	2,227	(71)
Impairment	(6,900)	(9,569)	28
Share of results of joint ventures and associates	17	(105)
(Loss) before tax and fair value unwind	(6,235)	(7,447)	16
Fair value unwind	2,571	3,507	(27)
(Loss) before tax - non-core	(3,664)	(3,940)	7

Banking net interest margin	1.01%	1.46%
Impairment as a % of average advances	4.60%	5.56%

Key balance sheet items

	As at 31 Dec 2011	As at 31 Dec 2010	Change
	£bn	£bn	%

Loans and advances to customers	111.8	135.3	(17)
Loans and advances to banks	0.6	0.4	50
Debt securities held as loans and receivables	12.3	25.4	(52)
Available-for-sale financial assets	9.5	22.1	(57)
Other	6.5	10.5	(38)
Total non-core assets	140.7	193.7	(27)

Risk-weighted assets	108.8	143.9	(24)
Customer deposits (excluding repos)	4.4	5.5	(20)

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT - NON-CORE

2011	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	251	573	22	461	10	-	1,317
Other income	21	604	1	195	126	-	947
Effects of liability management, volatile items and asset sales	-	(677)	-	-	-	-	(677)
Total income	272	500	23	656	136	-	1,587
Insurance claims	-	-	-	-	-	-	-
Total income, net of insurance claims	272	500	23	656	136	-	1,587
Costs:
Operating expenses	(6)	(411)	(6)	(421)	(40)	-	(884)
Other costs	-	-	-	-	-	(55)	(55)
	(6)	(411)	(6)	(421)	(40)	(55)	(939)
Trading surplus	266	89	17	235	96	(55)	648
Impairment	(174)	(2,160)	(7)	(4,559)	-	-	(6,900)
Share of results of joint ventures and associates	1	14	-	2	-	-	17
Profit before tax and fair value unwind	93	(2,057)	10	(4,322)	96	(55)	(6,235)
Fair value unwind	182	2,203	-	186	-	-	2,571
Profit before tax - non-core	275	146	10	(4,136)	96	(55)	(3,664)

Banking net interest margin	0.83%	1.28%	1.40%	0.80%			1.01%
Impairment as a % of average advances	0.59%	3.35%	0.41%	8.39%			4.60%

Key balance sheet and other items	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to customers excl reverse repos	27.7	46.8	1.4	35.9			111.8
Customer deposits excluding repos		2.8	0.3	1.3			4.4
Total non-core assets	27.7	73.3	1.4	37.7	0.6	-	140.7
Risk-weighted assets	10.6	59.1	1.6	37.5			108.8

COMBINED BUSINESS CONSOLIDATED INCOME STATEMENT - NON-CORE (continued)

2010	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	536	1,070	39	745	8	-	2,398
Other income	24	844	2	133	164	-	1,167
Effects of liability management, volatile items and asset sales	-	(181)	-	37	-	-	(144)
Total income	560	1,733	41	915	172	-	3,421
Insurance claims	-	-	-	-	-	-	-
Total income, net of insurance claims	560	1,733	41	915	172	-	3,421
Costs:
Operating expenses	(7)	(561)	(8)	(427)	(41)	-	(1,044)
Other costs	-	(150)	-	-	-	-	(150)
	(7)	(711)	(8)	(427)	(41)	-	(1,194)
Trading surplus	553	1,022	33	488	131	-	2,227
Impairment	(118)	(3,488)	(1)	(5,962)	-	-	(9,569)
Share of results of joint ventures and associates	-	(97)	-	(8)	-	-	(105)
Profit before tax and fair value unwind	435	(2,563)	32	(5,482)	131	-	(7,447)
Fair value unwind	140	3,025	-	342	-	-	3,507
Profit before tax - non-core	575	462	32	(5,140)	131	-	(3,940)

Banking net interest margin	1.64%	1.60%	1.97%	1.18%			1.46%
Impairment as a % of average advances	0.37%	4.37%	0.05%	10.15%			5.56%

Key balance sheet and other items	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to customers excl reverse repos	30.0	56.1	2.0	47.2			135.3
Customer deposits excluding repos	-	4.0	0.3	1.2			5.5
Total non-core assets	30.0	109.7	2.0	49.1	0.7	2.2	193.7
Risk-weighted assets	11.3	83.8	2.1	46.7			143.9

QUARTERLY INFORMATION - GROUP

Group	Year ended 31 Dec 2011	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million	£ million

Net interest income	12,233	2,816	3,051	3,063	3,303
Other income	9,307	2,344	1,963	2,540	2,460
Effects of liability management, volatile items and asset sales	(74)	768	148	(146)	(844)
Total income	21,466	5,928	5,162	5,457	4,919
Insurance claims	(343)	(58)	(87)	(84)	(114)
Total income, net of insurance claims	21,123	5,870	5,075	5,373	4,805
Costs:
Operating expenses	(10,253)	(2,408)	(2,562)	(2,564)	(2,719)
Other costs1	(368)	(304)	(15)	(17)	(32)
	(10,621)	(2,712)	(2,577)	(2,581)	(2,751)
Trading surplus	10,502	3,158	2,498	2,792	2,054
Impairment	(9,787)	(2,409)	(1,956)	(2,814)	(2,608)
Share of results of joint ventures and associates	27	10	5	3	9
Profit (loss) before tax and fair value unwind	742	759	547	(19)	(545)
Fair value unwind	1,943	178	97	839	829
Profit before tax	2,685	937	644	820	284

Banking net interest margin	2.07%	1.97%	2.05%	2.09%	2.16%
Impairment as a % of average advances	1.62%	1.63%	1.30%	1.84%	1.70%

Group	Year ended 31 Dec 2010	Quarter ended 31 Dec 2010	Quarter ended 30 Sept 2010	Quarter ended 30 June 2010	Quarter ended 31 March 2010
	£ million	£ million	£ million	£ million	£ million

Net interest income	14,143	3,719	3,444	3,473	3,507
Other income	9,936	2,333	2,847	2,307	2,449
Effects of liability management, volatile items and asset sales	(93)	(450)	(649)	908	98
Total income	23,986	5,602	5,642	6,688	6,054
Insurance claims	(542)	(165)	(116)	(107)	(154)
Total income, net of insurance claims	23,444	5,437	5,526	6,581	5,900
Costs:
Operating expenses	(10,882)	(2,775)	(2,695)	(2,689)	(2,723)
Other costs1	(196)	(12)	(11)	(162)	(11)
	(11,078)	(2,787)	(2,706)	(2,851)	(2,734)
Trading surplus	12,366	2,650	2,820	3,730	3,166
Impairment	(13,181)	(3,755)	(2,872)	(4,139)	(2,415)
Share of results of joint ventures and associates	(91)	12	(41)	(33)	(29)
Profit (loss) before tax and fair value unwind	(906)	(1,093)	(93)	(442)	722
Fair value unwind	3,118	817	978	941	382
Profit (loss) before tax	2,212	(276)	885	499	1,104

Banking net interest margin	2.21%	2.23%	2.20%	2.20%	2.21%
Impairment as a % of average advances	2.01%	2.21%	1.77%	2.49%	1.50%

1	Other costs include FSCS costs and UK bank levy in 2011, and FSCS costs and impairment of tangible fixed assets in 2010.

QUARTERLY INFORMATION - CORE BUSINESS

Core	Year ended 31 Dec 2011	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million	£ million

Net interest income	10,916	2,609	2,760	2,688	2,859
Other income	8,360	2,108	1,823	2,224	2,205
Effects of liability management, volatile items and asset sales	603	758	167	144	(466)
Total income	19,879	5,475	4,750	5,056	4,598
Insurance claims	(343)	(58)	(87)	(84)	(114)
Total income, net of insurance claims	19,536	5,417	4,663	4,972	4,484
Costs:
Operating expenses	(9,369)	(2,207)	(2,351)	(2,324)	(2,487)
Other costs1	(313)	(249)	(15)	(17)	(32)
	(9,682)	(2,456)	(2,366)	(2,341)	(2,519)
Trading surplus	9,854	2,961	2,297	2,631	1,965
Impairment	(2,887)	(640)	(611)	(907)	(729)
Share of results of joint ventures and associates	10	-	7	-	3
Profit before tax and fair value unwind	6,977	2,321	1,693	1,724	1,239
Fair value unwind	(628)	(347)	(184)	(64)	(33)
Profit before tax - core combined businesses	6,349	1,974	1,509	1,660	1,206

Banking net interest margin	2.42%	2.34%	2.47%	2.39%	2.47%
Impairment as a % of average advances	0.64%	0.56%	0.55%	0.80%	0.64%
Core	Year ended 31 Dec 2010	Quarter ended 31 Dec 2010	Quarter ended 30 Sept 2010	Quarter ended 30 June 2010	Quarter ended 31 March 2010
	£ million	£ million	£ million	£ million	£ million

Net interest income	11,745	2,992	2,925	2,937	2,891
Other income	8,769	2,002	2,480	2,137	2,150
Effects of liability management, volatile items and asset sales	51	(367)	(444)	875	(13)
Total income	20,565	4,627	4,961	5,949	5,028
Insurance claims	(542)	(165)	(116)	(107)	(154)
Total income, net of insurance claims	20,023	4,462	4,845	5,842	4,874
Costs:
Operating expenses	(9,838)	(2,522)	(2,431)	(2,429)	(2,456)
Other costs1	(46)	(12)	(11)	(12)	(11)
	(9,884)	(2,534)	(2,442)	(2,441)	(2,467)
Trading surplus	10,139	1,928	2,403	3,401	2,407
Impairment	(3,612)	(1,149)	(810)	(814)	(839)
Share of results of joint ventures and associates	14	8	4	7	(5)
Profit before tax and fair value unwind	6,541	787	1,597	2,594	1,563
Fair value unwind	(389)	(72)	4	(192)	(129)
Profit before tax - core combined businesses	6,152	715	1,601	2,402	1,434

Banking net interest margin	2.48%	2.50%	2.49%	2.45%	2.47%
Impairment as a % of average advances	0.75%	0.96%	0.67%	0.67%	0.73%

1	Other costs include FSCS and UK bank levy in 2011, and FSCS costs in 2010.

QUARTERLY INFORMATION - NON-CORE BUSINESS

	Year ended 31 Dec 2011	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
Non-core	£ million	£ million	£ million	£ million	£ million

Net interest income	1,317	207	291	375	444
Other income	947	236	140	316	255
Effects of liability management, volatile items and asset sales	(677)	10	(19)	(290)	(378)
Total income	1,587	453	412	401	321
Insurance claims	-	-	-	-	-
Total income, net of insurance claims	1,587	453	412	401	321
Operating expenses	(884)	(201)	(211)	(240)	(232)
Other costs1	(55)	(55)	-	-	-
Total costs	(939)	(256)	(211)	(240)	(232)
Trading surplus	648	197	201	161	89
Impairment	(6,900)	(1,769)	(1,345)	(1,907)	(1,879)
Share of results of joint ventures and associates	17	10	(2)	3	6
Loss before tax and fair value unwind	(6,235)	(1,562)	(1,146)	(1,743)	(1,784)
Fair value unwind	2,571	525	281	903	862
Loss before tax - non-core combined businesses	(3,664)	(1,037)	(865)	(840)	(922)

Banking net interest margin	1.01%	0.75%	0.87%	1.16%	1.24%
Impairment as a % of average advances	4.60%	5.01%	3.64%	4.93%	4.82%
	Year ended 31 Dec 2010	Quarter ended 31 Dec 2010	Quarter ended 30 Sept 2010	Quarter ended 30 June 2010	Quarter ended 31 March 2010
Non-core	£ million	£ million	£ million	£ million	£ million

Net interest income	2,398	727	519	536	616
Other income	1,167	331	367	170	299
Effects of liability management, volatile items and asset sales	(144)	(83)	(205)	33	111
Total income	3,421	975	681	739	1,026
Insurance claims	-	-	-	-	-
Total income, net of insurance claims	3,421	975	681	739	1,026
Operating expenses	(1,044)	(253)	(264)	(260)	(267)
Other costs1	(150)	-	-	(150)	-
Total costs	(1,194)	(253)	(264)	(410)	(267)
Trading surplus	2,227	722	417	329	759
Impairment	(9,569)	(2,606)	(2,062)	(3,325)	(1,576)
Share of results of joint ventures and associates	(105)	4	(45)	(40)	(24)
Loss before tax and fair value unwind	(7,447)	(1,880)	(1,690)	(3,036)	(841)
Fair value unwind	3,507	889	974	1,133	511
Loss before tax - non-core combined businesses	(3,940)	(991)	(716)	(1,903)	(330)

Banking net interest margin	1.46%	1.47%	1.39%	1.48%	1.50%
Impairment as a % of average advances	5.56%	5.93%	4.89%	7.93%	3.56%

1	Other costs include UK bank levy in 2011, and impairment of tangible fixed assets in 2010.

ADDITIONAL INFORMATION ON A COMBINED BUSINESSES BASIS

1.       Basis of preparation of combined businesses information

Comparisons of results on a statutory basis are of limited benefit due to a number of factors.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

• In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

- the amortisation of purchased intangible assets has been excluded; and

- the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

•    In order to better present the business performance the effects of liability management, volatile items and asset sales are shown on a separate line in the combined businesses income statement and 'underlying income' is total income less these effects.  The following items, not related to acquisition accounting, have also been excluded:

- integration, simplification and EC mandated retail business disposal costs;

- volatility arising in insurance businesses;

- insurance gross up;

- the provision in relation to German insurance business litigation;

- the payment protection insurance provision;

- the customer goodwill payments provision;

- curtailment gains and losses in respect of the Group's defined benefit pension schemes; and

- the loss on disposal of businesses in 2010.

1.       Basis of preparation of combined businesses information (continued)

The tables below set out a reconciliation from the published statutory results to the combined businesses results:

		Removal of:
2011	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	12,698	(820)	(19)	(336)	-	710	12,233
Other income	14,114	894	857	(5,530)	-	(1,028)	9,307
Effects of liability management, volatile items and asset sales		(74)	-	-	-	-	(74)
Total income	26,812	-	838	(5,866)	-	(318)	21,466
Insurance claims	(6,041)	-	-	5,698	-	-	(343)
Total income, net of insurance claims	20,771	-	838	(168)	-	(318)	21,123
Operating expenses3	(16,250)	2,014	-	168	3,375	72	(10,621)
Trading surplus (deficit)	4,521	2,014	838	-	3,375	(246)	10,502
Impairment	(8,094)	-	-	-	-	(1,693)	(9,787)
Share of results of joint ventures and associates	31	-	-	-	-	(4)	27
Fair value unwind		-	-	-	-	1,943	1,943
(Loss) profit before tax	(3,542)	2,014	838	-	3,375	-	2,685

1
Comprises the effects of liability management (gain of £1,295 million), volatile items (loss of £720 million) and asset sales (loss of £649 million) and integration and simplification costs related to severance, IT and business costs of implementation (£1,282 million), EC mandated retail business disposal costs (£170 million), the amortisation of purchased intangibles (£562 million).

2	Comprises the payment protection insurance provision (£3,200 million) and the provision in relation to German insurance business litigation (£175 million).
3	In the combined businesses this total is described as operating expenses and other costs. See note 2 on page 14.

1.       Basis of preparation of combined businesses information (continued)

		Removal of:
2010	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Customer goodwill payments provision and loss on disposal of businesses	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	12,546	321	26	949	-	301	14,143
Other income	31,498	(228)	(332)	(19,739)	-	(1,263)	9,936
Effects of liability management, volatile items and asset sales		(93)	-	-	-	-	(93)
Total income	44,044	-	(306)	(18,790)	-	(962)	23,986
Insurance claims	(19,088)	-	-	18,544	-	2	(542)
Total income, net of insurance claims	24,956	-	(306)	(246)	-	(960)	23,444
Operating expenses2	(13,270)	1,372	-	246	500	74	(11,078)
Trading surplus (deficit)	11,686	1,372	(306)	-	500	(886)	12,366
Impairment	(10,952)	-	-	-	-	(2,229)	(13,181)
Share of results of joint ventures and associates	(88)	-	-	-	-	(3)	(91)
Loss on disposal of businesses	(365)	-	-	-	365	-	-
Fair value unwind		-	-	-	-	3,118	3,118
Profit (loss) before tax	281	1,372	(306)	-	865	-	2,212

1
Comprises the effects of liability management (gain of £423 million), volatile items (loss of £315 million) and asset sales (loss of £201 million) and. the pension curtailment gain (£910 million), integration costs (£1,653 million), the amortisation of purchased intangibles (£629 million).

2	In the combined businesses this total is described as operating expenses and other costs. See note 2 on page 14.

2.       Banking net interest margin

	2011	2010

Banking net interest margin
Banking net interest income	£12,094m	£13,839m

Average interest-earning banking assets	£585,386m	£625,854m
Average interest-bearing banking liabilities	£363,967m	£341,169m

Banking net interest margin	2.07%	2.21%
Banking asset margin	1.46%	1.71%
Banking liability margin	0.98%	0.92%

Core
Banking net interest margin	2.42%	2.48%
Banking net interest income	£10,612m	£11,428m

Non-core
Banking net interest margin	1.01%	1.46%
Banking net interest income	£1,482m	£2,411m

Banking net interest income is analysed for asset and liability margins based on interest earned and paid on average assets and average liabilities respectively, adjusted for Funds Transfer Pricing, which prices intra-group funding and liquidity.  Centrally held wholesale funding costs and related items are included in the Group banking asset margin.

Average interest-earning banking assets, which are calculated gross of related impairment allowances, and average interest-bearing banking liabilities relate solely to customer and product balances in the banking businesses on which interest is earned or paid.  Funding and capital balances including debt securities in issue, subordinated debt, repos and shareholders' equity are excluded from the calculation of average interest-bearing banking liabilities.  However, the cost of funding these balances allocated to the banking businesses is included in banking net interest income.

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	2011	2010
	£m	£m

Banking net interest income - combined businesses	12,094	13,839
Insurance division	(67)	(39)
Other net interest income (including trading activity)	206	343
Group net interest income - combined businesses	12,233	14,143

Fair value unwind	(710)	(301)
Banking volatility and liability management gains	820	(321)
Insurance gross up	336	(949)
Volatility arising in insurance businesses	19	(26)
Group net interest income - statutory	12,698	12,546

3. Liability management gains

Liability management gains arose on transactions undertaken in both 2010 and 2011.  As a result of transactions in 2011 the Group has recognised gains of £1,295 million (2010: gain of £423 million).  In December 2011, the Group carried out an exercise allowing the holders of certain Lloyds TSB Bank and HBOS securities to exchange their securities (Exchange Securities) for other securities issued by Lloyds TSB Bank.

The gain relating to the 2011 transaction consists of £599 million recognised in other operating income relating to the extinguishment of the existing liability in respect of the Exchange Securities for which new securities were issued and £570 million recognised in net interest income, principally relating to the change in carrying value, arising as a result of a change in the estimated maturities of the remaining Exchange Securities.  The gain recognised in net interest income will reverse as the securities accrete to par over the remaining life.

In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism (ACSM) on their contractual terms.  This change in expected cashflows resulted in a gain of £126 million in net interest income from the recalculation of the carrying value of these securities.

4.      Integration costs and benefits

The Group has successfully achieved the integration programme target of delivering run-rate cost synergies and other operating efficiencies of £2 billion per annum from the programme by the end of 2011.

The sustainable run-rate synergies achieved as at 31 December 2011 totalled £2,054 million, excluding a number of one-off savings.  The table below analyses the run-rate synergies as at 31 December 2011 by division.

	2011
	Synergy run-rate as at 31 December 2011	Allocation of Group Operations run-rate to divisions	Run-rate by market facing division
	£m	£m	£m

Retail	346	454	800
Wholesale and Commercial	324	270	594
Wealth and International	273	31	304
Insurance	204	59	263
Group Operations	857	(857)	-
Central items	50	43	93
Total	2,054	-	2,054

Cost synergies have been delivered through the integration of HBOS operations, processes and IT systems.  These synergies have arisen through procurement; property with 83 head office sites vacated; IT cost savings and job reductions.

Integration costs of £1,097 million were incurred in the year and have been excluded from the combined businesses results.  This brings the total integration costs since the HBOS acquisition to £3,846 million.

4.      Integration costs and benefits (continued)

Migrating our business systems to a single platform
2011 saw the single biggest event of the Integration programme with the successful migration of our core business systems to a single IT platform.  The Group has moved 30 million customer accounts and transferred 35 billion pieces of data between systems successfully.  This has been the largest ever financial services IT Integration, and at its peak it involved many thousands of colleagues across the organisation.

There were three major components to the system migrations:

•     The Lloyds TSB Branch Counter System (ICS) was introduced to all Halifax and Bank of Scotland branches and 3,800 HBOS Automated Teller Machines (ATMs) and 667 Intelligent Deposit Machines (IDMs) were moved across to the Lloyds Banking Group IT network

• The market leading Mortgage Sales Platform, already in use in Halifax and Bank of Scotland branches, was successfully rolled out to 800 Lloyds TSB mortgage advisors in England and Wales

•     In September 2011 30 million HBOS current accounts and savings accounts and Commercial and UK Private Banking accounts, were migrated onto the Lloyds Banking Group IT system.  This customer data migration was successfully achieved after five proving cycles, 11 dress rehearsals including two full trial account migrations, over 250,000 business tests and 27,000 colleagues trained totalling 1.5 million hours

The vast majority of integration activity is now complete, with a handful of peripheral migrations to be completed in 2012.

5.       Simplification costs and benefits

The successful delivery of the Integration programme has provided a platform and single set of processes that now enables the Group to commence its next transformational journey.  A core element of this transformational agenda is the Simplification programme.  The programme is structured around four key initiatives:

• Operations & Processes - getting our processes right end-to-end, with the right IT in the right places.

• Sourcing - better understanding what we need across the Group and getting the right deals from our suppliers.

• Organisation - focusing on how the Group is structured and the way we work.

• Channels and Products - simplifying our products whilst continuing to improve and innovate our channels.

The programme is well underway having achieved £178 million of Simplification and other cost savings in 2011, equivalent to an annual run-rate saving of £242 million.  The programme is now targeting £1.7 billion of savings in 2014, an increase of £0.2 billion over previous guidance.

Simplification costs of £185 million were incurred in the year and have been excluded from the combined businesses results.

6.      Impairment charge

	2011	2010
	£m	£m
Retail:
Secured	463	292
Unsecured	1,507	2,455
Total Retail	1,970	2,747
Wholesale	2,828	3,855
Commercial	313	371
Wealth and International	4,601	5,985
Total impairment losses on loans and advances to customers	9,712	12,958
Loans and advances to banks	-	(13)
Debt securities classified as loans and receivables	49	57
Available-for-sale financial assets	81	115
Other credit risk provisions	(55)	64
Total impairment charge	9,787	13,181

Charge for impairment losses on loans and advances to customers as % of average lending:
Retail:
Secured	0.14%	0.09%
Unsecured	5.65%	8.11%
Total Retail	0.54%	0.74%
Wholesale	1.95%	2.23%
Commercial	1.06%	1.24%
Wealth and International	7.37%	8.90%
Total	1.62%	2.01%

Impairment charge
Core	2,887	3,612
Non-core	6,900	9,569
Total impairment charge	9,787	13,181

Charge for impairment losses on loans and advances to customers as % of average lending:
Core	0.64%	0.75%
Non-core	4.60%	5.56%
Total	1.62%	2.01%

7.      Volatility arising in insurance businesses

The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In 2011 the Group's statutory result before tax included negative insurance and policyholder interests volatility totalling £838 million compared to positive volatility of £306 million in 2010.

Volatility comprises the following:

	2011	2010
	£m	£m

Insurance volatility	(557)	100
Policyholder interests volatility1	(283)	216
Total volatility	(840)	316
Insurance hedging arrangements	2	(10)
Total	(838)	306

1	Includes volatility relating to the Group's interest in St James's Place.

Insurance volatility
The Group's insurance business has liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2012	2011	2010
	%	%	%

Gilt yields (gross)	2.48	3.99	4.45
Equity returns (gross)	5.48	6.99	7.45
Dividend yield	3.00	3.00	3.00
Property return (gross)	5.48	6.99	7.45
Corporate bonds in unit-linked and with-profit funds (gross)	3.08	4.59	5.05
Fixed interest investments backing annuity liabilities (gross)	3.89	4.78	5.30

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders' funds.

7.      Volatility arising in insurance businesses (continued)

The negative insurance volatility during the period ended 31 December 2011 in the Insurance division was £557 million, primarily reflecting the underperformance of equity markets in the second half of 2011 and lower cash returns compared to long-term expectations.

Group hedging arrangements
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2010, financed by selling some upside potential from equity market movements.  These expired in 2011 and the charge booked in 2011 on these contracts was £3 million.  New protection against significant market falls was acquired in 2011 to replace the expired contracts.  There was no initial cost associated with these hedging arrangements.  On a mark-to-market valuation basis a gain of £5 million was recognised in relation to the new contracts in 2011.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long-term.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income.  The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge.  Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.  Other sources of volatility include the minorities' share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

In the year to 31 December 2011, the statutory results before tax in both the Insurance and Wealth and International divisions included a charge to other income which relates to policyholder interests volatility totalling £283 million (2010: £216 million credit).  This charge included the impact of deferred tax asset impairments due to less optimistic economic forecasts and changes in expected policyholder tax provisions.  Policyholder tax liabilities increased during 2011 and led to a tax charge during the period.

8.      Number of employees (full-time equivalent)

	2011	2010

Retail	47,131	50,162
Wholesale	8,358	9,809
Commercial	5,214	5,426
Wealth and International	7,225	7,744
Insurance	7,384	8,412
Group Operations	17,366	18,925
Central items	10,696	10,920
	103,374	111,398
Agency staff (full-time equivalent)	(4,836)	(7,168)
Total number of employees (full-time equivalent)	98,538	104,230

9.      Remuneration

We strive to ensure that we motivate, incentivise and retain our talent while continuing to be mindful both of the economic outlook and the views of our numerous stakeholders.  In particular, we have focused on the need to manage aggregate variable pay, demonstrated through a number of actions made in the last twelve months such as restricting increases in fixed pay and reducing the bonus pool.

It is important to note our focus on risk in the formulation and evaluation of our remuneration policies and practices.  Given the events in the financial services sector over the past few years, the impact of risk underpins every decision we make, manifested through our use of economic profit to measure performance and therefore determine remuneration levels.  We consider risk when making decisions on remuneration outcomes and consider the Group's overall performance when deferred awards come to vest.

To consider what size bonus pool would be appropriate to distribute across the Bank as a whole, several factors have been taken into account including the Group's overall performance and the views of key stakeholders.  As a result, the bonus pool was reduced by approximately 30 per cent compared to the previous year with the greater reductions being applied to more senior staff.

The Long Term Incentive Plan remains a core part of our reward strategy.  We have changed some of the performance conditions in the 2012-2015 LTIP to ensure alignment with the objectives and timeline of the Strategic Plan as well as to ensure we retain our key employees.

We are also keen to maintain alignment between our employees and shareholders in terms of Group and share price performance.  Bonus awards for Executive Directors are deferred until at least 2014 and they are required to retain any shares vesting from LTIP awards for a further 2 years, after allowing for tax and national insurance requirements, as part of their target shareholding.  The Group Chief Executive asked not to be considered for a bonus for 2011.  For other employees, the immediate cash bonus award is limited to £2,000 with a percentage of larger bonuses being subject to deferral and performance adjustment.

9.      Remuneration (continued)

We have recently announced that we will make an adjustment to a proportion of the 2010 bonus awards in respect of a number of its senior employees including former Executive Directors.  This decision is based on the fact that had the outcome of the Judicial Review into Payment Protection Insurance (PPI) in April 2011 been known, and had the consequential provision made been effected at the time of the award of the 2010 bonus in February 2011, the bonus pool for 2010 would have been lower and individual bonus awards would also have been lower.  The Board has emphasised that the decision is based entirely on the principle of accountability and in no way represents culpability or wrong-doing by the individuals concerned.

A summary of our approach to incentive awards for 2011 is shown below

▪ Total bonus pool at £375 million down approximately 30 per cent against 2010

▪ Greater reductions applied to more senior levels with some protection in place for junior staff

▪ Total bonus as a percentage of revenues less than 2 per cent

▪ Total bonus pool as a percentage of pre-bonus profit before tax on a Combined Business basis less than 12.5 per cent

▪ Average value of bonus per employee down 24 per centto less than £3,900

▪ Cash bonuses capped at £2,000

▪ 53 per cent of those eligible for bonus will receive less than £2,000

▪ 63 per cent of total Group bonus pool is deferred

▪ Annual incentives for Executive Directors and the Group Executive Committee down approximately 50 per cent against 2010 on a like for like basis

RISK MANAGEMENT

The income statement numbers in this section have been presented on a combined businesses basis.

RISK MANAGEMENT APPROACH

Governance
The Group's approach to risk is founded on a robust control framework and a strong risk management culture which guides the way all employees approach their work, behave and make decisions promptly.

Board-level engagement, coupled with the direct involvement of senior management in group-wide risk issues at Group Executive Committee level, ensures that issues are escalated on a timely basis and appropriate remediation plans are initiated.

The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

Risk Appetite
The Board takes the lead by establishing the 'tone at the top' and approving Group risk appetite which is then cascaded throughout the Group in terms of policies, authorities and limits.  The Board ensures that senior management implements policies and procedures designed to promote professional behaviour and integrity.

Culture
The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships, and situations that could be detrimental to the Group's risk profile.

The Group has a conservative business model embodied by a risk culture founded on prudence and individual accountability, where the needs of customers are paramount.

The focus has been and remains on building and sustaining long-term relationships with customers, through good and bad economic times.

Enterprise-Wide Risk Management (EWRM)
The Group uses an EWRM framework for the identification, assessment, measurement and management of risk.

It seeks to maximise value for shareholders over time by aligning risk appetite with corporate strategy, assessing the impact of emerging risks and developing risk tolerances and mitigating strategies.

The framework seeks to strengthen the Group's ability to identify and assess risks, aggregate and report Group-wide risks and refine risk appetite.

Decision Making
The Risk Committee, chaired by a Non-Executive Director, comprises other Non-Executive Directors and oversees the Group's risk exposures.  The Chief Risk Officer regularly informs the Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of the Risk Committee.

The Group Risk Committee and the Group Asset and Liability Committee are chaired by the Group Chief Executive.  The aggregate group wide risk profile and risk appetite are discussed at these monthly meetings.

PRINCIPAL RISKS AND UNCERTAINTIES

Economy
The global economy was split in 2011 between relatively strong growth in emerging markets, and economies struggling to recover from recession in much of the Western world.  Indeed, the extent of the UK economic recovery has now fallen behind even the weak recovery after the late 1970's recession.

The stark difference is due to the high levels of indebtedness that many developed economies accumulated prior to 2008, which are holding back economic growth through deleveraging of initially the private sector, but now governments too.  In the Eurozone, countries with particularly high government debt or deficit levels have lost market confidence as they struggle to achieve the necessary fiscal tightening to bring their public finances onto a sustainable trajectory without damaging economic growth prospects too severely.  Ireland, Portugal and Greece have received further IMF and EU financial support in return for accepting even more stringent austerity programmes, and at the time of writing it looks likely that private creditors will suffer effective losses of about 70 per cent on their Greek debt.  Italy and Spain have also tightened public budgets further, and given their much greater size this is dragging down Eurozone economic growth more significantly.  In the US, public finance concerns are less immediate, but the unsustainable long-term trajectory of debt on current policies has led to political stalemate, raising the risk of sudden fiscal tightening as previous loosening measures expire, and in turn hurting businesses' and consumers' confidence.  Global growth was also hampered in 2011 by natural disasters, including the floods in Australia and the earthquake and tsunami in Japan, the latter causing significant disruption to global manufacturing supply chains.

Current estimates suggest the UK economy grew by 0.9 per cent in 2011, well below the long-term average of 2.3 per cent.  The economy is currently estimated to have shrunk slightly in the final quarter of the year as consumers' and businesses' confidence fell, the result of relatively high inflation reducing consumers' spending power, a faster than expected reduction in public sector employment, and the worsening outlook for the Eurozone which caused companies to postpone investment spending and recruitment.  Unemployment rose from 7.7 per cent in the first quarter of 2011 to 8.4 per cent by December.  Company failures in England and Wales rose from a low point of 3,973 in the final quarter of 2010 to 4,260 by the fourth quarter of 2011, although the failure rate remained steady over that period at just 0.7 per cent of companies, close to its pre-recession trough.  Property prices were broadly stable through the year, however - house prices on average fell marginally by 2 per cent in the year to December 2011, and commercial property prices rose on average by just 1 per cent.

Based on data for the first three quarters of 2011, the Irish economy appears to have grown in 2011 for the first time since 2007, and the unemployment rate appears to be stabilising.  Strict austerity measures in recent years targeted at improving international competitiveness are beginning to pay off - falling domestic demand is now being more than offset by increasing net exports.  Property markets remain very weak, however; house prices fell by over 16 per cent in 2011 and CRE prices by 11 per cent.  Despite the large fall in prices already, an overhang of vacant property continues to weigh on market prices.

Future economic developments in the UK and Ireland are highly contingent on how successful political leaders are at stemming the Eurozone crisis, to what extent the private sector can offset shrinking of the public sector, and how the implementation of new regulation on banks impacts their ability to supply credit whilst meeting tighter capital and liquidity criteria.  The recent weakening in the Eurozone economy and the balance of risks make double-dip recession there in early 2012 the most likely scenario - indeed this is now the consensus view.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

The current consensus view for 2012 UK GDP growth is not yet that weak at 0.4 per cent.  The low level of imbalances in the economy relative to the 2008 position suggest that weak growth should not deteriorate into significant recession provided the Eurozone moves quickly towards a solution to the sovereign debt crisis.  Bank Rate is likely to stay at or close to current low levels for some time, and property prices are expected to be broadly stable.  Unemployment is likely to rise further, however, as estimates of public sector job cuts have increased.  The current consensus view for 2012 Irish GDP growth is broadly flat, and the unemployment rate there is expected to be stable.  Property prices are expected to fall further, but by less than in 2011.

However, whilst a definitive solution to the Eurozone crisis remains lacking there continues to be a high risk that ongoing uncertainty around the Eurozone economic outlook, the survival of the Euro currency and the availability of credit could cause a significant recession in the UK and Ireland.  Such a scenario would likely result in higher UK corporate failures, a second leg of falling property prices, albeit by less than during the 2008-9 recession, and rising commercial tenant defaults.  Irish property prices would also fall by more than currently expected.  In turn, this would have a negative impact on the Group's income, funding costs and impairment charges.

Liquidity and funding risk

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The second half of 2011 has seen more difficult funding markets as investor confidence was impacted by concerns over the US debt ceiling and subsequent downgrade.  This was followed by increased fears over Eurozone Sovereign debt levels, downgrades and possible defaults and concerns are ongoing over the potential downside effects from financial market volatility.  Despite this the Group continued to fund adequately, maintaining a broadly stable stock of primary liquid assets during the year and meeting its regulatory liquidity ratios at all times.

The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group's balance sheet; the repayment of the Government Credit Guarantee Scheme facilities in accordance with the agreed terms; no further deterioration in the Group's credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014.  These are assumed within the Group's funding plan.  The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

The combination of right-sizing the balance sheet and continued development of the retail deposit base has seen the Group's wholesale funding requirement reduced materially in the past two years.  The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.

Group funding by type

As at 31 December	2011	2011	2010	2010
	£bn	%	£bn	%

Deposits from banks1	25.4	3.9	26.4	3.9
Debt securities in issue:1
Certificates of deposit	28.0	4.3	42.4	6.2
Commercial paper	18.0	2.7	32.5	4.8
Medium-term notes2	69.8	10.6	87.7	12.9
Covered bonds	36.6	5.6	32.1	4.7
Securitisation	37.5	5.7	39.0	5.7
	189.9	28.9	233.7	34.3
Subordinated liabilities1	35.9	5.4	37.9	5.6
Total wholesale funding3	251.2	38.2	298.0	43.8
Customer deposits	405.9	61.8	382.5	56.2
Total Group funding4	657.1	100.0	680.5	100.0

1	A reconciliation to the Group's balance sheet is provided on page 114.
2	Medium-term notes include £23.5 billion of funding from the Credit Guarantee Scheme.
3	The Group's definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
4	Excluding repos and total equity.

Liquidity and funding risk (continued)

Total wholesale funding reduced by £47 billion to £251 billion, with the volume with a residual maturity less than one year falling £35 billion to £113 billion.  Term wholesale funding for the year totalled £35 billion, in excess of plan, representing £2 billion pre-funding of the requirement for 2012.  The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 55 per cent (50 per cent at 31 December 2010) due to good progress in new term issuance and a reduction in short-term money market funding.

Total wholesale funding is analysed by residual maturity as follows:

Wholesale funding by residual maturity

As at 31 December	2011	2011	2010	2010
	£bn	%	£bn	%

Less than one year	113.3	45.1	148.6	49.9
One to two years	26.0	10.4	46.8	15.7
Two to five years	60.2	23.9	52.3	17.6
More than five years	51.7	20.6	50.3	16.8
Total wholesale funding	251.2	100.0	298.0	100.0

Less than one year	113.3	45.1	148.6	49.9
Of which secured	24.4	21.5	38.4	25.8
Of which unsecured	88.9	78.5	110.2	74.2

Greater than one year	137.9	54.9	149.4	50.1
Of which secured	63.0	45.7	55.4	37.1
Of which unsecured	74.9	54.3	94.0	62.9

The table below summarises the Group's term issuance during 2011.  The challenge of meeting the Group's 2011 issuance plan in a very volatile market was successfully accomplished by the ability of the Group to access a diverse range of markets and currencies, both in unsecured and secured form.

Analysis of 2011 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	2.5	6.1	1.9	0.8	11.3
Medium-term notes	0.2	4.2	2.6	2.8	9.8
Covered bonds	1.2	-	2.4	-	3.6
Private placements1	3.7	1.6	4.8	0.5	10.6
Total issuance	7.6	11.9	11.7	4.1	35.3

1	Private placements include structured bonds and term repurchase agreements (repos).

The wholesale funding position includes debt issued under the legacy Government Credit Guarantee Scheme, for which the last maturity will occur in October 2012.

Liquidity and funding risk (continued)

Analysis of Government and central bank facilities

As at 31 December	2011	2010
	£bn	£bn

Credit Guarantee schemes	23.5	45.4
Other	-	51.2
Total Government and central bank facilities	23.5	96.6

The ratio of customer loans to deposits improved to 135 per cent compared with 154 per cent at 31 December 2010.  Loans and advances reduced by £41 billion and customer deposits increased by £23 billion, representing growth of 6 per cent in 2011.

Liquidity and funding risk (continued)

Group funding position

As at 31 December	2011	2010	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers1	548.8	589.5	(7)
Loans and advances to banks2	10.3	10.5	(2)
Debt securities	12.5	25.7	(51)
Available-for-sale financial assets - secondary3	12.0	25.7	(53)
Cash balances4	4.1	3.6	14
Funded assets	587.7	655.0	(10)
Other assets5	286.1	269.6	6
Total Group assets before primary liquidity assets	873.8	924.6	(5)
On balance sheet primary liquidity assets6
Reverse repurchase agreements	17.3	7.3
Balances at central banks - primary4	56.6	34.5	64
Available-for-sale financial assets - primary	25.4	17.3	47
Held to maturity	8.1	7.9	3
Trading and fair value through profit and loss	(3.5)	-
Repurchase agreements	(7.2)	-
	96.7	67.0	44
Total Group assets	970.5	991.6	(2)
Less: Other liabilities5	(251.6)	(229.1)	10
Funding requirement	718.9	762.5	(6)
Funded by
Customer deposits7	405.9	382.5	6
Wholesale funding	251.2	298.0	(16)
	657.1	680.5	(3)
Repurchase agreements	15.2	35.1	(57)
Total equity	46.6	46.9	(1)
Total funding	718.9	762.5	(6)

1	Excludes £16.8 billion (31 December 2010: £3.1 billion) of reverse repurchase agreements.
2
Excludes £21.8 billion (31 December 2010: £15.6 billion) of loans and advances to banks within the insurance businesses and £0.5 billion (31 December 2010: £4.2 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and balances at central banks - primary are combined in the Group's balance sheet.
5	Other assets and other liabilities primarily include balances in the Group's insurance businesses and the fair value of derivative assets and liabilities.
6	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
7	Excluding repurchase agreements of £8.0 billion (31 December 2010: £11.1 billion).

Liquidity and funding risk (continued)

Encumbered assets
The Group remains a consistent issuer in a number of secured funding markets, in particular RMBS and covered bonds.

The Group's level of encumbrance arising from external issuance of securitisation and covered bonds has remained broadly constant, reflecting the maturity and stability of the Group's utilisation of this form of term funding, and the established cycle of redemptions and new issuance.  Total notes issued externally from secured programmes (ABS and covered bonds) have increased from £71.1 billion at 31 December 2010 to £74.1 billion, reflecting gross issuance of £14.9 billion in 2011.  A total of £118.5 billion (2010: £143.6 billion)) of notes issued under securitisation and covered bond programmes have also been retained internally, the bulk of which are held to provide pool of collateral eligible for use at central bank liquidity facilities (e.g. the Bank of England's Discount Window Facility).  A small proportion of the retained collateral has been pledged in bilateral financing transactions.

Other assets pledged as collateral in special purpose entities (i.e. ABCP conduits) decreased from £17.1 billion at 31 December 2010 to £8.8 billion, largely as a result of a reduction in the size of the Group's holdings of debt securities.  Within the asset-backed conduits, assets are encumbered as security for short-term asset-backed CP investors in the vehicles; such funding forms part of debt securities in issue disclosed in note 18 on page 189.

Reconciliation of Group funding figure to the balance sheet

As at 31 December 2011	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	25.4	14.4		39.8
Debt securities in issue	189.9	-	(4.8)	185.1
Subordinated liabilities	35.9	-	(0.8)	35.1
Total wholesale funding	251.2	14.4
Customer deposits	405.9	8.0		413.9
Total	657.1	22.4

As at 31 December 2010	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	26.4	24.0	-	50.4
Debt securities in issue	233.7	-	(4.8)	228.9
Subordinated liabilities	37.9	-	(1.7)	36.2
Total wholesale funding	298.0	24.0
Customer deposits	382.5	11.1	-	393.6
Total	680.5	35.1

Liquidity and funding risk (continued)

Liquidity management
Liquidity is managed at the aggregate Group level, with active monitoring at both business unit and Group level.  Monitoring and control processes are in place to address both internal and regulatory requirements.  In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event.

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA.  The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The Group's stress testing framework considers these factors, including the impact of a range of economic and liquidity stress scenarios over both short and longer term horizons.  Internal stress testing results at 31 December 2011 show that the Group has liquidity resources representing more than 130 per cent of modelled outflows from all wholesale funding sources, corporate deposits and rating dependent contracts under the Group's severe liquidity stress scenario.  In 2011, the Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA's Individual Liquidity Adequacy Standards) at all times.  Funding projections show the Group will achieve the proposed Basel 3 liquidity and funding requirements in advance of expected implementation dates.

The Group's stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group's liability classes and therefore funding capacity.  In the fourth quarter of 2011, the Group experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies.  The impact that the Group experienced following the downgrades was consistent with the Group's modelled outcomes based on the stress testing framework.  The Group has materially reduced its wholesale funding in recent years and operates a well diversified funding platform which together lessen the impact of stress events.

The Group's borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group's results of operations, financial condition and prospects.  In particular, reduction in the credit rating of the Group or deterioration in the capital markets' perception of the Group's financial resilience, could significantly increase its borrowing costs and limit its issuance capacity in the capital markets.  As an indicator over the last 12 months the spread between an index of A rated long-term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, has ranged between 60 and 115 basis points.  The applicability to and implications for the Group's funding cost would depend on the type of issuance, and prevailing market conditions.  The impact on the Group's funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group's long-term debt rating could lead to additional collateral posting and cash outflow.  A hypothetical simultaneous two notch downgrade of the Group's long-term debt rating from all major rating agencies, after initial actions within management's control, could result in an outflow of £11 billion of cash, £4 billion of collateral posting related to customer financial contracts and £24 billion of collateral posting associated with secured funding.  These effects do not take into account additional management and restructuring actions that the Group has identified that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

The downgrades that the Group experienced in the fourth quarter of 2011, did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting.  The Group notes the recent announcements from Moody's placing the ratings of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade.  Even in the case of a simultaneous two notch downgrade from all rating agencies, the Group would remain investment grade.

Liquidity and funding risk (continued)

At 31 December 2011, the Group had £202 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below.  This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group's liquidity management process.

Liquidity portfolio:

As at 31 December	2011	2010
	£bn	£bn

Primary liquidity	94.8	97.5
Secondary liquidity	107.4	62.4
Total	202.2	159.9

Primary liquidity	2011	2010	Average 2011	Average 2010
	£bn	£bn	£bn	£bn

Central bank cash deposits	56.6	34.5	51.4	46.7
Government bonds	38.2	63.0	48.4	41.3
Total	94.8	97.5	99.8	88.0
Secondary liquidity	2011	2010	Average 2011	Average 2010
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds	1.4	15.3	8.0	16.3
Credit institution bonds	2.1	5.4	3.7	7.2
Corporate bonds	0.3	0.4	0.6	0.3
Own securities (retained issuance)	81.6	34.1	76.8	27.4
Other securities	8.6	7.2	9.2	5.9
Other1	13.4	-	6.4	-
Total	107.4	62.4	104.7	57.1

1	Includes other central bank eligible assets.

Following the introduction of the FSA's Individual Liquidity Guidance under ILAS, the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum.  The Group receives no recognition under ILAS for assets held for secondary liquidity purposes.

Primary liquid assets of £94.8 billion represent approximately 133 per cent (95 per cent at 31 December 2010) of the Group's money market funding positions and are approximately 84 per cent (66 per cent at 31 December 2010) of all wholesale funding with a maturity of less than a year, and thus provides substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant capacity to apply for the Bank of England Discount Window facility in the event of future liquidity problems.

Liquidity and funding risk (continued)

The Group has access to open market operations at a number of central banks and routinely makes use of these facilities as part of its normal liquidity management practices.  Further use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The Group notes the Basel Committee's Principles of Sound Liquidity Risk Management and Supervision ('Sound Principles').  The planned introduction of the Liquidity Coverage Ratio (LCR - January 2015) and Net Stable Funding Ratio (NSFR - January 2018) contained within CRD IV are intended to raise the resilience of banks to potential liquidity shocks and provide the basis for a harmonised approach to liquidity risk management.  The LCR measure promotes short-term resilience of the liquidity profile by ensuring that banks have sufficient high quality liquid assets to meet potential funding outflows in a stressed environment within a one month period.  The NSFR promotes resilience over a longer time horizon by requiring banks to fund their activities with a more stable source of funding on a going concern basis.  This has a time horizon of one year and has been developed to ensure a sustainable maturity structure of assets and liabilities.

The guidance issued by the Basel Committee is still subject to final ratification by the EU and the methodology is likely to be refined on the basis of feedback from banks and regulators during the observation period.  The actions already announced to right size the balance sheet are expected to ensure compliance with the future minimum standards.  These standards are expected to be 100 per cent for both ratios by their respective effective dates.

Hybrid capital securities coupon payments

Since 31 January 2010, the Group has been prohibited, under the terms of an agreement with the European Commission, from paying discretionary coupons and dividends on certain of its hybrid capital securities.  This prohibition ended on 31 January 2012.  We recommenced payments on certain hybrid capital securities from 31 January 2012.  Future coupons and dividends on these hybrid capital securities will only be paid subject to, and in accordance with, the terms of the relevant securities.

The payments on those of the hybrid capital securities that are not cash-cumulative and which are expected, subject to their terms and conditions, to be paid in 2012 are estimated to amount to approximately £170 million.  In the context of recent macro prudential policy discussions, the Board of Lloyds Banking Group has decided to issue new Lloyds Banking Group ordinary shares to raise this amount.  The Group has today entered into an agreement with a third-party financial institution in connection with the issue of these new ordinary shares.  Such ordinary shares are expected to be issued, subject to market conditions, by the end of April 2012 at a price determined by reference to the volume weighted average price of our ordinary shares in a period prior to their date of issue.

Credit risk - Group

Overview

•    The Group achieved a significant reduction in its impairment charge from £13,181 million in 2010 to £9,787 million in 2011, due primarily to lower corporate real estate and real estate related charges in Wholesale, lower charges in the Irish portfolio, together with strong Retail performance.  All divisions experienced impairment charge reductions of over 20 per cent compared to 2010.

•    These lower charges were principally supported by the continued application of our prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, continued low interest rates, and broadly stable UK property prices, partly offset by weakening UK economic growth and rising unemployment.

•    The Group's overall core impairment charge during 2011 was materially lower compared to 2010, due primarily to strong Retail performance, offset by higher core impairments in Wholesale, due to a few specific cases.

•    The Group's non-core impairment charge in 2011 was also materially lower compared to 2010.  This is primarily driven by lower impairment from the non-core corporate real estate and real estate related lending portfolios in Wholesale, together with the non-core Irish portfolio.

•    Prudent credit policies and procedures are in place throughout the Group, focusing on development of enduring client relationships.  As a result of this approach, the credit quality of new lending remains strong.

•    The Group's more difficult exposures are being managed successfully in the current challenging economic environment by the Wholesale Business Support Units and Retail collection and recovery units.  The Group's exposure to Ireland is being closely managed, with a dedicated UK-based business support team in place to manage the winding down of the Irish book.

• The Group continues to proactively manage down sovereign as well as banking and trading book exposure to selected Eurozone countries.
• Divestment strategy is focused on balance sheet reduction and disposal of higher risk positions.

Impairment charge by division

	2011	2010	Change
	£m	£m	%

Retail	1,970	2,747	28
Wholesale	2,901	4,064	29
Commercial	303	382	21
Wealth and International	4,610	5,988	23
Central items	3	-
Total impairment charge	9,787	13,181	26

Total impairment charge comprises:

	2011	2010	Change
	£m	£m	%

Total impairment losses on loans and advances to customers	9,712	12,958	25
Loans and advances to banks	-	(13)
Debt securities classified as loans and receivables	49	57	14
Available-for-sale financial assets	81	115	30
Other credit risk provisions	(55)	64
Total impairment charge	9,787	13,181	26

Credit risk - Group (continued)

Impairments on Group loans and advances

As at 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Retail	356,907	8,822	2.5	2,718	30.8
Wholesale	135,395	27,756	20.5	11,537	41.6
Commercial	29,681	2,915	9.8	880	30.2
Wealth and International	56,394	20,776	36.8	12,583	60.6
Reverse repos and other items	17,066	-	-	-	-
	595,443	60,269	10.1	27,718	46.0
Impairment provisions	(27,718)
Fair value adjustments²	(2,087)
Total Group	565,638

As at 31 December 2010
Retail	368,981	9,750	2.6	3,096	31.8
Wholesale	158,002	31,658	20.0	14,863	46.9
Commercial	29,649	2,856	9.6	992	34.7
Wealth and International	66,368	20,342	30.7	10,684	52.5
Reverse repos and other items	3,378	-	-	-	-
	626,378	64,606	10.3	29,635	45.9
Impairment provisions	(29,635)
Fair value adjustments²	(4,146)
Total Group	592,597

1	Impairment provisions include collective unimpaired provisions.
2
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group's consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  In 2011, a net credit of £1,943 million (2010: £3,118 million) relates to the unwind of HBOS acquisition fair value adjustments.  Of that amount, £1,693 million (2010: £2,229 million) relates to impairment losses incurred which were expected at the date of acquisition.  The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written off, and will reduce to zero over time.

Credit risk - Group (continued)

Total impairment charge - core

	2011	2010	Change
	£m	£m	%

Retail	1,796	2,629	32
Wholesale	741	576	(29)
Commercial	296	381	22
Wealth and International	51	26	(96)
Central items	3	-
Total impairment charge	2,887	3,612	20

Core

At 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%
	,
Retail	328,524	7,151	2.2	2,310	32.3
Wholesale	78,772	3,904	5.0	2,320	59.4
Commercial	28,289	2,885	10.2	858	29.7
Wealth and International	7,991	265	3.3	100	37.7
Reverse repos and other items	17,066	-	-	-	-
	460,642	14,205	3.1	5,588	39.3
Impairment provisions	(5,588)
Fair value adjustments	(1,171)
Total Group	453,883

At 31 December 2010
Retail	338,174	8,067	2.4	2,715	33.7
Wholesale	87,892	4,430	5.0	2,323	52.4
Commercial	27,618	2,835	10.3	976	34.4
Wealth and International	8,435	202	2.4	74	36.6
Reverse repos and other items	3,378	-	-	-	-
	465,497	15,534	3.3	6,088	39.2
Impairment provisions	(6,088)
Fair value adjustments	(2,138)
Total Group	457,271

Credit risk - Group (continued)

Total impairment charge - non-core

	2011	2010	Change
	£m	£m	%

Retail	174	118	(47)
Wholesale	2,160	3,488	38
Commercial	7	1
Wealth and International	4,559	5,962	24
Total impairment charge	6,900	9,569	28

Non-core

At 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%
	,
Retail	28,383	1,671	5.9	408	24.4
Wholesale	56,623	23,852	42.1	9,217	38.6
Commercial	1,392	30	2.2	22	73.3
Wealth and International	48,403	20,511	42.4	12,483	60.9
Reverse repos and other items	-	-	-	-	-
	134,801	46,064	34.2	22,130	48.0
Impairment provisions	(22,130)
Fair value adjustments	(916)
Total Group	111,755

At 31 December 2010
Retail	30,807	1,683	5.5	381	22.6
Wholesale	70,110	27,228	38.8	12,540	46.1
Commercial	2,031	21	1.0	16	76.2
Wealth and International	57,933	20,140	34.8	10,610	52.7
Reverse repos and other items	-	-	-	-	-
	160,881	49,072	30.5	23,547	48.0
Impairment provisions	(23,547)
Fair value adjustments	(2,008)
Total Group	135,326

Credit risk - Group (continued)

Outlook - Group

The UK economy is fragile with a weak short-term economic outlook generally expected.  Consumer and business confidence remains low, relatively high inflation has reduced consumer spending power and exports are falling.

In addition to the possibility of further economic deterioration, financial market instability represents an additional downside risk.  Uncertainty over the best way forward for the highly indebted Eurozone persists and poses a serious threat to the global economic recovery, with political instability and contagion to other Eurozone countries increasing in the last quarter of 2011.  Financial markets are expected to remain dislocated and volatile, with the risk of contagion unlikely to dissipate in the near term, and this continues to place strains on funding markets at a time when many financial institutions (in particular) have material ongoing funding needs.

Our Wholesale leveraged finance portfolios, and our commercial real estate and real estate related property lending portfolios remain vulnerable, especially in our significant secondary and tertiary asset lending book.  The impact of further economic weakness will also be felt in our traditional lending portfolios in Corporate and Commercial.  In addition, the Irish economic outlook remains challenging and the property market depressed, and both these factors could further adversely impact the wholesale and retail Irish portfolios.

However, despite the downside risks, against our base case economic assumptions, the Group expects the total impairment charge in 2012 to reduce by a similar percentage amount to the reduction in 2011, reflecting the stabilisation of our portfolios and our proactive risk management activities.

Credit risk - Retail

Overview
• The Retail impairment charge was £1,970 million in 2011, a decrease of £777 million, or 28 per cent, from 2010.

•    The decrease in the Retail impairment charge was driven by the unsecured portfolio as a result of the improved quality of new business and effective portfolio management.  The Retail impairment charge for loans and advances to customers, as an annualised percentage of average loans and advances to customers, decreased to 0.54 per cent in 2011 from 0.74 per cent in 2010.

• The overall value of assets entering arrears in 2011 were lower in both unsecured and secured lending compared to 2010.
• Non-core represents 8 per cent of total Retail assets as at 31 December 2011 and is primarily specialist mortgages which is closed to new business and has been in run-off since 2009.

Retail impairment charge

	2011	2010	Change
	£m	£m	%

Secured	463	292	(59)
Unsecured	1,507	2,455	39
Total impairment charge	1,970	2,747	28

Core:
Secured	330	250
Unsecured	1,466	2,379
	1,796	2,629	32
Non-core:
Secured	133	42
Unsecured	41	76
	174	118	(47)
Total impairment charge	1,970	2,747	28

Impaired loans and provisions
Retail impaired loans decreased by £0.9 billion to £8.8 billion compared with 31 December 2010 and, as a percentage of closing loans and advances to customers, decreased to 2.5 per cent from 2.6 per cent at 31 December 2010.  Impairment provisions, as a percentage of impaired loans, reduced to 30.8 per cent from 31.8 per cent at 31 December 2010.

Credit risk - Retail (continued)

Impairments on Retail loans and advances

As at 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Secured	332,143	6,452	1.9	1,651	25.6
Unsecured	24,764	2,370	9.6	1,067
Collections		1,233	5.0	1,067	86.5
Recoveries2		1,137	4.6	-

Total gross lending	356,907	8,822	2.5	2,718	30.8
Impairment provisions1	(2,718)
Fair value adjustments	(1,377)
	352,812
As at 31 December 2010
Secured	341,069	6,769	2.0	1,589	23.5
Unsecured	27,912	2,981	10.7	1,507
Collections		1,826	6.6	1,507	82.5
Recoveries2		1,155	4.1	-

Total gross lending	368,981	9,750	2.6	3,096	31.8
Impairment provisions	(3,096)
Fair value adjustments	(2,154)
	363,731

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.

Credit risk - Retail (continued)

The Retail division's loans and advances to customers are analysed in the following table:

Retail loans and advances to customers

	As at 31 Dec 2011	As at 31 Dec 2010
	£m	£m

Secured:
Mainstream	256,518	265,368
Buy to let	48,276	46,356
Specialist	27,349	29,345
	332,143	341,069
Unsecured:
Credit cards	10,192	11,207
Personal loans	11,970	13,881
Bank accounts	2,602	2,624
Others	-	200
	24,764	27,912
Total Retail gross lending	356,907	368,981

Credit risk - Retail (continued)

Retail loans and advances to customer - Core

At 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing loans and advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Secured	304,589	4,895	1.6	1,265	25.8
Unsecured	23,935	2,256	9.4	1,045
Collections		1,202	5.0	1,045	86.9
Recoveries2		1,054	4.4	-

Total gross lending	328,524	7,151	2.2	2,310	32.3
Impairment provisions	(2,310)
Fair value adjustments	(1,111)
Total Retail	325,103

As at 31 December 2010
Secured	311,500	5,231	1.7	1,247	23.8
Unsecured	26,674	2,836	10.6	1,468
Collections		1,777	6.6	1,468	82.6
Recoveries2		1,059	4.0	-

Total gross lending	338,174	8,067	2.4	2,715	33.7
Impairment provisions	(2,715)
Fair value adjustments	(1,755)
Total Retail	333,704

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.

Credit risk - Retail (continued)

Retail loans and advances to customers - Non-core

At 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing loans and advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Secured	27,554	1,557	5.7	386	24.8
Unsecured	829	114	13.8	22
Collections		31	3.8	22	71.0
Recoveries2		83	10.0	-

Total gross lending	28,383	1,671	5.9	408	24.4
Impairment provisions	(408)
Fair value adjustments	(266)
Total Retail	27,709

As at 31 December 2010
Secured	29,569	1,538	5.2	342	22.2
Unsecured	1,238	145	11.7	39
Collections		49	4.0	39	79.6
Recoveries2		96	7.7	-

Total gross lending	30,807	1,683	5.5	381	22.6
Impairment provisions	(381)
Fair value adjustments	(399)
Total Retail	30,027

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.

Credit risk - Retail (continued)

Secured

Secured impairment charge
The impairment charge increased by £171 million, to £463 million in 2011 compared to the previous year.  The impairment charge, as a percentage of average loans and advances to customers, increased to 0.14 per cent from 0.09 per cent in 2010.  The provision coverage has increased reflecting a less certain outlook on house prices and appropriate provisioning against existing credit risks which have longer emergence periods due to current low interest rates, partially offset by underlying improvements in the quality of the portfolio.

Impairment provisions held against secured assets reflect the Group's view of appropriate allowance for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments whilst interest rates remain low.  At December 2011, 1.2 per cent of loan balances were on a forbearance arrangement, compared to 1.3 per cent at 31 December 2010.

Secured impaired loans
Impaired loans decreased by £0.3 billion to £6.5 billion at 31 December 2011 and, as a percentage of closing loans and advances to customers, reduced to 1.9 per cent from 2.0 per cent at 31 December 2010.

The number of customers going into arrears reduced throughout 2011 in comparison with 2010.  Specialist lending remains closed to new business and this book has been in run-off since 2009.

Secured arrears
The percentage of mortgage cases greater than three months in arrears (excluding repossessions) remained stable at 2.3 per cent at 31 December 2011 compared to 31 December 2010 and 30 June 2011.  The percentage of Specialist mortgage cases greater than three months in arrears (excluding repossessions) increased to 7.5 per cent at 31 December 2011 from 6.4 per cent at 31 December 2010, with the majority of this growth occurring in the first half of 2011.

Mortgages greater than three months in arrears (excluding repossessions)

Greater than three months in arrears (excluding repossessions)	Number of cases		Total mortgage accounts %		Value of debt1		Total mortgage balances %
	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	53,734	55,675	2.0	2.1	5,988	6,247	2.3	2.4
Buy to let	7,805	7,577	1.8	1.8	1,145	1,157	2.4	2.5
Specialist	13,677	12,582	7.5	6.4	2,427	2,262	8.9	7.7
Total	75,216	75,834	2.3	2.3	9,560	9,666	2.9	2.8

1	Value of debt represents total book value of mortgages in arrears.

The stock of repossession was stable with 3,043 cases at 31 December 2010 and 3,054 cases at 31 December 2011 and is broadly consistent with prior years and below the Council of Mortgages lender's average.

Credit risk - Retail (continued)

Secured loan to value analysis
The average indexed loan-to-value (LTV) on the mortgage portfolio at 31 December 2011 was 55.9 per cent compared with 55.6 per cent at 31 December 2010.  The average LTV for new mortgages and further advances written in 2011 was 62.1 per cent compared with 60.9 per cent for 2010.  The tables below show LTVs across the principal mortgage portfolios.

The indexed LTV in excess of 100 per cent as a percentage of closing loans and advances ending 31 December 2011 reduced to 12.0 per cent (£39.7 billion), compared with 13.2 per cent (£44.9 billion) at 31 December 2010.  This decrease in negative equity was driven by the regional mix of business being biased towards areas experiencing house price growth despite national house prices falling.

Actual and average LTVs across the Retail mortgage portfolios

As at 31 December 2011	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	32.5	12.7	14.6	28.1
60% to 70%	12.7	13.0	10.1	12.5
70% to 80%	17.2	24.1	17.2	18.2
80% to 90%	16.0	17.3	19.3	16.5
90% to 100%	11.2	17.1	19.0	12.7
Greater than 100%	10.4	15.8	19.8	12.0
Total	100.0	100.0	100.0	100.0
Average loan-to-value:2
Stock of residential mortgages	52.2	74.0	72.6	55.9
New residential lending	61.4	65.8	n/a	62.1
Impaired mortgages	72.0	99.8	88.0	78.4

As at 31 December 2010	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	33.0	11.4	14.0	28.5
60% to 70%	12.1	11.1	9.4	11.7
70% to 80%	16.1	21.9	15.9	16.8
80% to 90%	15.3	18.0	21.3	16.2
90% to 100%	11.9	19.1	20.0	13.6
Greater than 100%	11.6	18.5	19.4	13.2
Total	100.0	100.0	100.0	100.0
Average loan-to-value:2
Stock of residential mortgages	51.9	75.6	72.9	55.6
New residential lending	60.0	66.5	n/a	60.9
Impaired mortgages	72.3	97.8	87.3	78.0

1	Specialist lending is closed to new business and is in run-off.
2	Average loan-to-value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

Credit risk - Retail (continued)

Unsecured
In 2011 the impairment charge on loans and advances to customers reduced by £948 million to £1,507 million compared with 2010.  This reflected continued improving business quality and portfolio trends resulting from the Group's conservative risk appetite, with a focus on lending to existing customers.

A combination of the Group's risk appetite, reduced demand from customers for new unsecured borrowing and existing customers continuing to reduce their personal indebtedness contributed to loans and advances to customers reducing by £3.1 billion to £24.8 billion at 31 December 2011.

The impairment charge as a percentage of average loans and advances to customers decreased to 5.66 per cent in 2011 from 8.11 per cent in 2010, with the impairment charge reducing at a greater rate than the average reduction in average loans and advances in 2011.

Impaired loans decreased by £0.6 billion to £2.4 billion which represented 9.6 per cent of closing loans and advances to customers at 31 December 2011, compared with 10.7 per cent at 31 December 2010.  The reduction in impaired loans is a result of tightening credit policy across the credit lifecycle, including stronger controls on customer affordability.  Retail's exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers' changing financial circumstances.  The portfolios show a level of early arrears for accounts acquired since 2009 which are at pre-recession levels, highlighting an underlying improvement in the risk profile of the business.

Impairment provisions decreased by £0.4 billion, compared with 31 December 2010, to £1.1 billion.  This reduction was primarily a result of recoveries assets being written down to the present value of future expected cash flows.  The proportion of impaired loans that have been written down to the present value of future expected cash flows on these assets has increased to 48.0 per cent at 31 December 2011 from 38.7 per cent at 31 December 2010.  Impairment provisions as a percentage of impaired loans in collections increased to 86.5 per cent at 31 December 2011 from 82.5 per cent at 31 December 2010.

Credit risk - Wholesale

Overview
• Impairment losses for 2011 decreased significantly to £2,901 million, from £4,064 million for 2010.

•    The decrease in the underlying impairment charge during 2011 is primarily driven by lower impairment from the corporate real estate and real estate-related lending portfolios partly offset mainly by higher impairment on leveraged acquisition finance exposures during 2011 where the dampened effect of UK economic conditions had the most impact.

•    Whilst subdued UK economic conditions and weaker consumer confidence is evident in a number of sectors, the reduction in the impairment charge also reflects continued strong risk management and the low interest rate environment helping to maintain defaults at a lower level.

•    The Group has proactively managed down sovereign as well as banking and trading book exposures to selected European countries.  Divestment strategy was focused on balance sheet reduction and disposing of higher risk positions.

•    A robust credit risk management and control framework is in place across the combined portfolios and a prudent risk appetite approach continues to be embedded across the division.  Significant resources continue to be deployed into the Business Support Units, which focuses on key and vulnerable obligors and asset classes.

Impairment charge

	2011	2010	Change
	£m	£m	%

Wholesale excluding Asset Finance	2,701	3,800	29
Asset Finance	200	264	24
Total impairment charge	2,901	4,064	29

Core:	741	576	(29)
Non-core:	2,160	3,488	38
Total impairment charge	2,901	4,064	29

Wholesale's impairment charge decreased £1,163 million, or 29 per cent, compared to £4,064 million during 2010.  Despite a subdued UK economic environment in 2011, impairment charges have decreased substantially compared with 2010 due to robust and proactive risk management, an appropriately impaired portfolio (against our current economic assumptions), and a low interest rate environment helping to maintain defaults at a lower level.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.95 per cent from 2.23 per cent in 2010.

Impairment charge - core
Core impairments during 2011 were higher compared to 2010, which is primarily attributable to a few specific cases reflecting the nature of impairments in a wholesale portfolio.

Impairment charge - non-core
Non-core impairments in 2011 were lower than 2010, primarily reflecting lower impairment from non-core corporate real estate and real estate related asset portfolios.  This reflected a stabilisation of commercial property prices in 2011.  Non-core impairments in 2010 (particularly the first half) were significant as a result of the scale and pace of deterioration in the property sector and poorer quality heritage HBOS lending.

Credit risk - Wholesale (continued)

Impaired loans and provisions
Wholesale's impaired loans reduced by £3,902 million to £27,756 million compared with 31 December 2010.  The reduction is due to new impaired assets, mainly in the Corporate Real Estate Business Support Unit, being more than offset by write-offs on irrecoverable assets, the sale of previously impaired assets, net repayments and transfers back to good book.  Furthermore, the flow of assets into impaired status reduced during the year compared to 2010.  Impairment provisions also reduced as a result of write-offs and a lower impairment rate on newly impaired assets especially in the corporate real estate and real estate related portfolios.  As a result of this, impairment provisions as a percentage of impaired loans reduced to 41.6 per cent from 46.9 per cent at 31 December 2010.

As a percentage of closing loans and advances to customers, impaired loans increased to 20.5 per cent from 20.0 per cent at 31 December 2010.  This increase is a result of the reducing level of total loans and advances to customers as at 31 December 2011 compared with 31 December 2010.  We continue to monitor our vulnerable portfolios within Wholesale and, where appropriate, remedial risk mitigating actions are being undertaken.

Impaired loans and provisions - core
Core impaired loans reduced by £526 million to £3,904 million compared with 31 December 2010.  The reduction is primarily due to the restructuring of assets.  These restructured assets had a lower impairment coverage resulting in core impairment provisions as a percentage of core impaired loans increasing to 59.4 per cent from 52.4 per cent at 31 December 2010.  As a percentage of closing core advances, core impaired loans remained unchanged compared to 31 December 2010 at 5 per cent.

Impaired loans and provisions - non-core
Non-core impaired loans reduced by £3,376 million to £23,852 million compared with 31 December 2010.  The reduction reflects the strategy to de-risk the Group through deleverage of the non-core portfolio, with significant disposals achieved mostly in the real estate and leveraged finance portfolios.  These portfolios continue to be the main contributor of newly impaired assets, but lower coverage ratios are required now than seen in previous years.  This is driving the reduced coverage ratio.  Non-core impairment provisions as a percentage of non-core impaired loans reduced to 38.6 per cent from 46.1 per cent at 31 December 2010.  As a percentage of closing non-core advances, impaired loans increased to 42.1 per cent from 38.8 per cent at 31 December 2010.  This increase is a result of impaired loans reducing more slowly than total non-core advances.

Non-core impairment provisions as a percentage of non-core impaired assets are lower at 38.6 per cent compared to 59.4 per cent for core, mainly a factor of the asset mix, where the non-core portfolios are heavily weighted toward real estate and real estate related portfolios where security is often a larger influence on the impairment outcome.

Credit risk - Wholesale (continued)

Impairments of Wholesale loans and advances

As at 31 December 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate	68,772	5,631	8.2	3,051	54.2
Corporate Real Estate BSU	21,326	15,211	71.3	5,631	37.0
Wholesale Equity	113	113	100.0	100	88.5
Wholesale Markets	35,802	5,584	15.6	2,009	36.0
Treasury and Trading	2,220	-	-	-	-
Asset Finance	7,162	1,217	17.0	746	61.3
Total Wholesale	135,395	27,756	20.5	11,537	41.6
Reverse repos	16,836
Impairment provisions	(11,537)
Fair value adjustments	(617)
Loans and advances to customers	140,077

Loans and advances to banks	8,443
Debt securities2	12,489
Available-for-sale financial assets3	12,554

1	Impairment provisions include collective unimpaired provisions
2	Of which Wholesale Markets is £12,135 million, Wholesale Equity £195 million, Treasury and Trading £150 million, Asset Finance £7 million and Corporate £2 million
3	Of which Wholesale Markets is £7,798 million, Wholesale Equity £1,797 million, Treasury and Trading £2,922 million and Corporate £37 million

As at 31 December 2010	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	£m	£m	£m

Corporate	80,670	6,635	8.2	3,629	54.7
Corporate Real Estate BSU	26,151	17,518	67.0	8,092	46.2
Wholesale Equity	140	108	77.1	107	99.1
Wholesale Markets	40,042	5,718	14.3	1,992	34.8
Treasury and Trading	1,050	-	-	-	-
Asset Finance	9,949	1,679	16.9	1,043	62.1
Total Wholesale	158,002	31,658	20.0	14,863	46.9
Reverse repos	3,096
Impairment provisions	(14,863)
Fair value adjustments	(1,562)
Loans and advances to customers	144,673

Loans and advances to banks	12,401
Debt securities2	25,779
Available-for-sale financial assets3	29,458

1	Impairment provisions include collective unimpaired provisions
2	Of which Wholesale Markets is £25,120 million, Wholesale Equity £487 million, Treasury and Trading £163 million, Asset Finance £7 million, and Corporate £2 million.
3	Of which Wholesale Markets is £21,279 million, Wholesale Equity £2,109 million, Treasury and Trading £6,011 million and Corporate £59 million

Credit risk - Wholesale (continued)

Impairments of Wholesale loans and advances - Core

At 31 December 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Total Wholesale	78,772	3,904	5.0	2,320	59.4
Reverse repos	16,836
Impairment provisions	(2,320)
Fair value adjustments	(9)
Loans and advances to customers	93,279

Loans and advances to banks	8,153
Debt securities	155
Available-for-sale financial assets	3,110

At 31 December 2010
Total Wholesale	87,892	4,430	5.0	2,323	52.4
Reverse repos	3,096
Impairment provisions	(2,323)
Fair value adjustments	(136)
Loans and advances to customers	88,529

Loans and advances to banks	11,994
Debt securities	402
Available-for-sale financial assets	7,377

1	Impairment provisions include collective unimpaired provisions.

Credit risk - Wholesale (continued)

Impairments of Wholesale loans and advances - Non-core

At 31 December 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Total Wholesale	56,623	23,852	42.1	9,217	38.6
Reverse repos	-
Impairment provisions	(9,217)
Fair value adjustments	(608)
Loans and advances to customers	46,798

Loans and advances to banks	290
Debt securities	12,334
Available-for-sale financial assets	9,444

At 31 December 2010
Total Wholesale	70,110	27,228	38.8	12,540	46.1
Reverse repos	-
Impairment provisions	(12,540)
Fair value adjustments	(1,426)
Loans and advances to customers	56,144

Loans and advances to banks	407
Debt securities	25,377
Available-for-sale financial assets	22,081

1	Impairment provisions include collective unimpaired provisions.

Credit risk - Wholesale (continued)

Corporate
The £68,772 million of loans and advances to customers in the Corporate portfolio is structured across a number of different portfolios and sectors as detailed below:

UK Corporate - Major Corporate balance sheets remained relatively stable during the first half of 2011 with corporates continuing to reduce debt and build up liquidity reserves.  Mergers and acquisition activity has been minimal and focus has been on refinancing existing facilities.  In line with economic commentary, some consumer related sectors in the UK are now feeling the impact of a slowdown in spending.  Commodity price volatility is a potential concern in terms of required funding and customer profitability.

Financial Institutions - Continuing concerns over sovereign fiscal deficits and public sector debt levels have necessitated increased scrutiny and risk reduction to the European banking sector, in particular banks domiciled in the weaker Eurozone countries.  Trading exposures are in large part either short-term and/or collateralised and inter-bank lending activity is mainly very short-term with strong investment grade counterparties.

Mid-Markets Corporate - Customers in this sector are predominantly UK-focused and mainly dependent on the performance of the domestic economy.  Some of our clients' trading has, unsurprisingly, proved challenging in a number of sectors in 2011, particularly those reliant on consumer discretionary expenditure.  Retail, hotels, leisure and construction have all been vulnerable to the wider economic environment during the year, with the majority of impairments in the year arising in these sectors.  The impact of public sector austerity measures has also been evident in some sectors, with these also contributing to the impairment charge in the year.  The mid-markets segment of the UK Corporate market appears to have limited direct vulnerability to events in the weaker Eurozone countries, however the segment is more directly exposed to any flow-through effect on the UK economy resulting from weaker export demand.

US Corporate - The business continues to be predominantly investment grade focused and the balance sheets of US Major Corporates remain relatively strong, with good levels of liquidity.  The reduction in the non-core corporate portfolio has continued through a combination of secondary sales, refinancings, and realisation of property assets.  The year-end impairment position is one of modest net write backs with new impairments on existing cases more than offset by recoveries.  Overall, portfolio asset quality remains strong.

Corporate Real Estate - Outside of London and the South East, activity in the Corporate Real Estate market remains weak, in part due to declining values and the focus on only prime properties and prime tenants.  Rental growth, where achievable by our clients in the regions, is slow.  Market demand for debt is low, especially for new facilities from our core customers, despite messaging that we are open for business which meets our lending criteria.  Customers are adopting a 'wait and see' approach, de-gearing where they can, and conserving cash.  In addition, with a significant proportion of our assets supporting property investments, tenant default is an area of continuing vulnerability especially where the lending is underpinned by secondary or tertiary assets.  With a continuing high level of loan maturities due over the next few years, refinancing risk remains a market wide issue.  However, our core portfolios are characterised by strong management teams with proven asset management skills and/or acceptable lease maturity profiles, with borrowers meeting their interest cover and debt service obligations.  New propositions are structured and priced in line with our prudent risk appetite.

Credit risk - Wholesale (continued)

Corporate Real Estate Business Support Unit
The Corporate Real Estate Business Support Unit has continued to make strong progress executing on its active asset management programme for the complex portfolio of over 1800 cases it manages.  This has resulted in a further fall in the impairment total to £1,273 million (2010:  £2,427 million), after the peak experienced in 2009.

Despite capital values improving 17.8 per cent from their trough in 2009, we have seen the improving trend in the real estate market in 2011 weaken for all but prime or central London based real estate.

The management of the portfolio has focused on continuing to support its long-term customers and at the same time reduce the exposure to real estate through managed sales, which has resulted in a realisation of over £4.8 billion of cash receipts in 2011 despite the worsening transactional market.  In addition there has been over £5 billion of restructurings undertaken with longer term facilities put in place to support our customer base.

Over the past two years, a total of over £8.5 billion of asset sales through managed disposals has occurred which has resulted in an overall £14.6 billion reduction of gross loan exposure in the UK.  We have also concluded one of the largest loan portfolio sales in the market in December which provided a significant £923 million deleveraging of our real estate exposure.

During the year a number of new initiatives have been introduced including the sale of assets specifically grouped under receivership, which is the first time such a sale has been achieved; and an arrangement with a publicly quoted asset manager to facilitate certain residential portfolios through the receivers.  Such arrangements demonstrate our desire to find solutions to ensure we maximise the recovery from these loan positions or portfolios through managing for value the underlying real estate and we continue to seek innovative ways to achieve this aim.

Wholesale Equity
The Wholesale Equity portfolio (assets representing 'Equity Risk' including ordinary equity, preference shares and debt securities) totals £4.9 billion (split £3.8 billion on balance sheet commitments and £1.1 billion as yet undrawn), the majority of which relates to Lloyds Development Capital and the Funds Investment business.

The overall size of the portfolio has shown a downward trend in the second half of 2011, in the main due to significant disposals of a number of assets from the Project Finance business.  Continuing concerns around sovereign debt in the Eurozone and disappointing economic data from the major economies has resulted in ongoing volatility in equity markets.

Credit risk - Wholesale (continued)

Wholesale Markets
Loans and advances to customers of £35.8 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes Acquisition Finance (leveraged lending), Project Finance and Asset Based Finance (Ship Finance, Aircraft Finance, Rail Capital and Corporate Asset finance).  The dampened effect of UK economic conditions has been felt in the Acquisition Finance portfolio resulting in a higher impairment charge on leveraged exposures during 2011 compared to 2010.  However, a number of sectors remain vulnerable, especially retail, leisure and healthcare, and refinancing risk is also an issue, with significant loan maturities due in the next few years.  In Ship Finance, the outlook for the container, tanker and dry bulk sectors is challenging.

Wholesale Markets is also responsible for the Treasury Assets portfolio which mainly encompasses a portfolio of Asset-Backed Securities and financial institution Floating Rate Note positions.  Portfolio credit quality remained relatively stable over the year and the portfolio size continues to be actively reduced through asset sales and from bond maturities.  Further details of Wholesale Division's Asset-Backed Securities portfolio is provided in note 13 on page 185 of the Statutory Information.

Treasury and Trading
Treasury and Trading acts as the link between the wholesale markets and the Group's balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.

The portfolio comprises £6.0 billion of loans and advances to banks, £2.9 billion of Available-for-Sale debt securities and £2.2 billion of loans and advances to customers (excluding reverse repos).

The majority of Treasury and Trading's funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a secured basis, such as repos facing a Central Counterparty (CCP).  Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.  During the year Lloyds Banking Group became a member of LCH SwapClear as part of a move to reduce counterparty risk by clearing standardised derivative contracts through a CCP.  Treasury and Trading has reduced the government bond portfolio in response to growing concern over market conditions in the Eurozone resulting in minimal exposure to weaker Eurozone sovereigns.  The credit quality of the government bond portfolio is almost solely AAA/AA rated sovereign debt.

Asset Finance
There has been a marginal improvement in credit quality in relation to the retail portfolios during the year.  Impairments remain lower than anticipated, particularly in the Personal Financial Services portfolios and the retail motor loans portfolio.  Asset quality also continues to improve in response to the continuing strategy to enhance the quality of new business written (especially Motor Finance) and following the closure of Personal Financial Services to new business.  The credit quality profile across the non-retail portfolios also remains relatively stable, and underlying impairment levels have reduced from 2010 levels, reflecting a material slow down in new default cases.

Credit risk - Commercial

Overview
• Impairment losses for 2011 decreased significantly to £303 million, from £382 million for 2010.

• The decrease reflects the continued application of our prudent risk appetite approach and the benefits of the low interest rate environment, which has helped maintain defaults at a lower level.

• Portfolio metrics including delinquencies and assets under close monitoring have generally remained steady or improved.

•    Due to the continuing uncertainty regarding the economic outlook, we remain cautious.  Downward pressures on consumer spending from a weakening labour market, still-high household indebtedness and rising Government budgetary pressures continue to imply vulnerability for a number of sectors, most notably retail, motor traders and restaurants.

•    Commercial continue to operate rigorous processes to enhance control and monitoring activities which play a crucial role in identifying customers showing early signs of financial distress and bringing them into our support model.

Impairment charge

	2011	2010	Change
	£m	£m	%

Core	296	381	22
Non-core	7	1
Total impairment charge	303	382	21

Commercial's impairment charge decreased £79 million, or 21 per cent, compared to £382 million during 2010.  This reflects the continued application of a prudent credit risk appetite approach for new business and a low interest rate environment helping to maintain defaults at a lower level.  Impairment charges as an annualised percentage of average loans and advances to customers reduced to 1.06 per cent from 1.24 per cent in 2010.  The majority of the business is based around full banking relationships.  The relatively small non-core portfolio has continued to reduce throughout 2011.

Impaired loans and provisions
Commercial's impaired loans increased by £59 million to £2,915 million compared with 31 December 2010.  Despite this small increase, impairment provisions reduced.  This is a result of lower default rates at the smaller end of the portfolio and write-offs.  As a result, impairment provisions as a percentage of impaired loans reduced to 30.2 per cent from 34.7 per cent at 31 December 2010.  As a percentage of closing loans and advances to customers, impaired loans increased to 9.8 per cent from 9.6 per cent at 31 December 2010.

Credit risk - Commercial (continued)

Impaired loans and provisions

As at 31 December 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	29,681	2,915	9.8	880	30.2
Impairment provisions	(880)
Fair value adjustments	(51)
Loans and advances to customers	28,750

As at 31 December 2010
Commercial2	29,649	2,856	9.6	992	34.7
Impairment provisions	(992)
Fair value adjustments	(103)
Loans and advances to customers	28,554

1	Impairment provisions include collective unimpaired provisions.
2	2010 figures have been restated for transfers from Corporate.

Impaired loans and provisions - Core

As at 31 December 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	28,289	2,885	10.2	858	29.7
Impairment provisions	(858)
Fair value adjustments	(51)
Loans and advances to customers	27,380

As at 31 December 2010
Commercial	27,618	2,835	10.3	976	34.4
Impairment provisions	(976)
Fair value adjustments	(103)
Loans and advances to customers	26,539

1	Impairment provisions include collective unimpaired provisions.

Credit risk - Commercial (continued)

Impaired loans and provisions - Non-core

As at 31 December 2011	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	1,392	30	2.2	22	73.3
Impairment provisions	(22)
Fair value adjustments	-
Loans and advances to customers	1,370

As at 31 December 2010
Commercial	2,031	21	1.0	16	76.2
Impairment provisions	(16)
Fair value adjustments	-
Loans and advances to customers	2,015

1	Impairment provisions include collective unimpaired provisions.

Credit risk - Wealth and International

Overview

•    In Wealth and International, impairment charges totalled £4,610 million, a decrease of 23 per cent from £5,988 million in 2010.  The reduction predominantly reflects lower impairment charges in our Irish portfolio where the rate of impaired loan migration has slowed.

• Impairment coverage has increased in Ireland to 62 per cent from 54 per cent, primarily reflecting further falls in the commercial real estate market during 2011, and further vulnerability exists.

• On the Irish Wholesale portfolio, 84 per cent of the portfolio is now impaired at a coverage ratio of 61 per cent.

•    On the Irish Retail portfolio, impairment provisions as a percentage of impaired loans has increased to 73 per cent against a backdrop of falling house prices and an increase in borrowers falling into arrears.

•    Further provisioning has been necessary in the Group's Australasian portfolio primarily reflecting geographical real estate concentrations where market conditions and asset valuations have remained weak in 2011.

•    The Group has successfully started to reduce its non-core exposure to Ireland with a reduction in gross advances in excess of £2.6 billion during 2011 with disposals in the period being broadly in line with current provisioning levels.

•    The Group has also significantly reduced its exposure in its Australasian business by AUD$2.1 billion including the successful disposal of a £1 billion portfolio of impaired Australasian real estate loans in the last quarter of 2011.  The level of disposals during the year represent 40 per cent of the gross impaired portfolio.

• The majority of Wealth and International's assets are non-core and in run-off.

Wealth and International impairment charge

	2011	2010	Change
	£m	£m	%

Wealth	100	46	(117)
International:
Ireland	3,187	4,264	25
Australia	1,034	1,362	24
Wholesale Europe	204	210	3
Other International	85	106	20
	4,510	5,942	24
Total impairment charge	4,610	5,988	23

Wealth and International impairment charge - Core

	2011	2010	Change
	£m	£m	%

Wealth	33	26	(27)
International	18	-
Total impairment charge	51	26	(96)

Wealth and International impairment charge - Non-core

	2011	2010	Change
	£m	£m	%

Wealth	67	20	(235)
International	4,492	5,942	24
Total impairment charge	4,559	5,962	24

Credit risk - Wealth and International (continued)

Wealth and International's impairment charge in 2011 almost entirely related to non-core portfolios.  The impairment charge decreased by £1,378 million to £4,610 million compared with 2010.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 7.37 per cent from 8.90 per cent in 2010.

Impaired loans and provisions
Total impaired loans increased by £434 million to £20,776 million compared with £20,342 million at 31 December 2010 and as a percentage of closing loans and advances to customers increased to 36.8 per cent from 30.7 per cent at 31 December 2010.  The increase in impaired loans predominantly relates to the Group's non-core book in Ireland where impaired loans increased by £1.9 billion during 2011 reflecting ongoing difficulties in the economy.  This results in 66 per cent of the total Irish portfolio now being classified as impaired (84 per cent wholesale).  Impaired loans in the Australasian book, reduced by £1.4 billion driven by write offs and impaired asset disposals.

Impairment provisions as a percentage of impaired loans increased to 60.6 per cent from 52.5 per cent at 31 December 2010.  The coverage ratio in the Group's Irish portfolio has increased further reflecting continuing weakness in real estate markets where further vulnerability exists.

Credit risk - Wealth and International (continued)

Impairments on Wealth and International loans and advances

As at 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	8,781	399	4.5	162	40.6
International:
Ireland Retail	7,036	1,415	20.1	1,034	73.1
Ireland Wholesale	17,737	14,945	84.3	9,133	61.1
Australia	9,745	2,780	28.5	1,609	57.9
Wholesale Europe	6,356	978	15.4	475	48.6
Other	6,739	259	3.8	170	65.6
	47,613	20,377	42.8	12,421	61.0
Wealth and International	56,394	20,776	36.8	12,583	60.6
Impairment provisions	(12,583)
Fair value adjustments	(42)
Total	43,769

As at 31 December 2010
Wealth	9,472	353	3.7	116	32.9
International:
Ireland Retail	7,673	870	11.3	616	70.8
Ireland Wholesale	19,755	13,575	68.7	7,147	52.6
Australia	14,587	4,187	28.7	2,208	52.7
Wholesale Europe	7,322	1,007	13.8	420	41.7
Other	7,559	350	4.6	177	50.6
	56,896	19,989	35.1	10,568	52.9
Wealth and International	66,368	20,342	30.7	10,684	52.5
Impairment provisions	(10,684)
Fair value adjustments	(327)
Total	55,357

1	Impairment provisions include collective unimpaired provisions.

Credit risk - Wealth and International (continued)

Impairments on Wealth and International loans and advances - Core

As at 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	4,998	245	4.9	82	33.5
International	2,993	20	0.7	18	90.0
Wealth and International	7,991	265	3.3	100	37.7
Impairment provisions	(100)
Fair value adjustments
Total	7,891

As at 31 December 2010
Wealth	5,513	202	3.7	74	36.6
International	2,922	-	-	-	-
Wealth and International	8,435	202	2.4	74	36.6
Impairment provisions	(74)
Fair value adjustments	(144)
Total	8,217

1	Impairment provisions include collective unimpaired provisions.

Impairments on Wealth and International loans and advances - Non-core

As at 31 December 2011	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	3,783	154	4.1	80	51.9
International	44,620	20,357	45.6	12,403	60.9
Wealth and International	48,403	20,511	42.4	12,483	60.9
Impairment provisions	(12,483)
Fair value adjustments	(42)
Total	35,878

As at 31 December 2010
Wealth	3,959	151	3.8	42	27.8
International	53,974	19,989	37.0	10,568	52.9
Wealth and International	57,933	20,140	34.8	10,610	52.7
Impairment provisions	(10,610)
Fair value adjustments	(183)
Total	47,140

1	Impairment provisions include collective unimpaired provisions.

Credit risk - Wealth and International (continued)

Wealth
Total impaired loans increased by £46 million, or 13 per cent to £399 million compared with £353 million at 31 December 2010 and as a percentage of closing loans and advances increased to 4.5 per cent from 3.7 per cent at 31 December 2010.  Impairment charges increased by £54 million to £100 million compared with 2010 primarily due to increased charges in the Group's Spanish mortgage book reflecting the deteriorating housing market and economy in Spain.  Impairment charges as a percentage of average loans and advances to customers increased to 1.1 per cent from 0.5 per cent in 2010.

Ireland
Total impaired loans increased by £1,915 million, or 13 per cent to £16,360 million compared with £14,445 million at 31 December 2010 and as a percentage of closing loans and advances increased to 66.0 per cent from 52.7 per cent at 31 December 2010.  Impairment charges decreased by £1,077 million to £3,187 million compared to 2010.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 11.9 per cent from 15.4 per cent in 2010.

Continuing weakness in the Irish real estate markets resulted in a further increase in impaired wholesale loans and coverage in 2011.  The majority of Irish retail provisions relate to a residential mortgage portfolio where impairment charges have increased in relation to 2010 due to a continued decline in residential property prices and higher arrears levels, including customers on a forbearance arrangement.

Impairments on Ireland loans and advances

	As at 31 December 2011			As at 31 December 2010
	Gross loans	Impaired loans	Provisions	Gross loans	Impaired loans	Provisions
	£m	£m	£m	£m	£m	£m

Commercial Real Estate	10,872	9,807	6,194	11,685	9,232	4,791
Corporate	6,865	5,138	2,939	8,070	4,343	2,356
Retail	7,036	1,415	1,034	7,673	870	616
Total	24,773	16,360	10,167	27,428	14,445	7,763

The most significant contribution to impairment in Ireland is the Commercial Real Estate portfolio.  Impairment provisions provide 63 per cent coverage on impaired commercial real estate loans.  Mortgage lending at the year-end comprised 99 per cent of the retail portfolio with impaired loans of £1.4 billion and impairment coverage of 70 per cent.

£2.6 billion of wholesale lending within the Commercial Real Estate and Corporate portfolios relates to sterling loans secured on UK property.

Within the Commercial Real Estate portfolio, over 90 per cent of the portfolio is now impaired.  The average impairment coverage ratio has increased in the year to 63 per cent (52 per cent 31 December 2010) reflecting the continued deteriorating Irish economic conditions and Irish commercial property market.

Credit risk - Wealth and International (continued)

The Group has successfully started to reduce our non-core exposure to Ireland with disposals in excess of €1 billion in the period broadly in line with current provisioning levels.

Australia
Total impaired loans decreased by £1,407 million, or 34 per cent to £2,780 million compared with £4,187 million at 31 December 2010.  The decrease in impaired loans in the period is as a result of impaired asset disposals and write offs partially offset by further migration of cases to impaired status.  Total impaired loans as a percentage of closing loans and advances decreased to 28.5 per cent from 28.7 per cent at 31 December 2010.

Impairment charges decreased by £328 million to £1,034 million compared to 2010.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 8.2 per cent from 9.3 per cent in 2010.

Impairment on the Group's commercial real estate portfolio in Australasia was the main contributor to the full year charge.  This portfolio is exposed to Australian non-metropolitan real estate markets where market conditions and asset valuations in 2011 have remained weak.  The Group has significantly reduced its remaining exposure following the successful disposal of a £1 billion portfolio of loans during the last quarter of 2011 in our two most challenging markets (Gold Coast and New Zealand).  A specific charge of £70 million was also incurred in the period as a result of losses arising from the earthquake in New Zealand.

Wholesale Europe
Total impaired loans decreased by £29 million, or 3 per cent to £978 million compared with £1,007 million at 31 December 2010 and as a percentage of closing loans and advances increased to 15.4 per cent from 13.8 per cent at 31 December 2010.  Impairment charges decreased by £6 million to £204 million compared to 2010.  Impairment charges as an annualised percentage of average loans and advances to customers increased to 2.9 per cent compared to 2.8 per cent in 2010.  Commercial real estate was the primary driver of the impairment charge in Wholesale Europe reflecting provisions on a small number of specific transactions.

Other International
Impairments mainly relate to the corporate business in Dubai and the Dutch mortgage business.  Total impaired loans decreased by £91 million, or 26 per cent to £259 million compared with £350 million at 31 December 2010 and as a percentage of closing loans and advances decreased to 3.8 per cent from 4.6 per cent at 31 December 2010.  Impaired loans predominantly relate to a limited number of corporate exposures and the reduction in impaired balances primarily reflects write offs in respect of two loans that have been exited in the period.  Impairment charges decreased by £21 million to £85 million compared to 2010.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 1.2 per cent from 1.3 per cent in 2010.

Exposures to selected Eurozone countries

The following section summarises the Group's direct exposure to certain European countries which have been identified on the basis of a Standard & Poor's rating of A or less, as at 31 December 2011.  The exposures are shown at their balance sheet carrying values, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  Indirect risk is taken into account where it is determined that counterparties have material direct exposure to selected countries.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone on a daily basis, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group's exposures.

The following tables summarise exposures to the selected European countries by type of counterparty:

At 31 December 2011	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

Direct sovereign exposure	-	-	16	-	17	33
Central bank balances	-	-	-	-	35	35
Banks	-	207	433	142	1,692	2,474
Asset backed securities	55	376	39	341	375	1,186
Other financial institutions	-	272	88	19	27	406
Other corporate	431	8,894	81	298	2,935	12,639
Retail	-	6,027	-	11	1,649	7,687
Insurance assets	-	68	47	-	39	154
	486	15,844	704	811	6,769	24,614
At 31 December 2010
Direct sovereign exposure	-	-	31	-	54	85
Central bank balances	-	-	-	-	44	44
Banks	-	1,818	596	362	2,437	5,213
Asset backed securities	75	867	594	447	987	2,970
Other financial institutions	-	74	151	65	146	436
Other corporate	473	11,632	228	267	2,769	15,369
Retail	-	7,202	-	10	1,769	8,981
Insurance assets	-	107	294	-	110	511
	548	21,700	1,894	1,151	8,316	33,609

In addition to the above countries, the Group has total exposures with six other European countries which are rated A or below.  No balance with one individual country exceeds £350 million.  These balances primarily relate to corporate exposures.

Exposures to selected Eurozone countries (continued)

Direct sovereign exposures - Our sovereign exposures are primarily to the UK and the Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.  Total exposures to the selected countries are £33 million (December 2010: £85 million) and are primarily in respect of loans and advances held at amortised cost, with no impairments recognised.  Direct sovereign exposures include those to the Export Credit Agencies for Italy and Spain.  Since 2009, the Group has proactively managed and reduced limits and exposures to these countries.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

In addition to direct sovereign exposures, the Group maintains deposit balances with a number of European central banks for regulatory and liquidity management purposes.  For the selected countries, the Group has a central bank balance with Spain of £35 million (December 2010: £44 million).

Exposures to banks

At 31 December 2011	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

Amortised cost	-	46	41	17	33	137

Available for sale
Cost	-	193	194	198	1,848	2,433
AFS reserve	-	(57)	(14)	(74)	(300)	(445)
	-	136	180	124	1,548	1,988

Net trading assets	-	-	188	-	59	247
Derivatives - net CDS assets and liabilities	-	-	-	-	-	-
Derivatives - other	-	25	24	1	52	102
Total exposure	-	207	433	142	1,692	2,474

At 31 December 2010
Amortised cost	-	42	59	62	52	215

Available for sale
Cost	-	923	512	362	2,586	4,383
AFS reserve	-	(82)	(9)	(62)	(265)	(418)
	-	841	503	300	2,321	3,965
Net trading assets	-	919	25	-	38	982
Derivatives - net CDS assets and liabilities	-	-	9	-	-	9
Derivatives - other	-	16	-	-	26	42
Total exposure	-	1,818	596	362	2,437	5,213

Included within exposures to banks, and treated as available for sale assets, are covered bonds of £1.7 billion (December 2010: £2.0 billion).  The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collaterisation, with an overall weighted maturity of approximately five years.

Exposures to selected Eurozone countries (continued)

Remaining exposures to banks held at amortised cost are predominantly short-term and relate to general banking facilities, money market and repo facilities and fixed and floating rate notes.  No impairments are held against these exposures.  In addition there are unutilised and uncommitted money market lines and repo facilities of approximately £1.7 billion predominantly in respect of Spanish and Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

Net trading assets relate to exposures within the credit trading market-making business.  There has been a large reduction in trading assets in the year in line with the overall Group balance sheet.

Derivative balances are shown at fair value adjusted where master netting agreements exist and net of cash collateral of £155 million.  There are credit default swap positions referenced to banking groups domiciled in Italy (net long of £1 million and net short of £4 million) and Spain (net short of £10 million).

Asset backed securities

At 31 December 2011	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

Amortised cost	32	221	26	208	211	698

Available for sale
Cost	44	268	14	219	213	758
AFS reserve	(21)	(113)	(1)	(86)	(49)	(270)
	23	155	13	133	164	488

Total exposure	55	376	39	341	375	1,186

At 31 December 2010
Amortised cost	37	558	467	241	600	1,903

Available for sale
Cost	51	417	149	261	471	1,349
AFS reserve	(13)	(108)	(22)	(55)	(84)	(282)
	38	309	127	206	387	1,067

Total exposure	75	867	594	447	987	2,970

Country of exposure for asset backed securities is based on the location of the underlying assets.

Within the asset backed securities exposures, the underlying assets are predominantly residential mortgages.  No impairments are held against these exposures.  Significant exposure reductions were achieved during 2011, primarily through asset sales.

Exposures to selected Eurozone countries (continued)

Other financial institutions

At 31 December 2011	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

Amortised cost	-	255	18	-	-	273
Available for sale
Cost	-	-	-	-	-	-
AFS reserve	-	-	-	-	-	-
	-	-	-	-	-	-
Net trading assets	-	5	34	8	27	74
Derivatives - other	-	12	36	11	-	59
Total exposure	-	272	88	19	27	406

At 31 December 2010
Amortised cost	-	33	43	58	77	211
Available for sale
Cost	-	23	4	-	-	27
AFS reserve	-	-	-	-	-	-
	-	23	4	-	-	27
Net trading assets	-	17	99	5	68	189
Derivatives - other	-	1	5	2	1	9
Total exposure	-	74	151	65	146	436

Exposures to other financial institutions primarily relate to balances held within insurance companies and funds.  No impairments are held against these exposures.

Exposures to selected Eurozone countries (continued)

Other corporate exposures

At 31 December 2011	Greece	Ireland	Italy	Portugal	Spain	Total
£m		£m	£m	£m	£m	£m

Amortised cost:
Gross exposure	407	15,910	69	125	2,192	18,703
Impairment allowances	(43)	(7,961)	(1)	(25)	(149)	(8.179)
	364	7,949	68	100	2,043	10,524
Net trading assets	-	-	-	-	-	-
Derivatives - other	19	31	-	2	167	219
On balance sheet exposures	383	7,980	68	102	2,210	10,743
Off balance sheet exposures	48	914	13	196	725	1,896
Total exposure	431	8,894	81	298	2,935	12,639

At 31 December 2010
Amortised cost:
Gross exposure	384	17,512	135	130	1,849	20,010
Impairment allowances	(19)	(6,561)	(7)	(2)	(111)	(6,700)
	365	10,951	128	128	1,738	13,310
Net trading assets	-	47	-	-	-	47
Derivatives - other	6	36	2	-	38	82
On balance sheet exposures	371	11,034	130	128	1,776	13,439
Off balance sheet exposures	102	598	98	139	993	1,930
Total exposure	473	11,632	228	267	2,769	15,369

Other corporate balances within individual countries comprise:

Greece- The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

Ireland - see page 146 for further details on Irish exposures.

Italy and Portugal - exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

Spain - The corporate exposure in Spain is mainly local lending (90 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (81 per cent) and commercial real estate portfolio (19 per cent).

Exposures to selected Eurozone countries (continued)

Retail exposures

At 31 December 2011	Greece	Ireland	Italy	Portugal	Spain	Total
£m		£m	£m	£m	£m	£m

Amortised cost:
Gross exposure	-	7,061	-	11	1,685	8,757
Impairment allowances	-	(1,034)	-	-	(70)	(1,104)
On balance sheet exposures	-	6,027	-	11	1,615	7,653
Off balance sheet exposures	-	-	-	-	34	34
Total exposure	-	6,027	-	11	1,649	7,687

At 31 December 2010
Amortised cost:
Gross exposure	-	7,818	-	10	1,712	9,540
Impairment allowances	-	(616)	-	-	(35)	(651)
On balance sheet exposures	-	7,202	-	10	1,677	8,889
Off balance sheet exposures	-	-	-	-	92	92
Total exposure	-	7,202	-	10	1,769	8,981

Retail exposures within Spain are predominantly secured residential mortgages, where about half of the borrowers are expatriates.  Impaired lending represented 6 per cent (December 2010: 6 per cent) of the portfolio, with a coverage ratio of 49 per cent (December 2010: 31 per cent).  See page 148 for further details on Irish exposures.

Insurance assets

	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

At 31 December 2011	-	68	47	-	39	154

At 31 December 2010	-	107	294	-	110	511

Assets held by the Insurance business are held outside the with-profits and unit-linked funds.  Approximately £127 million of these exposures relate to direct investments where the issuer is resident in Spain, Italy or Ireland and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds administered by SWIP (the Global Liquidity Fund and the Short-Term Fund) where in line with the investment mandates, cash is invested in the money markets.  For these funds, which are domiciled in Ireland, the exposure is analysed on a look through basis to the underlying assets held and the Insurance business's pro rata share of these assets rather than treating all the holding the fund as exposure to Ireland.  Within the above exposures there are no sovereign exposures.

Exposures to selected Eurozone countries (continued)

Other European exposures
The Group has the following exposures to sovereigns, banks, asset backed securities, and other financial institutions in the following European countries:

At 31 December 2011	Austria	Belgium	France	Germany	Luxembourg	Netherlands	Switzerland
£m		£m	£m	£m	£m	£m	£m

Direct sovereign exposure	2	74	217	656	2	-	-
Central bank balances	-	4	-	203	3	9,594	125
Banks	202	404	1,517	1,291	4	712	937
Asset backed securities	-	-	525	703	-	176	-
Other financial institutions	5	11	143	100	14	173	77

At 31 December 2010
Direct sovereign exposure	-	78	842	1,837	153	2	-
Central bank balances	-	3	4	70	4	10,846	297
Banks	762	1,009	1,675	3,007	35	1,342	1,072
Asset backed securities	-	75	806	1,678	7	1,319	-
Other financial institutions	289	21	308	313	34	788	74

Banks and Financial Institutions in the above countries may have exposures to other European countries that have Standard and Poor's rating of A or lower.

Regulatory

Independent Commission on Banking
The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition.  The ICB published its final report on the 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV.  The report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide switching solution by September 2013, and improving transparency.  The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group's EC mandated branch disposal (Project Verde), that to create a strong challenger in the UK banking market, the entity which results from the divestment should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers.  The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if 'a strong and effective challenger' has not resulted from the Company's divestment by 2015.  The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a 'substantially enhanced' divestment by the Group.

The Government published its response to the ICB recommendations on 19 December 2011.  The Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor.  In relation to the Group's announcement that it was to pursue exclusive negotiations with the Co-operative Group, the Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with the Co-operative Group's existing share to create a competitor with approximately 7-8 per cent.  The Government also stated that the execution of the divestment is a commercial matter, and it has no intention of using its shareholding to deliver an enhancement.

New regulatory regime
On 27 January 2012, the Government published the Financial Services Bill.  The proposed new UK regulatory architecture will see the transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA).  The PRA will be responsible for supervising banks, building societies and other large firms.  The FCA will focus on consumer protection and market regulation.  The Bill is also proposing new responsibilities and powers for the FCA.  The most noteworthy are the proposed greater powers for the FCA in relation to competition and the proposal to widen its scope to include consumer credit.  The Bill is expected to take effect in early 2013.

In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA in 2013.  Until this time the responsibility for regulating and supervising the activities of the Group and its subsidiaries will remain with the FSA.  On 2 April the FSA will introduce a new 'twin peaks' model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Bill.  There will be two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct.  (All other firms (ie those not dual regulated) will be solely supervised by the conduct supervisors).

Regulatory (continued)

In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory matters across the EU.

Capital and liquidity
Evolving capital and liquidity requirements continue to be a priority for the Group.  The Basel Committee on Banking Supervision has put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of 'capital', introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Implementation of these changes is expected to be phased in between 2013 and 2018.

Anti bribery
The Bribery Act 2010 came fully into force on 1 July 2011.  It enhances previous laws on bribery and is supported by some detailed guidance issued by the Ministry of Justice on the steps a business needs to take to embed 'adequate procedures' to prevent bribery.  A company convicted of failing to have 'adequate procedures' to prevent bribery could receive an unlimited fine.  The Group operates a group-wide anti-bribery policy, applicable to all of its businesses, operations and employees, which incorporates the requirements of the UK Bribery Act 2010.

US regulation
Significant regulatory initiatives from the US impacting the Group include the Dodd-Frank Act (which imposes specific requirements for systemic risk oversight, securities market conduct and oversight, bank capital standards, arrangements for the liquidation of failing systemically significant financial institutions and restrictions to the ability of banks to engage in proprietary trading activities known as the 'Volcker Rule').  The Act will have both business and operational implications for the Group within and beyond the US.  In addition the Foreign Account Tax Compliance Act (FATCA) requires non-US financial institutions to enter into disclosure agreements with the US Treasury and all non-financial non-US entities to report and/or certify their ownership of US assets in foreign accounts or be subject to 30 per cent withholding tax.

European regulation
At a European level, the pace of regulatory reform has increased with a number of new directives or changes to existing directives planned in the next 12 months including a revised markets in Financial Instruments Directive, Transparency Directive, Insurance Mediation Directive and a Fifth Undertakings in Collective Investments in Transferable Securities Directive as well as a proposed Directive regulating Packaged Retail Investment Products.

Independent Commission on Banking
We continue to play a constructive role in the debate with the Government and other stakeholders on all issues under consideration in relation to the ICB's recommendations.

New regulatory regime
The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to regulatory changes and mitigate against risks to the Group and its stakeholders.

Regulatory (continued)

Capital and liquidity
The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing its plans to implement regulatory changes and directives through change management programmes.

Anti bribery
The Group has no appetite for bribery and explicitly prohibits the payment, offer, acceptance or request of a bribe, including 'facilitation payments'.

The Group has enhanced its internal compliance processes including those associated with payment screening, colleague training and hospitality.

US and European regulation
The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing with its plans to implement regulatory changes and directives, through change management programmes.  The Group is also continuing to progress its plans to achieve Solvency II compliance.

Market risk

Principal risk
There is a risk to the Group's banking income arising from the level of interest rates and the margin of interbank rates over central bank rates.  A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

Equity market movements and changes in credit spreads impact the Group's results.

• The main equity market risks arise in the life assurance companies and staff pension schemes.

• Credit spread risk arises in the life assurance companies, pension schemes and banking businesses.

Continuing concerns about the fiscal position in Eurozone countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the euro and widened spreads between central bank and interbank rates.

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

Market Risk is reported regularly to appropriate committees.

The Group's trading activity is small relative to our peers and is not considered to be a principal risk.  The average 95 per cent 1-day trading Value at Risk (VaR) was £6 million for the year to 31 December 2011.

Customer treatment

Principal risk
Customer treatment and how the Group manages its customer relationships affect all aspects of the Group's operations and are closely aligned with achievement of the Group's strategic vision to be the best bank for customers.  As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base, we face significant conduct risks, such as: products or services not meeting the needs of our customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer's complaint effectively where we have got it wrong and not met customer expectations.

There remains a high level of scrutiny regarding the treatment of customers by financial institutions from regulatory bodies, the press, and politicians.  The FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group's business may be determined by regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

The Group's Conduct Risk Strategy and supporting framework have been designed to support our vision and strategic aim to put the customer at the heart of everything we do.  We have developed and implemented a framework to enable us to deliver the right outcomes for our customers, which is supported by policies and standards in key areas, including product governance, sales, responsible lending, customers in financial difficulties, claims and complaints handling.

The Group actively engages with the regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns.

People risk

Principal risk
The quality and effectiveness of the Group's people are fundamental to its success.  Consequently, the Group's management of material people risks is critical to its capacity to deliver against its long-term strategic objectives.  Over the next year the Group's ability to manage people risks successfully may be affected by the following key drivers:

• the Group's continuing structural consolidation and the sale of part of our branch network under Project Verde may result in disruption to our ability to lead and manage our people effectively

• the continually changing, more rigorous regulatory environment may impact our people strategy, remuneration practices and retention

• macroeconomic conditions and negative media attention on the banking sector may impact retention, colleague sentiment and engagement.

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

• strong focus on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre staff together with implementation of rigorous succession planning

• A continued focus on people risk management across the group

•    ensuring compliance with legal and regulatory requirements related to Approved Persons and the FSA Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and people risk priorities

• strengthening risk management culture and capability across the Group, together with further embedding of risk objectives in the colleague performance and reward process.

Insurance risk

The major sources of insurance risk are within the insurance businesses and the Group's defined benefit staff pension schemes ("pension schemes").  Insurance risk is inherent in the insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.  The primary insurance risk carried by the Group's pension schemes is related to longevity.

Principal risk
Insurance risk within the insurance businesses has the potential to significantly impact the earnings and capital position of the Insurance Division of the Group.  For the Group's pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

• Insurance risk is reported regularly to appropriate committees and boards.

•   Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly.  Longevity assumptions for the Group's pension schemes are reviewed annually together with other IFRS assumptions.  Expert judgement is required.

• Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

State funding and state aid

HM Treasury currently holds approximately 40.2 per cent of the Group's ordinary share capital.  United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury's shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

The Group made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors for the two years to 28 February 2011, and other matters relating to corporate governance and colleague remuneration.  The lending commitments were subject to prudent commercial lending and pricing criteria, the availability of sufficient funding and sufficient demand from creditworthy customers.  These lending commitments were delivered in full in the second year.

The subsequent agreement (known as 'Merlin') between five major UK banks (including the Group) and the Government in relation to gross business lending capacity in the 2011 calendar year was subject to a similar set of criteria.  The Group delivered in full its share of the commitments by the five banks, both in respect of lending to Small and SMEs and in respect of overall gross business lending.  The Group has made a unilateral lending pledge for 2012 as part of its publicly announced SME charter.

In addition, the Group is subject to European state aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and remedy any distortion of competition and trade in the European Union (EU) arising from the state aid given to the Group.  This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014 and the disposal of certain portions of its Retail business by the end of November 2013.  In June 2011 the Group issued an Information Memorandum to potential bidders, of this retail banking business, which the European Commission confirmed met the requirements to commence the formal sale process for the sale no later than 30 November 2011.  On the 14 December 2011 the Group announced that having reviewed the formal offers made, its preferred option was for a direct sale and that it was entering exclusive discussions with The Co-operative Group.  The Group is also continuing to progress an Initial Public Offering (IPO) in parallel.  The Group continues to work closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the Restructuring Plan.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 24 February 2012